SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2003

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release
Annual Report 2002
The Enel Group
Board of Directors, Board of Statutory Auditors and Independent Auditors
Letter to Shareholders
The Enel stock
Report on operations
Overview and summary of results
Financial review
Operating review
Results by Division
Generation and Energy Management
Sales, Infrastructure and Networks
Electricity
Gas
Terna
Telecommunications
Services and Other activities
Parent Company
Research and Development
Human Resources
Corporate governance
Environment
Events subsequent to December 31, 2002 and outlook
Other information
Consolidated Financial Statements
Consolidated Balance Sheet
Consolidated Income Statement
Notes to the Financial Statements
Balance Sheet — Assets
Balance Sheet – Liabilities and Shareholders’ Equity
Off Balance Sheet Items
Income Statement
Attachments
Subsidiaries and other relevant investments of the Enel Group at December 31, 2002
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

•	Press Release dated April 10, 2003;

•	Annual Report 2002.

Press Release

ENEL APPROVES 2003 STOCK OPTION PLAN

Rome, April 10, 2003 — The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, today approved the stock option plan for 2003 and the regulations for its implementation.
The Shareholders will be requested to delegate the power to increase Enel’s share capital in connection with such plan at the meeting already called for May 23 (on first call) and May 24, 2003 (on second call). The agenda of the Shareholders’ meeting has been amended accordingly.
According to the present plan, similar in structure to the plan adopted in 2002, senior officers selected by the Board of Directors are assigned options regarding the subscription of a corresponding number of newly issued Enel ordinary shares.
In particular, the Board of Directors resolved today the allotment of an overall number of 47,624,005 options for the benefit of approximately 550 senior officers of the Enel Group, including Enel’s Chief Executive Officer in his capacity as General Manager.
The plan states that the options — if the conditions for their exercise shall be met — may be exercised as follows: 30% from 2004, a further 30% from 2005 and the remaining 40% from 2006; in any case, the options cannot be exercised after December 31, 2008.
The exercise of the options is subject to the achievement of the performance targets set by the Board of Directors.
More specifically, the plan provides that all the allotted options become exercisable — according to the aforesaid timing — if, in 2003, the consolidated EBITDA exceeds the target indicated in the budget and the performance of Enel shares on the Italian stock market is higher — according to calculation criteria indicated by the plan’s regulations — than that of a specific reference index (50% MIBTEL and 50% FTSE Eurotop 300 Electricity). In the event that even one of the aforesaid objectives is not met, all the allotted options automatically expire.
The strike price has been set as the arithmetical average of the reference prices of Enel shares on the Italian stock market for the period from March 10 to April 10, 2003, in compliance with the relevant tax regulations.
The Board of Directors resolved moreover a limited increase of Enel’s share capital (for approximately 41.7 million euro) in connection with the options allotted under the 2002 plan that have become exercisable.

ANNUAL REPORT
2002

The consolidated financial statements of Enel Group included in this annual report have been prepared in accordance with Italian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States (“US Gaap”).
The Independent Auditors of Enel SpA, KPMG SpA, have not yet issued an audit opinion on these financial statements, nor has the Board of Statutory Auditors of Enel SpA yet issued a report on these financial statements. Such statements do not include any reconciliation to US Gaap. The audited consolidated financial statements to be included in a subsequent version of our annual report, which we expect to issue in May 2003, will include an audit opinion issued by KPMG SpA and a report issued by the Board of Statutory Auditors of Enel SpA. The Annual Report on Form 20-F, which we expect to issue no later than June 30, 2003, will include a reconciliation of Enel’s consolidated net income and shareholders’ equity, as determined under Italian Gaap, with that under US Gaap, together with the accompanying explanatory notes.

CONTENTS

The Enel Group	6
Board of Directors, Board of Statutory Auditors and Independent Auditors	7
Highlights	8
Letter to Shareholders	10
The Enel stock	12

Report on operations
Overview and summary of results	16

Financial review	21

Operating review
Results by Division	42

Generation and Energy Management	43
Sales, Infrastructure and Networks	53
- Electricity	54
- Gas	63
Terna	66
Telecommunications	68
Services and Other activities	74
Parent Company	79

Research and Development	81
Human Resources	83
Corporate governance	92
Environment	108
Events subsequent to December 31, 2002 and outlook	110
Other information	115

Consolidated Financial Statements
Consolidated Balance Sheet	118
Consolidated Income Statement	120

Notes to the Financial Statements	122
Balance Sheet — Assets	131
Balance Sheet — Liabilities and Shareholders’ Equity	148
Off Balance Sheet Items	166
Income Statement	168

Attachments
Subsidiaries and other relevant equity investments of the Enel Group at December 31, 2002	176

The Enel Group

Following a refocusing of Enel’s business, the Group adopted a new organizational structure aimed at focusing its activities on the market and allowing for a more direct control of costs and related benefits.

Board of Directors, Board of Statutory Auditors and Independent Auditors

Board of Directors Chairman Piero Gnudi Chief Executive Officer and General Manager Paolo Scaroni Directors Mauro Miccio Franco Morganti Fernando Napolitano Francesco Taranto Gianfranco Tosi	Board of Statutory Auditors

Chairman
Bruno De Leo

Auditors
Franco Fontana
Gustavo Minervini

Substitute Auditors
Francesco Bilotti
Roberto Ulissi

Secretary
Claudio Sartorelli

Independent Auditors
KPMG SpA

Division of powers

Board of Directors
The Board is vested by the bylaws with the broadest powers for the ordinary and extraordinary management of the Company, and specifically has the power to carry out all the actions it deems advisable to implement and attain the corporate purpose, excepting only the actions that the law and the bylaws reserve for Shareholders’ Meetings.

Chairman of the Board of Directors

The Chairman is vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, presides over Shareholders’ Meetings, convenes and presides over the Board of Directors, and ascertains that the Board’s resolutions are carried out. A Board resolution of December 12, 2002 also assigns the Chairman several additional powers that are non-managerial.

Chief Executive Officer

The Chief Executive Officer is also vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, and in addition is vested by a Board resolution of May 24, 2002 with all powers for managing the Company, with the exception of those that are otherwise assigned by the law or the bylaws or that the aforesaid resolution reserves for the Board of Directors.

Highlights

Enel Group

	2002		2001

				Restated (1)

Income data (in millions of euro)
Revenues	29,977		28,781	29,726
Gross operating margin	7,861		8,536	8,079
Operating income	2,880		3,478	3,019
Group net income	2,008		4,226	3,961

Financial data (in millions of euro)
Gross capital employed	49,922		47,191
Net capital employed	45,309		43,039
Total financial debt	24,467		21,930
Shareholders’ Equity including minority interests	20,842		21,109
Cash flow from operations	4,793		6,164
Capital expenditure	5,717		4,718	4,941

Ratios
ROI (%) (2)	5.9%		7.2%	6.3%
ROE (%) (3)	9.6%		21.5%	20.2%
Debt to equity ratio	1.17		1.04
Gross operating margin/ net financial expense	6.7		7.7	6.9

Per share data (euro)
Group net income per share	0.331		0.697	0.653
Gross operating margin per share	1.297		1.408	1.332
Operating income per share	0.475		0.574	0.498
Group Shareholders’ Equity per share	3.426		3.458
Dividend per share	0.360	(4)	0.360

Operating data
Domestic electricity sales on the free and regulated market (TWh)	194.3		206.0
Electricity transported for the free market in Italy (TWh)	94.0		76.8
Net electricity generated in Italy (TWh)	145.1		169.1	145.9
Employees at year-end	71,204		72,661

Market indicators
Average Brent oil price ($/b)	25.0		24.5
High-sulfur content fuel oil average price ($/t)	132.4		116.0
Low-sulfur content fuel oil average price ($/t)	148.2		133.1
Average $/€ exchange rate	0.946		0.896
Six month Euribor rate	3.35%		4.16%

(1)	Figures relate to the restated consolidated income statement that excludes Elettrogen and Valgen (sold in 2001) from January 1, 2001, and Eurogen from July 1, 2001. Results of Infostrada are included from January 1, 2001, inclusive of the impact on goodwill amortization and on financial charges resulting from the acquisition.
(2)	Operating income / average gross capital employed.
(3)	Group net income / average Group Shareholders’ Equity.
(4)	Dividend proposed by the Board of Directors of March 27, 2003.

Divisions

		2001			2001			2001
	2002	restated		2002	restated		2002	restated

				Gross operating
In millions of euro	Revenues			margin			Operating income

Generation and Energy Management	11,777	11,490	2.5%	2,853	3,633	-21.5%	1,468	2,314	-36.6%
Sales, Infrastructure and Networks	20,586	22,206	-7.3%	3,461	3,206	8.0%	2,100	1,526	37.6%
Terna	828	793	4.4%	525	480	9.4%	271	229	18.3%
Telecommunications (1)	3,921	3,457	13.4%	614	18	–	(1,019)	(1,440)	29.2%
Services and Other activities	2,874	2,321	23.8%	272	394	-31.0%	(50)	128
Parent Company	1,973	3,928	-49.8%	190	440	-56.8%	164	336	-51.2%
Elisions and adjustments	(11,982)	(14,469)		(54)	(92)		(54)	(74)

Total	29,977	29,726	0.8%	7,861	8,079	-2.7%	2,880	3,019	-4.6%

(1)	The operating income and net capital employed include goodwill on the acquisition of Infostrada and of the interest in WIND formerly held by Deutsche Telekom, in terms of amortization and of carrying value.

		2001		at Dec. 31,	at Dec. 31,		at Dec. 31,	at Dec. 31,
	2002	restated		2002	2001		2002	2001

In millions of euro	Capital expenditure			Net capital employed			Employees (no.)

Generation and Energy Management	1,091	731	49.2%	16,147	14,133	14.3%	13,397	15,046	-11.0%
Sales, Infrastructure and Networks	1,967	1,566	25.6%	11,612	9,942	16.8%	39,489	39,629	-0.4%
Terna	178	173	2.9%	3,067	3,330	-7.9%	3,106	3,214	-3.4%
Telecommunications(1)	1,899	2,054	-7.5%	11,976	13,148	-8.9%	8,602	8,428	2.1%
Services and Other activities	582	417	39.6%	2,681	2,390	12.2%	6,083	5,810	4.7%
Parent Company	–	–		–	–		527	534	-1.3%
Elisions and adjustments				(174)	96

Total	5,717	4,941	15.7%	45,309	43,039	5.3%	71,204	72,661	-2.0%

Letter to Shareholders

To our Shareholders:

In 2002, the reduction in the size of Enel imposed by legislation liberalizing the domestic electricity market was completed. In the year, we completed the sale of Eurogen, representing about 15% of Enel’s generation capacity and of domestic distribution networks, serving 20 municipalities and about 500,000 customers. The process for sale of Interpower, consisting of about 5% of our generation capacity, originating in 2002, was concluded in January 2003. Starting in 2003, about two thirds of the Italian electricity market will be free to chose its supplier, and Italy will reach one of the highest degrees of liberalization in Europe. Enel is preparing to face the challenges posed by the market and to exploit new growth opportunities in the sectors of electricity and gas. With this intent, we have identified three strategic objectives:
•	the focusing on the energy core business
•	the achievement of a cost leadership
•	a strong attention to customer care

Our priority was the refocusing of Enel’s activities, a task that implied the concentration of our resources in those businesses in which we possess the experience, technology and know-how to create value for our Shareholders. Enel’s new mission is that of being leader in Italy and on the international market for energy, concentrating on the generation, distribution and sale of electricity and gas. Possible international acquisitions will be evaluated with the objective of strengthening our presence in promising markets such as Spain and, limited to renewable sources, in North and Central America (in these countries we already have a generation capacity of about 3,000 MW and serve 500,000 customers), entering new markets that offer good prospects for a profitable and synergic growth. Following the refocusing of our business, we adopted a new organizational structure able to manage a simple and more effective business model.

Our second strategic objective is that of becoming cost leaders in the generation, distribution and sale of electricity and gas.

In the field of electricity generation, we installed seven new combined-cycle plants generating a total of 2,800 MW and plan to complete plants generating an additional 1,900 MW by the end of this year, reducing by 2004 fuel costs by 15%. We accelerated the implementation of operating cost cuts with the objective of reaching a level in line with the most efficient operators at the world level by 2005. With regards to gas, we completed our strategic supply program through the use of NLG and pipelines from

Algeria, Nigeria and Russia. Our objective in this field is to secure a steady supply at a cost considerably lower than that of our competitors.
In the field of electricity distribution, we installed about 6 million digital meters and plan to install the remaining 25 million by 2005. The project for the remote control of metering and other services through digital meters places Enel at the forefront of technology at the world level, and about seventy domestic and foreign operators have already contacted us on the possibility of adopting our system to improve the efficiency and reliability of their electricity distribution networks. We also accelerated the implementation of productivity improvement measures, with the objective of reducing costs in advance with respect targets imposed by the regulator. By 2005 we will reduce the cash cost per customer by about 15% through a reduction in operating costs and the maximization of investment efficiency.
Enel will continue to be a leader in terms of quality and reliability. In 2002 Enel was the only distributor of electricity in Italy to receive a prize from the Authority for Electricity and Gas for the achievement of a higher than required service standard. The excellent service quality standard we provide earned us a prize of euro 32 million also in 2003.

The third strategic objective is that of building a closer relationship between Enel and its customers. In 2002 we continued the development of capillary and efficient service channels. We completed our Contact Center network, the standard of which continues to improve. We doubled the number of Enel.si franchising stores, now numbering more than 600 on the Italian territory. We opened also 1,000 QuiEnel outlets, providing, side-by-side with PuntoEnel points, a physical location where our customers can contact us. Finally, we strengthened our online services that are expected in 2003 to generate over 100,000 contacts per month.

Our presence on the national territory grew considerably, while the average cost per contact was reduced by two thirds to one of the most efficient in the industry. In the gas sector, we consolidated acquisitions made in the past years, creating a new company, EnelGas, that serves about 10% of the market. We are facing strong growth opportunities offered by the deregulation of the gas market, the renewal of licenses for the distribution and the possibility of strategic acquisitions, in a market that has many synergies with the electricity business.
The objective of building closer relationships with our customers was translated in a new message that will accompany our presence in the market: “Enel, energy in tune with you”.

Our refocusing strategy, the strong attention we devote to costs and the tight relationships with our customers will make Enel a safe harbor for our Shareholders: a company with a strong capital endowment, generating growth and strong cash flows, that will provide solid returns for its shareholders.

The Enel stock

Per share and market figures

	2002	2001	2000

Gross operating margin per share (€)	1.297	1.408	1.443
Operating income per share (€)	0.475	0.574	0.784
Group net income per share (€)	0.331	0.697	0.361
Dividend per share (€)	0.36(3)	0.36	0.26
Pay-out ratio(1)(%)	108.7%	51.66%	72.12%
Group Shareholders’ equity per share (€)	3.426	3.458	3.020
Highest listed price in the year (€)	6.77	8.05	9.36
Lowest listed price in the year (€)	4.49	5.65	7.35
Average listed price in December (€)	4.94	6.25	7.97
Market capitalization(2)(€ million)	29,952	37,894	48,323
No. of shares (million)	6,063	6,063	6,063

(1)	Calculated on the Group net income.
(2)	Calculated on the average listed price in December.
(3)	Dividend proposed by the Board of Directors held on March 27, 2003.

Other financial indicators

	Current(1)	at Dec. 31, 2002	at Dec. 31, 2001	at Dec. 31, 2000

Relative weight of the Enel stock:
— MIB30 Index (%)	9.26%	8.35%	8.78%	8.48%(*)
— FT-SE Electricity Index (%)	16.94%	12.73%	13.62%(**)	–

Rating		Current(1)	at Dec. 31, 2002	at Dec. 31, 2001	at Dec. 31, 2000

Standard & Poor’s	Outlook:	credit watch Negative	Stable	Stable	Stable
	M/L Term:	A+	A+	A+	A+
	Short Term:	A-1	A-1	A-1	A-1
Moody’s	Outlook:	Negative	Stable	Negative	Negative
	M/L Term:	A1	A1	Aa3	Aa3
	Short Term:	P-1	P-1	P-1
Fitch	Outlook:	Negative	c.w. Negative	Stable	not rated
	M/L Term:	A+	AA-	AA-	not rated
	Short Term:	F1	F1+	F1+	not rated

(*)	at January 2, 2001
(**)	at January 2, 2002
(1)	at March 27, 2003

In 2002, world stock markets declined due to the negative economic climate in the United States and Europe.

In line with the performance of other markets, the Italian stock market registered a sharp downturn, with the MIB30 Index declining by about 25% from the beginning of the year. In this context, the Enel stock confirmed its role of defensive stock, declining by about 21%. Taking into account the euro 0.36 dividend, the decline is reduced to 16%. The dividend represents a yield at the coupon date (June 24, 2002) of about 6.5%, among the highest in Europe.

Its highest price was recorded on April 19 (Euro 6.77 per share), while the low point of the year was reached on July 24 (Euro 4.49 per share). Since such date, the stock regained about 10.5%, registering a much stronger performance than the market that recorded in the same period a 1.4% rise in the MIB30 Index and an approximate 6% rise in the FT-SE Index.
The Enel stock has thus reported a performance in line or better than that of the stock market as a whole and of peers, though affected by the negative performance of the telecommunications sector to which it is exposed through WIND. The Enel stock continues to rank fourth by capitalization in Italy after Eni, Telecom Italia and Telecom Italia Mobile.
Average volume traded daily in 2002 amounted to about 19.5 million shares.

For further information we invite you to visit the section dedicated to Investor Relations in our site (http://www.enel.it/investor_relations/ir_titolo.asp) where financial data, presentations, real-time stock quotes, information relating to the Company’s boards and Shareholders’ Meetings’ rules are provided in addition to periodical updates on corporate governance.

Small investors may now contact us directly either by telephone at +39-06-8509 2081 or by e-mail at azionisti.retail@enel.it. For institutional investors the dedicated telephone number is +39-06-8509 7008 and the e-mail address investor.relations@enel.it.

Report on operations

Overview and summary of results

Domestic demand for electricity

Domestic energy flows (Source: ISO)

In millions of kWh

	2002	2001	2002-2001

Gross electricity generation:

— Thermal	229,820	219,379	10,441	4.8%

— Hydroelectric	48,063	53,926	(5,863)	-10.9%

— Geothermal and other sources	5,780	5,690	90	1.6%

Total gross electricity generation	283,663	278,995	4,668	1.7%

Auxiliary services consumption	(13,323)	(13,029)	(294)	2.3%

Net electricity generation	270,340	265,966	4,374	1.6%

Net imports	50,598	48,377	2,221	4.6%

Electricity delivered to the network	320,938	314,343	6,595	2.1%

Consumption for pumping	(10,569)	(9,511)	(1,058)	11.1%

Electricity absorbed by the network	310,369	304,832	5,537	1.8%

•	In 2002, demand for electricity in Italy grew by 1.8% on the previous year, reaching 310.4 billion kWh, of which 83.7% was covered by net domestic generation for consumption;
•	net generation, amounting to 270.3 billion kWh, rose by 1.6%. Thermal generation grew by 4.8%, while hydroelectric power generation declined by 10.9% due to the low water supply in the first months of the year;
•	net electricity imports rose by 4.6% partly due to the upgrade of a number of interconnection lines resulting in an increase in the peak transport capacity.

Electricity generated and sold by the Enel Group in Italy

Enel network electricity flows

In millions of kWh

	2002	2001restated	2002-2001		2001

Net electricity generation	145,128	145,946	(818)	–0.6%	169,106

Sales of generation companies	10,195	5,321	4,874	91.6%	5,575

Electricity purchases	82,368	90,855	(8,487)	–9.3%	67,949

Sales on the regulated market	163,950	179,048	(15,098)	–8.4%	179,048

Sales on the free market	30,352	26,909	3,443	12.8%	26,909

Electricity transported on Enel Distribuzione’s network	257,993	255,893	2,100	0.8%	255,893

Figures for 2001, provided for comparative purposes, have been restated and exclude net electricity generated by Elettrogen and Valgen (the first sold on September 20, 2001 and the second on June 1, 2001) for the whole year, and that of Eurogen (sold on May 31, 2002) for the second half. Such electricity generation was reclassified as an increase in purchases from domestic producers. The table includes in the last column data reflecting the operating perimeter existing in 2001.

•	Net generation, amounting to 145.1 billion kWh is in line (down 0.6%) with net generation in 2001 on an adjusted perimeter basis. In such context, thermal generation grows by 3.2%, while hydroelectric generation declines by 13.6% due to the low water supply in the first months of the year;
•	direct sales of generation companies increase by 91.6%, due mainly to higher amounts of electricity withdrawn from the network by free market operators;
•	electricity purchases are equal to 82.4 billion kWh, down 9.3% on 2001;
•	sales on the regulated market amount to 194.3 billion kWh, down 5.7% as a result of the opening up of the market and the sale of major urban distribution networks (Milan, Rome, Turin and Verona);
•	electricity transported on Enel Distribuzione’s network amounts to 258.0 billion kWh, increasing slightly from 2001 (255.9 billion kWh).

Energy prices

•	The average spot price of Brent oil in 2002 rose slightly on 2001, increasing from 24.5 dollars per barrel ($/b) to 25.0 $/b. The spot price rose however strongly from 19.0$/b at December 31, 2001, to 30.4 $/b at December 31, 2002;
•	fuel oil prices registered a strong increase (Oil Platt’s Mediterranean index) on 2001. The average price of high-sulfur fuel oil rose to 132.4 dollars per ton ($/t) (116.0 $/t in 2001), while low-sulfur fuel oil increased to 148.2 $/t (as compared with 133.1 $/t in 2001);
•	the average price of coal for steam on the international market (Coal Week International index for the Authority for Electricity and Gas mix) registered a significant decline over 2001, falling from 42.0 $/t to 35.5 $/t.
•	in 2002, natural gas prices were lower than in 2001, though on an upward trend from lows registered towards the end of the previous year.

Enel Group results

•	revenues in 2002 amount to Euro 29,977 million, in line with 2001 (Euro 29,726 million), as restated for comparative purposes;
•	the gross operating margin declines by 2.7% on the previous year to Euro 7,861 million, as compared with Euro 8,079 million in 2001 on a restated basis (down Euro 218 million), registering a better than expected performance. A positive contribution was provided by WIND (up Euro 596 million) and the Sales, Infrastructures and Networks divisions (up Euro 255 million), while the Generation and Energy Management division (down Euro 780 million due to regulatory changes and energy prices), Services and Other activities (down Euro 122 million) and the margin on the import of electricity (down Euro 217 million) had a negative impact;
•	consolidated operating income amounts to Euro 2,880 million, declining by 4.6% (down Euro 139 million) on 2001 on a restated basis (Euro 3,019 million). Operating income before the amortization of goodwill, amounting for the year to euro 3,509 million, is in line with 2001 on a restated basis (euro 3,578 million).
•	income before extraordinary items and taxes is equal to Euro 1,643 million, as compared with Euro 1,758 million in 2001, also on a restated basis (declining by Euro 115 million, down 6.5%);
•	the Group net income in 2002 is equal to Euro 2,008 million, as compared with Euro 3,961 million on a restated basis. The decline is due to lower extraordinary income, affected in 2002 by the Euro 1,511 million write-down in WIND’s goodwill.
•	capital expenditure amounts in the year to euro 5,717 million, up euro 776 million on 2001 (also on a restated basis) due to work for the conversion of plants to combined-cycle technology, the installation of about 6 million digital meters, the expansion of the WIND network (in 2001, WIND’s capital expenditure included the balance paid for the UMTS license, amounting to euro 362 million), and the construction of a very high-voltage power line in Brazil;
•	net capital employed amounts to euro 45,309 million, up euro 2,270 million due to the acquisition of Viesgo and Camuzzi, net of the disposal of Eurogen.

Main events

•	Acquisition in January of the Viesgo Group, a major Spanish electricity operator, for euro 1,920 million, in addition to about Euro 150 million in debt;
•	conclusion in March of the sale of Eurogen, awarded to the Edipower consortium. The sale became effective on May 31 against payment of Euro 2,980 million, in addition to the repayment of Euro 751 million of Eurogen’s debt with the Parent Company;
•	the acquisition of a 98.81% share in the capital of Camuzzi Gazometri for Euro 1,045 million was finalized in May. The operation allowed the Enel Group to become the second largest gas distributor in Italy;
•	also in May, the new Board of Directors chaired by Piero Gnudi and made up by Mauro Miccio, Franco Morganti, Fernando Napolitano, Francesco Taranto and Gianfranco Tosi, appointed Paolo Scaroni as Managing Director and Chief Executive Officer;
•	on July 5, 2002, the Enel Group presented its new structure that involves the grouping of companies into five divisions (Generation and Energy Management, Sales, Infrastructure and Networks, Telecommunications, Services) to enhance the focusing and specialization of the different businesses;
•	on August 31, 2002, the Italian Government suspended electricity tariff increases. The measure resulted in a reduction in revenues and margins of the Enel Group for the last four months of 2002 amounting to about Euro 46 million;
•	on October 29, 2002, Enel and AEM Milano signed a contract for the transfer to the latter, effective November 1, 2002, of the business unit relating to the distribution and sale of electricity in the municipal territories of Milan and Rozzano, for a total of Euro 424 million;
•	the sale of Interpower was concluded on November 12, 2002 with the awarding of the company to the Energia Italiana-Electrabel-Acea partnership. The sale was approved by the European Commission on December 23, 2002. The shares were transferred in January 2003 against payment to Enel of Euro 535 million, in addition to the repayment of Euro 318 million of debt with the Parent Company;
•	following the pronouncement of the State Council and the Authority for Competition and the Market, Enel is no longer required to sell an additional 5,500 MW of installed generating capacity, as initially requested by the Authority upon the acquisition of Infostrada.

Financial review

Results of the Enel Group

Results of the Enel Group for the 2002 financial year are summarized in the Reclassified Income Statement included below, obtained by reclassifying in line with international practice the Income Statement prepared pursuant to current regulations applicable in Italy.
Results for 2001 are restated for comparative purposes and exclude results of Elettrogen and Valgen (sold respectively on September 20, 2001 and on June 1, 2001) from January 1, 2001, and those of Eurogen (sold on May 31, 2002) from July 1, 2001, including results of Infostrada from January 1, 2001. Restated figures reflect also the impact on financial charges and the amortization of goodwill (including the related tax effect) limited to Infostrada.
A reconciliation between the main items of the reported reclassified Income Statement for 2001 and those included in the restated Income Statement for the same year is also provided.
Main changes occurred in the consolidation area in 2002 not considered in the restated accounts are limited to the Viesgo Group (acquired on January 8, 2002) and the Camuzzi Group, whose results are consolidated from July 1, 2002.

Consolidated Income Statement

In millions of euro		%		%		%		%

	2002		2001 restated		2002-2001		2001

Revenues:

– Electricity and Electricity Equalization Fund contributions	20,395	68.1	21,950	73.8	(1,555)	(7.1)	21,660	75.2

– Telecommunication services	3,642	12.1	3,091	10.4	551	17.8	2,817	9.8

– Other services, sales and revenues	5,940	19.8	4,685	15.8	1,255	26.8	4,304	15.0

Total revenues	29,977	100.0	29,726	100.0	251	0.8	28,781	100.0

Operating costs:

– Personnel	3,589	12.0	3,645	12.3	(56)	(1.5)	3,722	12.9

– Fuel consumption for thermal generation	4,255	14.2	4,364	14.7	(109)	(2.5)	5,249	18.2

– Electricity purchased	4,802	16.0	5,104	17.2	(302)	(5.9)	3,649	12.7

– Interconnections and roaming	1,426	4.8	1,556	5.2	(130)	(8.4)	1,424	4.9

– Services, leases and rentals	4,284	14.3	4,158	14.0	126	3.0	4,209	14.6

– Fuel for trading and gas for distribution	2,237	7.5	1,805	6.1	432	23.9	1,005	3.5

– Materials	1,975	6.6	1,361	4.6	614	45.1	1,344	4.7

– Other costs	721	2.4	581	2.0	140	24.1	577	2.0

– Capitalized expenses	(1,173)	(3.9)	(927)	(3.1)	(246)	(26.5)	(934)	(3.2)

Total operating costs	22,116	73.9	21,647	73.0	469	2.2	20,245	70.3

GROSS OPERATING MARGIN	7,861	26.1	8,079	27.0	(218)	(2.7)	8,536	29.7

Depreciation, amortization and accruals:

– Depreciation and amortization	4,477	14.9	4,455	15.0	22	0.5	4,459	15.5

– Accruals and write-downs	504	1.7	605	2.0	(101)	(16.7)	599	2.1

Total depreciation, amortization and accruals	4,981	16.6	5,060	17.0	(79)	(1.6)	5,058	17.6

OPERATING INCOME	2,880	9.5	3,019	10.0	(139)	(4.6)	3,478	12.1

– Net financial income (expense)	(1,178)	(3.9)	(1,176)	(4.0)	(2)	(0.2)	(1,110)	(3.9)

– Equity investments	(59)	(0.2)	(85)	(0.3)	26	30.6	(85)	(0.3)

INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	1,643	5.4	1,758	5.7	(115)	(6.5)	2,283	7.9

– Extraordinary items	736	2.5	2,403	8.1	(1,667)		2,318	8.1

INCOME BEFORE TAXES	2,379	7.9	4,161	13.8	(1,782)	(42.8)	4,601	16.0

– Income taxes	608	2.0	474	1.6	134	28.3	649	2.3

INCOME BEFORE MINORITY INTERESTS	1,771	5.9	3,687	12.2	(1,916)	(52.0)	3,952	13.7

– Minority interests	237	0.8	274	0.9	(37)	(13.5)	274	1.0

GROUP NET INCOME	2,008	6.7	3,961	13.1	(1,953)	(49.3)	4,226	14.7

Reconciliation between Reported Income Statement and Restated Income Statement for 2001

		Adjustments

			Results of	Amortization
	Reported		Infostrada	of goodwill,		Restated
	Income	Companies	for the 1st	financial		Income
	Statement	excluded(1)	Qtr. 2001	charges, etc.		Statement

	(A)	(B)	(C)	(D)		(A-B+C+D)

Gross operating margin	8.536	447	(10)			8.079

Amortization of goodwill	(436)			(127)	(2)	(563)

Other amortization, depreciation and accruals	(4.622)	(191)	(69)	3		(4.497)

Operating income	3.478	256	(79)	(124)		3.019

Net financial income (expense)	(1.195)	(43)	(14)	(95)		(1.261)

Income before extraordinary items and taxes	2.283	213	(93)	(219)		1.758

Extraordinary items	2.318	(91)	(6)			2.403

Income taxes	649	50	(16)	(109)		474

Minority interests	274					274

Group net income	4.226	72	(83)	(110)		3.961

(1) Elettrogen and Valgen excluded from January 1st and Eurogen from July 1st.
(2) Amortization of Infostrada’s goodwill for the 1st Quarter 2001.

As reported and explained in the section dedicated to the Sales, Infrastructure and Networks divisions, revenues from the sale of electricity on the regulated market are considered jointly with those from the transport of electricity for the free market. For comparative purposes, figures for 2001 are also stated in the same way.

In 2002, revenues from electricity (sales and transport) and Electricity Equalization Fund contributions decline by euro 1,555 million (down 7.1%) over 2001 due mainly to the following factors:

•	a euro 2,563 million decline in revenues from the sale on the regulated market and the transport of electricity in Italy, due to lower quantities sold and a decline in the tariff component aimed at covering thermal fuel costs. The negative impact on revenues was partly offset by the increase in electricity transported for the free market;
•	a euro 365 million decline in Electricity Equalization Fund contributions. The suppression from January 1, 2002 of the €¢ 0.31 per kWh transitional tariff surcharge resulted in a reduction in revenues of euro 381 million. Higher contributions for electricity produced in past years by plants falling under the incentives of CIP Regulation 6/92 and other minor components generated a positive effect of euro 16 million;
•	a positive impact resulting from the consolidation of international operations amounting to euro 837 million, of which euro 804 million relating to the Viesgo Group, and euro 33 million to American subsidiaries;
•	a euro 387 million increase in direct sales made by generation companies operating in Italy induced by the growth in electricity withdrawn from the network by free market operators;
•	a euro 120 million increase in revenues from electricity trading on international markets.

Revenues from telecommunication services increase in 2002 by euro 551 million (up 17.8%), growing from euro 3,091 million to euro 3,642 million thanks to a contribution from all business lines.

Other services, sales and revenues increase by euro 1,255 million (up 26.8%) due primarily to the following areas:

•	Engineering and Contacting, whose revenues increased by euro 466 million, due primarily to Enelpower;
•	Enel Energia’s (formerly Enel Trade) sales of natural gas on the free market up euro 283 million;
•	sales of natural gas by distribution and sale companies, up euro 287 million;

•	an increase in revenues equal to euro 90 million registered by information technology, research and development, technical services, public lighting, real estate and trading;
•	use of the National Transmission Network, reporting a euro 21 million increase in revenues.

Other revenues increase by euro 72 million due to the widening of foreign operations (Viesgo Group) and newly acquired companies in the gas sector. Connection fees earned by Enel Distribuzione record an increase of euro 36 million.

In 2001, other revenues included euro 117 million relating to the write-back of the accrual made to the Provision for stranded costs, offset in 2002 by higher revenues from adjustments made by the ISO on the withdrawal and transport of electricity for the previous year. Non-recurrent income in 2002 amounts to euro 239 million as compared with euro 234 million in 2001.

Personnel costs decline by euro 56 million (down 1.5%). Excluding the impact of changes in the consolidation area (generating an increase of euro 98 million, relating primarily to the Viesgo Group and the Gas area) and of the Telecommunications (representing an increase of euro 12 million), they decline, on a comparable basis by euro 166 million, representing a 5.1% reduction over 2001, vis-à-vis a decrease in the average headcount of 8.8%. The higher average cost per employee reflects the retribution increase introduced with the renewal of the labor contract for the sector and normal pay progression.

Fuel consumption for thermal generation amounted to euro 4,255 million, of which euro 4,071 million relating to domestic operations and euro 184 million to the Viesgo Group. The former declined by euro 293 million, against a 3.2% increase in net thermal generation. The different performance is due to lower unit prices of coal and natural gas, in addition to the decline registered by the US dollar against the euro.

The cost of electricity purchased from third parties declines in the year by euro 302 million (down 5.9%), vis-à-vis a 9.3% reduction on restated 2001 figures in amounts acquired. The increase in average unit purchase costs is due primarily to the lower proportion of electricity acquired abroad.

Interconnection and roaming costs, relating exclusively to the telecommunications sector, decline in the year by euro 130 million (down 8.4%), due to the benefits deriving from the development of WIND’s networks, allowing to terminate in the third Quarter of 2001 the roaming agreement with Telecom Italia Mobile and to reduce the amount of traffic diverted to other operator’s networks. Roaming costs decline by euro 175 million, while interconnection costs increase by euro 45 million due to the strong increase in traffic.

The cost of services, leases and rentals increases by euro 126 million (up 3.0%). The increase, net of the effect (euro 63 million) of changes in the consolidation area (Viesgo and Gas area), is reduced to euro 63 million. Factors contributing to the increase can be summarized as follows:

•	a euro 133 million increase in costs recorded in the Telecommunications (outsourcing of services, marketing costs, lease of circuits and transmission stations);
•	an increase of euro 51 millions in costs connected with electricity generation activities due to increases in charges payable to the ISO and water fees;
•	savings on services provided by third parties, declining by euro 121 million.

Higher costs relating to the Engineering and Contracting sector, up euro 252 million, were compensated by the reduction by an equivalent amount in the hydroelectric surcharge. The decline in absolute terms of the latter can be traced to the lower hydroelectric generation and the reduction in the tariff component indexed to the cost of fuels. The hydroelectric surcharge amounts in 2002 to euro 424 million (euro 677 million in 2001).

Costs for the purchase of fuel for trading and gas for distribution increase by euro 432 million (up 23.9%). The cost for the acquisition of gas for distribution increases by euro 428 million due to the wider consolidation area, while costs for the acquisition of fuel for trading are in line with those for 2001 on a restated basis.

The cost of materials consumed grows by euro 614 million (up 45.1%) due to stronger activity of the Engineering and Contracting sector for contracts outside the Group and to higher internal construction.

Other costs increase by euro 140 million (up 24.1%). The most relevant factor is represented by costs amounting to euro 195 million (of which euro 164 million due to electricity generation activities and euro 31 million to electricity imports) related to the introduction in 2002 of the green certificates system.

Contributions due for telecommunications concessions decline by euro 44 million. The amount was prudentially accrued to provisions and its payment was suspended following regulatory developments described more in detail in the appropriate note. Sundry taxes (registration, stamp duties, etc.) decline by euro 14 million.

Gross operating margin for 2002 amounts to euro 7,861 million, declining by euro 218 million (down 2.7%) on 2001 on a restated basis. Changes by Division are summarized below:

In millions of euro

	2002	2001 restated	2002-2001

Generation and Energy Management	2,853	3,633	(780)

Sales, Infrastructure and Networks	3,461	3,206	255

Telecommunications	614	18	596

Terna	525	480	45

Parent Company and Other activities	408	742	(334)

Total	7,861	8,079	(218)

Main factors affecting gross operating margin are discussed in detail in the sections relating to individual divisions.
They can be summarized as follows:

•	Generation and Energy Management:
–	impact of regulatory changes relating to the tariff bonus (€¢ 0.31 per kWh) amounting to euro 381 million, green certificates, equal to euro 164 million, electricity transport services, amounting to euro 35 million, and tariff freeze, amounting to euro 37 million. The overall impact is therefore negative and amounts to euro 617 million;
–	a reduction of about euro 250 million in the spread between the tariff component covering fuel costs and the actual cost of fuel incurred;
–	a decline of euro 125 million in margins on hydroelectric generation;
–	write-back in 2001 of the provision for stranded costs, amounting to euro 117 million;
–	euro 65 million decline in Enel Produzione’s labor costs and a euro 48 million increase in adjustments relating to the previous year made by the ISO;
–	a euro 221 million increase in the gross operating margin of foreign operations.
In application of prudent criteria, results for 2002 do not include the impact of recent resolutions on the hydroelectric surcharge and green certificates, whose effect will be recorded once all aspects have been defined and regulated.

•	Sales, Infrastructure and Networks:
–	euro 216 million decline in Enel Distribuzione’s operating costs;
–	higher net adjustments on electricity transport fees and electricity sales relating to the previous year (up euro 70 million) and higher connection fees (up euro 36 million);
–	a decline of euro 127 million in the margin on the sale and transport of electricity for the regulated market;
–	lower margin on free market sales, down euro 38 million;
–	growth in the gross operating margin of the Gas area, up euro 85 million;
•	WIND’s gross operating margin benefits primarily from the growth in activity and the reduction in roaming costs.
•	Terna’s gross operating margin grows by euro 45 million due to the higher remuneration recognized for the use of the National Transmission Network and to lower operating costs.
•	The gross operating margin of the Parent Company and Other activities declines by euro 334 million, due to a euro 217 million decline in margins on the import of electricity and to difficulties in the execution of foreign contracts encountered by the Engineering and Contracting sector.

Operating income amounts to euro 2,880 million and declines by euro 139 million (down 4.6%). The smaller decline with respect to that registered by the gross operating margin is due to lower accruals and write-downs (relating prevalently to WIND’s fixed assets and receivables), down euro 101 million.

Amortization and depreciation charges increase by euro 22 million. WIND’s amortization and depreciation expense increased by euro 245 million (due to the expansion of the network), while the effect connected with the widening of the consolidation area (Viesgo and Gas area) amounts to euro 165 million. The net decline of other divisions is therefore equal to euro 388 million. Net of the adjustment in the accounting treatment of connection fees, resulting in a euro 480 million reduction in the depreciation expense, ordinary depreciation for the year increases by euro 92 million. Operating income before amortization of goodwill amounts to euro 3,509 million, declining by euro 69 million (down 1.9%) over 2001, on a restated basis.

Net financial expense amounts to euro 1,178 million and is in line with 2001 (euro 1,176 million), also on a restated basis, despite an increase in financial debt, benefiting from an average decline of half a percentage point in the cost of debt as a result of debt management policies. The average cost of debt for the year is 4.7%.

Net extraordinary income in 2002 is equal to 736 million euro, as compared with euro 2,403 million in 2001, also on a restated basis.

Extraordinary income amounts to euro 3,004 million and consists of the following:
•	capital gains on the disposal of Eurogen (euro 2,313 million) and on the sale of the Milan and Verona local distribution networks (euro 459 million);
•	euro 64 million adjustment on previous years’ income taxes resulting primarily from the definition of the appropriate tax rules applicable to some capital gains;
•	interconnections fee adjustments and other items relating to WIND, amounting to euro 46 million;
•	adjustments and extraordinary gains amounting to euro 34 million recorded by the Viesgo Group;
•	capital gains and extraordinary gains of various nature amounting to euro 88 million.

Extraordinary expense amounts to euro 2,268 million and relate to the following:

•	a euro 1,511 million write-down in the goodwill relating to WIND, determined on a prudent basis in view of the outlook for the telecommunications sector and the downwards revision of growth expectations;
•	charges on early retirement incentives amounting to euro 291 million;
•	write-down of euro 94 million in the value of a discontinued geothermal plant, in view of the peculiar situation described in the notes to the financial statements;
•	adjustments, write-downs and items of various nature relating to WIND, amounting to euro 92 million;
•	write-down of euro 58 million in the value of generation plants to be decommissioned in view of their conversion to combined-cycle turbogas technology;
•	euro 49 million write-down of parts of plants destined to international projects in the Engineering and Contracting sector which, in view of the adverse economic situation in the area in which such projects were based (South America) are not expected to be carried on;
•	adjustments and accruals recorded by Viesgo, amounting to euro 39 million;
•	euro 41 million adjustment in the amount due for the suppression of the Electricity Sector Employee Pension Fund due to a reduction in personnel;
•	other extraordinary charges, representing the balance of euro 93 million.

The effective tax rate for 2002 is equal to 25.6%, as compared with 11.4% in 2001, on a restated basis (14.1% on reported income before taxes). Income taxes for 2001 benefited from the write-back of a euro 603 million surplus in the deferred tax provision calculated on the reserves for accelerated depreciation up to December 31, 2000.

Such reserves were freed-up in 2001 by recognizing a 19% substitute tax vis-à-vis the ordinary 36% corporate tax rate previously applied for deferred tax calculation purposes. Reserves for accelerated depreciation accrued in 2001 and 2002 were freed-up in 2002; the related write-back of the excess in the deferred tax provision, in addition to that resulting from the effects of tax downsizing legislation, amounts to about euro 100 million. The two financial years benefited from the taxation of large capital gains (euro 2,772 million in 2002 and euro 2,755 million in 2001) at the 19% substitute tax rate instead of the ordinary rate, in addition to the further benefit consisting in the write-back of the surplus in deferred tax provisions of companies sold, calculated in the past on ordinary tax rates. Benefits deriving from the Tremonti-bis Law (tax incentives on capital expenditure) for 2002 amounted to euro 213 million, against euro 86 million in 2001.

The reconciliation between the tax expense calculated applying the theoretical tax rate (47%) to income before taxes, and the actual tax rate and expense for 2002 is shown in the table below:

	In millions of
	euro	%

Tax expense calculated at a 47% tax rate on income before taxes	1,118	47.0
Taxation of capital gains at a 19% rate and write-back of excess deferred tax provisions of companies sold	(883)	-37.1
Benefits deriving from the Tremonti-bis Law, tax rate adjustment on deferred taxes and freeing-up of reserves	(311)	-13.1
Impact relating to WIND (loss carry forward limited to corporate tax, adjustment of deferred tax assets to new plan, etc.)	551	23.2
Impact due to corporate operations in the Gas area	119	5.0
Other minor impacts	14	0.6

Actual income tax expense	608	25.6

Cash flows and debt

Cash flows for 2002 are shown in the Statement of Cash Flows that follows, compared with the one for 2001 previously reported. The latter represented a consolidation area that included Elettrogen and Valgen until the date of their sale, and Eurogen for the full year. Cash flows for 2002 relate to the new perimeter, that includes also the Viesgo Group, acquired at the beginning of 2002, and new companies operating in the gas sector (with the exception of the Camuzzi Group, acquired at the end of May 2002, for which only cash flows generated in the second half of the year were considered).

In millions of euro

	2002	2001	2002-2001

CASH FLOW FROM OPERATIONS
Net income (including minority interests)	1,771	3,952	(2,181)
Depreciation and amortization	4,477	4,459	18
Write-down of fixed assets	1,832	774	1,058
Net change in provisions	117	(76)	193
Net change in employee termination indemnity provision	19	(92)	111
Capital gains/losses and extraordinary items	(2,772)	(3,017)	245
Financial income	(286)	(207)	(79)
Financial expense	1,465	1,317	148
Income taxes	608	649	(41)
Cash generated by operations before changes in net current assets	7,231	7,759	(528)

(Increase)/Decrease:
Inventories	(1,320)	(295)	(1,025)
Receivables	134	(1,684)	1,818
Accrued income and prepaid expenses	(53)	(13)	(40)
Net current receivables from Electricity Equalization Fund	44	1,679	(1,635)
Payables	1,434	356	1,078
Other liabilities	204	80	124

Cash generated by operations	7,674	7,882	(208)
Interest and other financial income received	286	207	79
Interest and other financial expense paid	(1,436)	(1,269)	(167)
Income taxes paid	(1,731)	(656)	(1,075)

Cash generated by current operating activities	4,793	6,164	(1,371)

CASH FLOW FROM INVESTMENTS
Investments in intangible assets	(608)	(635)	27
Investments in tangible assets	(5,109)	(4,083)	(1,026)
Investments in consolidated subsidiaries (net of cash owned by acquired companies)	(2,339)	(8,362)	6,023
Investments in long-term financial assets and other long- term investments	(39)	(622)	583
Disposal of consolidated subsidiaries and branches	3,665	4,670	(1,005)
Disposal of tangible assets	113	223	(110)
Other changes in fixed assets	111	82	29

Cash employed in investing activities	(4,206)	(8,727)	4,521

CASH FLOW FROM FINANCING ACTIVITIES
Change in medium- and long-term debt	1,382	4,066	(2,684)
Change in short-term debt	924	570	354
Dividends paid and reserves distributed	(2,183)	(1,578)	(605)
Capital increases contributed by third parties	116	191	(75)

Cash flow from financing activities	239	3,249	(3,010)

Extraordinary contribution on suppression of ESEPF	(611)	(651)	40
Payment of substitute tax on freeing-up of reserves	(402)	–	(402)

CASH FLOW GENERATED (EMPLOYED) IN THE YEAR	(187)	35	(222)

BEGINNING CASH BALANCE	587	491	96
WIND’s beginning cash balance	–	61	(61)
ENDING CASH BALANCE	400	587	(187)

Changes in balance sheet items resulting from the disposal and the acquisition of companies (Eurogen, Viesgo Group, Camuzzi Group and other minor companies) in 2002, are shown in the table that follows:

In millions of euro	Companies acquired	Companies sold

Goodwill	1,529	14
Intangible assets	38	61
Tangible assets	2,679	1,470
Financial assets	78	10

Total assets	4,324	1,555

Net current assets	(206)	(53)
Provisions and other items	(351)	(52)
Total financial debt	(564)	(769)

Advances paid in 2001 for the acquisition of Viesgo and Camuzzi	(528)	–
Net capital gains (losses)	–	2,302
Outstanding payable on acquisitions and disposals	(49)	77
Advance received on the sale of Interpower	–	55

Total purchase/sale price	2,626	3,115

Cash of companies acquired/sold	(287)	–

Net cash flow	2,339	3,115

Cash generated by current operating activities in 2002 is equal to euro 4,793 million, compared to euro 6,164 million in 2001 and euro 4,900 million in 2000.

In 2001 the income tax payment was lower, increasing sharply in 2002.
The figure that is most representative of the ability of current operations to generate cash is represented by liquidity generated by operations before changes in net current assets, which remains high in 2002 at euro 7,231 million (as compared with euro 7,759 million in 2001). The euro 528 million decline in cash generated is lower than that recorded for the gross operating margin (down euro 675 million). Considering also changes in net current assets (net of taxes and financial expense), the decline is reduced to euro 208 million. Cash generated by operations in 2002 amounts in fact to euro 7,674 million, as compared with euro 7,882 million in the previous year.

Cash employed in investing activities amounts to euro 4,206 million, down from euro 8,727 million in the previous year. The decline in cash requirements was therefore equal to euro 4,521 million. Capital expenditure, net of disposals, determined an increase in the cash outlay equal to euro 1,128 million, due primarily to the conversion of power plants to combined-cycle turbogas technology, to the digital meter project and to the development of WIND’s network.

Acquisitions of subsidiaries (net of cash owned by acquired companies) amounted in 2002 to euro 2,339 million, down euro 6,023 million from the previous year, characterized by the acquisition of Infostrada (euro 7,632 million). In 2001, the Group had paid advances totaling euro 528 million on the acquisition of Viesgo and Camuzzi, concluded in 2002.
Disposals generated in 2002 a total of euro 3,665 million in cash (of which euro 3,057 million relating to Eurogen, and euro 58 million to minor operations), against euro 4,670 million in the previous year (of which euro 2,687 million relating to Elettrogen, and euro 759 million to electricity generation activities in the Valle d’Aosta Region). Proceeds from disposal of local electricity distribution networks amounted to euro 550 million in 2002, as compared with euro 800 million in 2001, while real estate businesses sold in 2001 resulted in a benefit of euro 422 million.

Financing activities for 2002 include a cash outflow of euro 2,183 million relating to the payment by the Parent Company of dividends on 2001 net income. Such outlay, together with cash employed in investing activities (euro 4,206 million), the payment of extraordinary substitute taxes, and the last installment due upon the suppression of the Electricity Sector Employee Pension Fund (ESEPF) (overall euro 1,013 million), were covered by cash generated by operations, amounting to euro 4,793 million, by the euro 2,306 million increase in gross debt, and a euro 187 million reduction in cash, in addition to euro 116 million paid-in by minor shareholders for capital increases.

With regards to medium- and long-term debt, in 2002, the European Investment Bank extended to Enel Green Power a euro 300 million 15-year loan to finance work on plant and equipment, while WIND’s usage of credit provided through a Facility Agreement increased by euro 1,762 million.
The increase in short-term debt (due primarily to the issue of Commercial Paper) resulted in a more flexible financial management in a period characterized by strong financial flows, allowing to benefit from low short-term interest rates in 2002.

Total financial debt at December 31, 2002 and changes from December 31, 2001 are shown in the table below:

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Medium- and long-term debt:
- Bank loans	10,401	8,695	1,706
- Bonds	8,076	7,962	114
- Own bonds and other items	(533)	(556)	23
	17,944	16,101	1,843

- Other loans	348	538	(190)

Total medium- and long-term debt	18,292	16,639	1,653

Short-term debt:
Bank loans
- 18-month loans	700	500	200
- Use of revolving credit lines	3,388	2,421	967
- Other short-term bank debt	1,719	2,985	(1,266)
	5,807	5,906	(99)

Commercial paper	1,444	604	840
Other short-term financial loans		30	(30)

Total short-term debt	7,251	6,540	711

Factoring receivables	(676)	(644)	(32)
Financial receivables from affiliated companies	–	(18)	18
Cash at banks and marketable securities	(400)	(587)	187
	(1,076)	(1,249)	173

Net short-term financial position	6,175	5,291	884

TOTAL FINANCIAL DEBT	24,467	21,930	2,537

Changes in financial debt shown in the statement of cash flows above are detailed in the table below:

					Exchange-
			Companies	Companies	rate
In millions of euro		Operations	acquired	sold	differences

	at Dec. 31, 2001					at Dec. 31, 2002

Medium- and long-term debt	(16,639)	(1,382)	(309)	–	38	(18,292)
Short-term debt net of financial receivables	(5,878)	(924)	(546)	773	–	(6,575)
Cash at banks and marketable securities	587	(464)	291	(4)	(10)	400

	(5,291)	(1,388)	(255)	769	(10)	(6,175)
Total financial debt	(21,930)	(2,770)	(564)	769	28	(24,467)

Main factors affecting debt are shown in the table that follows:

In millions of euro

Total financial debt at Dec. 31, 2001		(21,930)

Cash generated by current operating activities		4,793

Capital expenditure net of current disposals		(5,604)

Acquisition of Viesgo (net of the advance paid in 2001)	(1,932)
Acquisitions in the Gas area (net of the advance paid in 2001)	(1,060)
Acquisition of business from BLU	(140)
Disposal of Eurogen	3,808
Disposal of local electricity distribution networks	550
Advance received on the disposal of Interpower and sale of Immobiliare Rio Nuovo	100

Cash flow from extraordinary operations		1,326

Dividends distributed	(2,183)
Capital increases paid-in by minor shareholders	116

Cash flows from own capital		(2,067)

Substitute tax on freeing-up of reserves		(402)
Payment of last instalment on suppression of ESEPF		(611)
Exchange rate differences on financial debt		28

Total changes		(2,537)

Total financial debt at Dec. 31, 2002		(24,467)

Flows generated by acquisitions and sales of companies reported above include the price of the sale and the debt of companies acquired and sold.

A Balance Sheet at December 31, 2002, reclassified in accordance with international accounting practices and compared with the Balance Sheet at December 31, 2001, is reported in the table that follows:

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Net fixed assets:
– Tangible and intangible	50,562	48,917	1,645
– Financial	600	1,399	(799)
Total	51,162	50,316	846

Net current assets :
– Trade receivables	7,124	6,863	261
– Inventories	3,266	1,932	1,334
– Other assets and net receivables from Electricity Equalization Fund	1,042	870	172
– Net tax (payables)/receivables	669	(995)	1,664
– Trade payables	(6,726)	(6,176)	(550)
– Other liabilities	(6,615)	(5,619)	(996)
Total	(1,240)	(3,125)	1,885

Gross capital employed	49,922	47,191	2,731

Provisions:
– Employee termination indemnity	(1,415)	(1,418)	3
– Retirement benefits	(472)	(430)	(42)
– Net deferred taxes	(1,435)	(1,219)	(216)
– Other provisions	(1,291)	(1,085)	(206)
Total	(4,613)	(4,152)	(461)

Net capital employed	45,309	43,039	2,270

Group Shareholders’ Equity	20,772	20,966	(194)
Minority interests	70	143	(73)
Total Shareholders’ Equity	20,842	21,109	(267)

Total financial debt	24,467	21,930	2,537

TOTAL	45,309	43,039	2,270

Net fixed assets increase by euro 846 million.

Tangible and intangible assets increase by euro 1,645 million due primarily to the following:
•	capital expenditure for the year amounting to euro 5,717 million, of which euro 5,109 million relating to tangible assets and euro 608 million to intangible assets;
•	increases due to acquisitions made in the year (including goodwill), amounting to about euro 4,200 million. Of these, the acquisition of Viesgo accounts for an increase in fixed assets of euro 2,178 million, while acquisitions of companies in the Gas area

(Camuzzi Group and minor distributors) account for an increase of euro 1,788 million and the purchase of a business unit from BLU for an increase of euro 140 million;
•	depreciation expense for the year amounting to euro 4,477 million;
•	a euro 1,520 million decline resulting from the disposal of Eurogen;
•	write-down in the goodwill relating to WIND, amounting to euro 1,511 million;
•	write-down of tangible and intangible assets amounting to euro 250 million, of which euro 94 million relating to the Latera geothermal power plant and euro 58 million to generation plants to be converted to combined-cycle turbogas technology;
•	disposals totaling euro 330 million, of which euro 108 million relating to the sale of local electricity distribution networks;
•	euro 112 million due to the reclassification to prepaid expenses of “accessory loan costs” pertaining to WIND for consistency with the Group’s accounting principles, and foreign exchange conversion differences amounting to about euro 100 million (due mainly to the decline in the value of the US dollar).

Financial assets decline by euro 799 million due to the following factors:

•	full consolidation of the Viesgo Group, following the completion of the acquisition procedure. The financial statements at December 31, 2001 included among financial assets a first 12.5% share in Viesgo, valued at euro 234 million, in addition to a euro 94 million advance;
•	similarly, the euro 434 million advance paid in 2001 for the acquisition of the Camuzzi Group has been reclassified.

Net current assets, having a negative balance of euro 3,125 million at the end of 2001, amount at December 31, 2002 to negative euro 1,240 million. The change, equal to euro 1,885 million, is due mainly to the following factors:

•	a euro 261 million increase in trade receivables concentrated primarily in fuel trading, distribution of natural gas and engineering and contracting, due to an increase in activity;
•	a euro 1,334 million increase in inventories, relating primarily to the growth in contract work carried out by the Engineering and Contracting sector;
•	a euro 172 million increase in “Other activities and net receivables from the Electricity Equalization Fund”, of which euro 112 due to the mentioned reclassification of WIND’s “accessory loan costs”, now recorded under prepaid expenses;
•	a euro 1,664 million increase in net tax receivables. Receivables from tax Authorities grow by euro 1,079 million due mainly to the different tax position of the Parent Company and to income tax receivables accrued to Enel Produzione and Enel Distribuzione. The decline in tax payables, down euro 585 million, is due to the first installment, equal to euro 402 million, of the amount due as substitute tax on the freeing-up of accelerated depreciation reserves in 2001, and to the euro 276 million reduction in income taxes payable due to the different corporate tax position of main Group companies. VAT payable, amounting to euro 99 million, was not present at the end of 2001;
•	a euro 550 million increase in trade payables, resulting from stronger activity in the Engineering and Contracting sector, in addition to the widening of the consolidation area;
•	a euro 996 million increase in other liabilities, due mainly to:
–	a euro 1,223 increase in advances received from customers in the Engineering and Contracting sector;
–	a euro 278 million increase in deferred income caused by euro 150 million of capital grants relating to future years and the consolidation of the Viesgo Group, resulting in an increase of euro 80 million;
–	an increase of euro 155 million in payables to customers, relating mainly to higher amounts to be credited to regulated market customers as a result of a reduction in revenues due to tariff limitations;
–	euro 77 million recorded as payable by the Parent Company to the buyer of Eurogen, and euro 55 million representing the advance received on the sale of Interpower;
–	euro 116 million of liabilities accrued by WIND in the context of the securitization of trade receivables;
–	redemption of the euro 234 million liability recorded in 2001 against the acquisition of a first 12.5% share in the capital stock of Viesgo;
–	cancellation through payment and other minor adjustments of the liability recorded against the extraordinary contribution due upon the suppression of the Electricity Sector Employee Pension Fund, amounting to euro 651 million at December 31, 2001;
–	other net declines totaling euro 23 million.

The euro 461 million increase in sundry provisions can be attributed to euro 216 million relating to the deferred tax provision (reported net of deferred tax assets ), and to euro 245 million relating to changes in other provisions.

Net capital employed increases from euro 43,039 million at the end of 2001 to euro 45,309 million at December 31, 2002, up euro 2,270 million. Net capital employed at December 31, 2002 consists of Shareholders’ Equity (Group and minority interests) amounting to euro 20,842 million and total financial debt amounting to euro 24,467 million. The debt to equity ratio is equal to 1.17 (1.04 at December 31, 2001).

Operating review

Results by Division

In millions of euro

	2002	2001 restated	2002-2001

Generation and Energy Management

Revenues	11,777	11,490	287	2.5%

Gross operating margin	2,853	3,633	(780)	–21.5%

Operating income before amortization of goodwill	1,516	2,320	(804)	–34.7%

Operating income	1,468	2,314	(846)	–36.6%

Sales, Infrastructure and Networks

Revenues	20,586	22,206	(1,620)	–7.3%

Gross operating margin	3,461	3,206	255	8.0%

Operating income before amortization of goodwill	2,127	1,532	595	38.8%

Operating income	2,100	1,526	574	37.6%

Terna

Revenues	828	793	35	4.4%

Gross operating margin	525	480	45	9.4%

Operating income	271	229	42	18.3%

Telecommunications

Revenues	3,921	3,457	464	13.4%

Gross operating margin	614	18	596

Operating income before amortization of goodwill	(466)	(893)	427	47.8%

Operating income	(1,019)	(1,440)	421	29.2%

Services and Other activities

Revenues	2,874	2,321	553	23.8%

Gross operating margin	272	394	(122)	–31.0%

Operating income before amortization of goodwill	(49)	128	(177)

Operating income	(50)	128	(178)

Parent Company

Revenues	1,973	3,928	(1,955)	–49.8%

Gross operating margin	190	440	(250)	–56.8%

Operating income	164	336	(172)	–51.2%

Elisions and adjustments

Revenues	(11,982)	(14,469)	2,487

Gross operating margin	(54)	(92)	38

Operating income before amortization of goodwill	(54)	(74)	20

Operating income	(54)	(74)	20

Total Group

Revenues	29,977	29,726	251	0.8%

Gross operating margin	7,861	8,079	(218)	–2.7%

Operating income before amortization of goodwill	3,509	3,578	(69)	–1.9%

Operating income	2,880	3,019	(139)	–4.6%

Generation and Energy Management

The division includes electricity generation activities in Italy and abroad, in addition to fuel trading and procurement (managed by Enel Trade, formerly Enel.FTL, and its subsidiaries). The mission entrusted to companies in this division as part of the new organizational structure of the Group, is that of producing and offering energy on the market, integrating all the elements in the value creation chain, from the procurement of fuel to electricity generation, trading and risk management.

Results of international operations, consisting of the Viesgo Group (Spain) — acquired in January 2002 — and of American subsidiaries CHI Energy and EGI, are reported separately from domestic operations.

Generation and Energy Management

In millions of Euro

	2002	2001	2002-2001

Domestic operations(1)

Revenues	10,881	11,422	(541)	–4.7%

Gross operating margin	2,600	3,601	(1,001)	–27.8%

Operating income before amortization of goodwill	1,375	2,304	(929)	–40.3%

Operating income	1,373	2,304	(931)	–40.4%

International operations(2)

Revenues	923	68	855

Gross operating margin	253	32	221

Operating income before amortization of goodwill	141	16	125

Operating income	95	10	85

Elisions

Revenues	(27)	–	(27)

Total

Revenues	11,777	11,490	287	2.5%

Gross operating margin	2,853	3,633	(780)	–21.5%

Operating income before amortization of goodwill	1,516	2,320	(804)	–34.7%

Operating income	1,468	2,314	(846)	–36.6%

Net capital employed	16,147	14,133	2,014	14.3%

Employees	13,397	15,046	(1,649)	–11.0%

Capital expenditure	1,091	731	360	49.2%

(1)	Figures for 2001 exclude Elettrogen, Valgen and the last six months for Eurogen.
(2)	Figures for 2001 relate to Chi Energy and EGI

Domestic operations

The segment is managed by Enel Produzione and operates in Italy through the following companies:
•	electricity generation:
–	Enel Produzione (thermal and hydroelectric generation);
–	Enel Green Power (geothermal and hydroelectric power);
–	Elettroambiente (waste-to-energy);
Eurogen, sold on May 31, 2002, and Interpower, sold in January 2003 in compliance with regulations for the liberalization of the sector, were also operational in 2002.
•	fuel procurement, trading and logistic services:
–	Enel Trade (formerly Enel.FTL) Group and Enel Logistica Combustibili;
•	technologies for the development of alternative sources:
–	Conphoebus.

Corporate finance and restructuring operations

As indicated above, the sale of Eurogen to the Edipower consortium for Euro 2,980 million, in addition to Euro 751 million in debt, was concluded in May 2002.
In November 2002, Enel concluded also the sale of Interpower to the Energia Italiana-Electrabel-Acea partnership. The sale was approved by the European Commission on December 23, 2002. The shares were transferred in January 2003 against payment to Enel of Euro 535 million, in addition to the repayment of Euro 318 million of debt with other Group companies.
Also in November 2002, Enel restructured its operations and resolved the sale — effective January 1, 2003 — from Enel Energia (formerly Enel Trade) to Enel Trade (formerly Enel.FTL) of the business unit relating to the sale of electricity to “large electricity users” (with an annual consumption of over 100 million kWh), and to “electricity wholesalers”. Within the same framework, Enel resolved also the sale of international electricity trading activities and the management of the trading room, in addition to the sale of natural gas to “distributors”, in addition to the transfer of personnel of the said activities to the respective purchaser.
Finally, following the pronouncement of the State Council and the Authority for Competition and the Market, Enel is no longer required to sell an additional 5,500 MW of installed generating power, as initially requested by the Authority upon the acquisition of Infostrada.

Regulatory aspects

Main developments regarding tariffs included:
•	as already provided by prior regulations, from January 1, 2002 the additional component of €¢ 0.31 per kWh, introduced for the years 2000 and 2001 in favor of the generation of electricity generated by plants for the regulated market that do not fall under incentive programs, is no longer applicable;
•	with regards to the wholesale price of electricity for regulated market customers, the tariff component aimed at covering fixed generation costs was set by the Authority for 2002. The tariff component varies according to the time band in which it is generated, and registers a slight increase on 2001 (averaging €¢ 2.06 per kWh against €¢ 2.05 per kWh in 2001). It remains stable (up 0.1%) also for 2003;
•	the variable unit cost (i.e. the Ct parameter) set by the Authority for the months of January and February at €¢ 3.72 per kWh (down 9% on December 31, 2001), declined to €¢ 3.514 per kWh for the following two months, increasing to €¢ 3.641 per kWh for May-June, and to €¢ 3.941 per kWh for July-August. In the subsequent months, up until December 2002, the Ct parameter remained unchanged due to the tariff freeze imposed by the Government in September 2002. Law Decree no. 193 dated September 4, 2002, converted into law in October, froze tariffs applicable before August 1, 2002 until the adoption on the part of the Government of additional criteria with respect to those established in Law no. 481 of 1995 and, in any case, not beyond November 30, 2002. The Government suspended the application of the adjustment established by the Authority for the months of September and October 2002 to the tariff component linked to the international price of fuels (€¢0.14 per kWh, representing an overall 1.7% average increase in price). The negative impact for the group was equal to euro 46 million. Subsequently, through a Decree of the Prime Minister dated October 31, 2002, the Government, aiming at reducing the impact of inflation, set new criteria for the adjustment of electricity and gas tariffs. Such criteria were used by the Authority in December upon setting tariff adjustment criteria to be applied for 2003.
The following changes from the previous year applied:
–	quarterly adjustments in place of bi-monthly ones;
–	extension from four to six months of the period considered to determine changes in the international price of fossil fuels, and;
–	increase from 2% to 3% of the minimum threshold below which no adjustment is made. 45

Procedures for the compliance with preliminary requirements for the management of electricity purchase and sale offers and all related services (Electricity Exchange) were started in 2002. Government resolutions in the context of the proposed law for the restructuring of the energy sector are pending.

Green certificates

Legislative Decree no. 79/99 (Bersani Decree) provides a new regulatory framework for the provision of incentives to electricity generated from newly built generation plants using renewable sources, replacing regulations provided by Law 9/91 and CIP Regulation no. 6/92. New regulations contain the following main provisions:
•	yearly quantitative objectives for the generation and import of electricity from new plants using renewable sources, assigning specific responsibilities to importers and producers of electricity;
•	remuneration of capital expenditure based on market mechanisms (sale of green certificates and sale of the electricity in two separate markets), as opposed to a system based on rigidly controlled prices and strict rules for their revision.

Plants generating electricity from renewable sources which make use of facilitations for the sale of electricity to the ISO (Independent System Operator), as provided by Law , continue to benefit from the ensured purchase of electricity at administered rates for a term of eight years from their coming into service.

Starting in 2002, importers and producers are required to input in the national electricity network a minimum of 2% of electricity generated using renewable sources (by plants coming into service, upgraded, reactivated or renovated after April 1, 1999), with reference to total electricity generated by non-renewable sources either generated or imported in the previous year.
Such requirement can be met also though the purchase of rights (the so called green certificates) from other producers or from the ISO.
Authority Resolution no. 227 dated December 23, 2002, published January 16, 2003, provides (through tariffs) for the coverage of costs resulting from the application of Article 11 (green certificates) of Legislative Decree no. 79, dated March 16, 1999 for 2002, in the case of supplies destined to the regulated market, referring to a future resolution of the same Authority setting the parameters and the criteria for the recognition of costs incurred.

Urgent resolutions issued in February 2003

On February 19, 2003, Law Decree no. 25, dated February 18, 2003 containing “Urgent resolutions regarding general costs of the electricity system” was published. Article 2, comma 1 of the Decree establishes the elimination from January 1, 2002 of the “hydroelectric surcharge” — as defined in article 2, comma 1, paragraph b) of the Decree issued by the Ministry of Industry dated January 26, 2000 and subsequent amendments. In 2002, pursuant to the legislation in force, Enel Produzione and Enel Green Power recorded a cost resulting from the application of the hydroelectric surcharge amounting to Euro 424 million, that at December 31, 2002 were paid-up almost in full.
The resulting benefit has not been recorded in the financial statements at December 31, 2002 due to the following:
•	the Law Decree was issued after December 31, 2002;
•	its conversion into law is still pending;
•	norms establishing the timing and terms of the reimbursement have not yet been issued.

The same law decree included also provisions regarding stranded costs, reiterating the abolition of stranded costs relating to generation plants from January 1, 2004, though without defining the parameters for the calculation of the possible resulting benefit.

Electricity generation

Enel Group net domestic electricity generation

In millions of kWh

	2002		2001 restated		2002-2001

Thermal	112,130	77.3%	108,631	74.5%	3,499	3.2%
Hydroelectric	28,563	19.7%	33,047	22.6%	(4,484)	-13.6%
Geothermal	4,382	3.0%	4,239	2.9%	143	3.4%
Other sources	53	–	29	–	24	82.8%

TOTAL	145,128	100.0%	145,946	100.0%	(818)	-0.6%

Net generation figures for 2001 have been restated for comparable purposes and exclude the activity of Elettrogen and Valgen (sold respectively on September 20, 2001 and June 1, 2001), and that of Eurogen for the second half of the year.

Net generation in 2002 amounted to 145.1 billion kWh and is in line with 2001 on a restated basis. Hydroelectric generation fell (down 13.6%, decreasing by 4,484 million kWh) due to the low water supply in the first months of the year. Such decline was offset by an increase in thermal generation, up 3.2% (3.499 million kWh), and by a rise in geothermal generation. A strong increase was registered by other sources (up 82.8%) thanks to the contribution of new wind plants.

Contribution to gross thermal generation

In millions of kWh

	2002		2001 restated		2002-2001

High-sulfur content fuel oil (S>0,5%)	26,710	22.4%	29,205	25.2%	(2,495)	-8.5%
Low -sulfur content fuel oil (S<0,5%)	15,216	12.7%	12,850	11.1%	2,366	18.4%
Total fuel oil	41,926	35.1%	42,055	36.3%	(129)	-0.3%
Natural gas	41,175	34.4%	41,302	35.6%	(127)	-0.3%
Coal	31,286	26.2%	27,730	23.9%	3,556	12.8%
Orimulsion and other fuels	5,084	4.3%	4,874	4.2%	210	4.3%

TOTAL	119,471	100.0%	115,961	100.0%	3,510	3.0%

Higher thermal generation is due almost entirely to coal-fueled plants and in particular that of Brindisi Sud, that reached in the year its historical production peak. Generation from other sources is unchanged, while gas generation plants continue to be upgraded to combined-cycle technology.

Capital expenditure and plants

Expenditure on plant and equipment in Italy

In millions of Euro
	2002	2001		2002-2001

Thermal plants	686	549		137	25.0%
Hydroelectric plants	64	129		(65)	-50.4%
Geothermal plants	102	80		22	27.5%
Plants using renewable sources	76	12		64	–

TOTAL	928	770	(1)	158	20.5%

(1)	Euro 673 million on a restated basis.

The strong increase in expenditure on thermal plants is due primarily to work for the conversion to combined-cycle turbogas technology of the La Casella, Priolo Gargallo, Porto Corsini, Termini Imerese and Pietrafitta plants. In such context, two sections of the La Casella plant and two sections of the Porto Corsini plant came into operation in 2002.

In 2002 capital expenditure involved also geothermal and wind generation plant construction.

We note, finally, that the term for the conversion into law of Law Decree dated December 23, 2002, authorizing the continuation of the operation despite the lack of environmental regulation compliance of groups 1, 2 and 3 of the Porto Tolle plant has expired. Keeping into account plans for the future conversion of the plant, Porto Tolle retains its role as an important asset in the generation of electricity in Italy.

Net efficient domestic generation capacity

	Enel		Enel Green
MW	Produzione	Interpower	Power

				at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Thermal	26,131	2,548	–	28,679	34,327	(5,648)
Hydroelectric	12,899	63	1,382	14,344	15,061	(717)
Geothermal	–	–	666	666	540	126
Wind and photovoltaic	–	–	63	63	43	20

TOTAL	39,030	2,611	2,111	43,752	49,971	(6,219)

The reduction in domestic net efficient generation capacity of the Enel Group resulting from the sale of Eurogen was equal to 7,008 MW, of which 6,242 MW of thermal electricity and 766 MW of hydroelectric power, while new plant coming into operation in the year resulted in a 789 MW increase in generation capacity.

Operating performance

Revenues of the domestic Generation and Energy Management division declined in the year from Euro 11,422 million to Euro 10,881 million (down Euro 541 million, or 4.7%). Main factors contributing to the decline in revenues relate to the electricity generation area and include the following:
•	a reduction of about €¢ 0.7 per kWh on 2001 of the electricity price component aimed at covering the cost of fuel due to the different performance of energy prices in the two periods, resulting in a reduction in revenues of about Euro 900 million, inclusive of the tariff freeze already described;
•	the elimination in 2002 of the revenue component recognized in 2000 and 2001 on electricity generated for the regulated market by plants not included in incentive plans (€¢ 0.31 per kWh bonus), resulting in a decline in revenues equal to Euro 381 million;
•	Euro 117 million write-back, in 2001, of accruals made against estimated stranded costs.

The economic impact of these factors was partly offset by the considerable growth in activity reported by Enel Trade (formerly Enel.FTL), both with regards to natural gas sales to Enel Energia (formerly Enel Trade) and to other Group companies operating in the gas sector, and to fuel sales made to generation companies disposed of, that have now become suppliers of the Group, and to other parties. A further positive element is represented by higher revenues, up euro 387 million, from direct sales made by generation companies due to higher withdrawals of electricity from the network by free market operators.

The gross operating margin amounts to Euro 2,600 million, declining by Euro 1,001 million (down 27.8%) on 2001 (Euro 3,601 million), due mainly to the following factors:

•	elimination of the mentioned €¢ 0.31 per kWh bonus, resulting in a negative impact of Euro 381 million;
•	a reduction of about Euro 250 million in the spread between the tariff component aimed at covering the cost of fuel and actual costs incurred. The margin remains however positive by Euro 142 million;
•	a decline of about Euro 125 million in the gross operating margin on hydroelectric and geothermal generation as a result of the decline in electricity generated on 2001. The above margin is due primarily to the higher valuation of hydroelectric and geothermal energy generated by plants that do not fall under the provisions of CIP Regulation 6/92, following the introduction of a single price of electricity. Such margin is only partly eroded by higher charges for the access to the National Transmission Network. The gross margin includes also sales made to the ISO of electricity generated through renewable sources subsidized through CIP Regulation 6/92;
•	the Euro 117 million write-back, in the first half of 2001, of accruals made against estimated stranded costs charges no longer applicable due to the introduction in 2001 of related legislation;
•	the recording in 2002 of net charges relating to the so called “green certificates” amounting to Euro 164 million;
•	the negative effect, amounting to Euro 37 million, resulting from the tariff freeze introduced by the Government;
•	higher costs, amounting to about Euro 35 million, following the introduction from 2002 of charges connected with the transport of electricity (Resolution no. 228/01).

Factors having a positive effect are represented by margins on trading activities and operating cost reductions, in addition to higher adjustments on sales of electricity for the previous year. Labor costs of Enel Produzione declined by Euro 65 million due to the streamlining of the activity, while adjustments made by the ISO grew by euro 48 million.

The operating income declines from Euro 2,304 million to Euro 1,373 million, down Euro 931 million (-40.4%), registering a marginally better performance than the gross operating margin due to lower depreciations and accruals to the provisions for risks and charges, down Euro 70 million.

As explained in the Regulatory aspects section above, in application of prudent criteria, results for 2002 do not reflect the impact resulting from the introduction of recent regulation regarding the hydroelectric surcharge and green certificates. Such effects will be recorded at the time at which all the regulatory aspects will be defined.

International operations

International operations are currently represented by the Viesgo Group, operating in Spain in the generation (and to a lesser extent in the distribution) of electricity, in addition to American subsidiaries CHI Energy and EGI (generation of electricity from renewable sources).
The Viesgo Group was acquired at the beginning of January 2002 for Euro 1,920 million, in addition to about Euro 150 million of debt.
Net efficient installed capacity of Viesgo is equal to 2,209 MW, of which about 73% represented by thermal generation (coal and fuel oil), and the residual 27% by hydroelectric power. At the end of 2002, Viesgo employed 972 persons.
As part of the program for the expansion of international operations, at its meeting held on February 5, 2003, Enel Produzione’s Board of Directors approved the signing of an agreement with Entergy Power Development Corporation for the purchase of a 60% share in the capital of Dutch company Entergy Power Holding Maritza BV, in addition to the possible acquisition in the future of the residual 40% share in case of the exercise of specific contractual clauses. Entergy Power Holding Maritza BV controls 73% of Maritza East III Power Company AD (a Bulgarian company), that will carry out the renovation, environmental upgrade and subsequent management of a lignite-fired generation plant located in Stara Zagora, Bulgaria, with a nominal generation capacity of 840 MW. The total financial outlay for the operation is estimated at about Euro 600 million, financed through a project financing plan.

Net efficient generation capacity of international operations

MW	CHI Energy	EGI	Viesgo Group	Total

Thermal	—	—	1,599	1,599
Hydroelectric	243	136	610	989
Wind and photovoltaic	92	24	—	116

TOTAL	335	160	2,209	2,704

Revenues for 2002 amount to Euro 923 million, of which Euro 825 million accounted for by the Viesgo Group.

The Spanish Group’s net generation in the year amounted to 7,529 million kWh, while American subsidiaries generated a total of 1,664 million kWh. Net generation of American subsidiaries in 2001 was equal to 1,063 million kWh, and included generation of CHI Energy for the full year, and that of EGI only for the second half of the year.

Gross operating margin of international operations amounted to Euro 253 million, of which Euro 203 million relating to the Viesgo Group and Euro 50 million to CHI Energy and EGI.

The operating income amounts to Euro 95 million, after depreciation, amortization and accruals amounting to Euro 158 million, of which Euro 46 million calculated on goodwill, amortized over 20 years.

Net capital employed of the Viesgo Group at the end of 2002 amounts to Euro 2,100 million, representing the key growth element for the Generation and Energy Management division.

Sales, Infrastructure and Networks

The new organizational structure of the Group includes two specific operating divisions, both managed by Enel Distribuzione:

•	Sales, developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels. The division includes electricity and gas sales on the free and regulated market, in addition to public and art lighting services (So.l.e.) and franchising (Enel.si) in the field of direct customer services;
•	Infrastructure and networks, managing regulated businesses, exploiting cost, investment and integrated management synergies. The division includes electricity and gas networks operations.

Due to the current transitional stage and in view of the introduction of definitive rules for the unbundling of the above activities, in the analysis that follows they are considered jointly, separating the electricity and gas sector.

Sales, Infrastructure and Networks

In millions of euro

	2002	2001	2002-2001

Electricity
Revenues	19,517	21,768	(2,251)	-10.3%
Gross operating margin	3,328	3,158	170	5.4%
Operating income	2,062	1,521	541	35.6%

Gas
Revenues	1,069	438	631
Gross operating margin	133	48	85
Operating income before amortization of goodwill	65	11	54
Operating income	38	5	33

Total
Revenues	20,586	22,206	(1,620)	-7.3%
Gross operating margin	3,461	3,206	255	8.0%
Operating income before amortization of goodwill	2,127	1,532	595	38.8%
Operating income	2,100	1,526	574	37.6%

Net capital employed	11,612	9,942	1,670	16.8%
Employees	39,489	39,629	(140)	-0.4%
Capital expenditure	1,967	1,566	401	25.6%

Electricity

The area includes Enel Distribuzione (electricity distribution network serving the free and regulated market; sale of electricity on the regulated market), Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region), Enel Energia (sale of electricity on the free market), So.l.e (public and art lighting), and Enel.si (franchising).

Corporate finance and restructuring operations

As described in the section dedicated to the Generation and Energy Management division, on January 1, 2003 Enel Energia transferred to Enel Trade (formerly Enel.FTL) the business unit relating to the sale of electricity to “large electricity users” and “electricity wholesalers”, in addition to its trading activities, thus focusing on the segment represented by regulated market customers with an annual electricity consumption of less than 100 million kWh.

Procedures for the sale of local distribution networks to interested municipal utilities continued in 2002.

The contract for the sale of the distribution networks relating to the Milan and Rozzano municipalities to AEM Milano was signed on October 29, 2002. The sale is effective November 1, 2002. The business unit, which serves about 385,000 customers and distributes 3.1 billion kWh per year, was sold for an amount set by the Arbitration Panel equal to euro 424 million, generating a capital gain for the Group of euro 371 million. The local distribution networks relating to the Verona and Grezzana municipalities were sold, effective December 1, 2002, to AGSM Verona on November 29, 2002. The business unit serves about 90,000 customers and was sold for euro 108 million, generating a capital gain for the Group of euro 88 million.

Regulatory aspects

On January 1, 2002, new norms regulating technical and economic conditions for the transport, measurement and sale of electricity for the free and regulated market came into effect. The norms were included in an Integrated Text body of law that replaces previous tariff regulations. A single set of norms regulating the transport of electricity for the free and regulated market, compatible with the launch of the electricity exchange was introduced. These norms replace previously issued regulations on the transport of electricity.
Also starting from the beginning of 2002, new tariffs for regulated electricity services came into effect. In the case of household supplies, the Authority for Electricity and Gas (the Authority) reviewed provisionally individual tariff components, awaiting the coming into effect of the mechanism protecting lower income customers under study.

For non-household supplies, the Integrated Text sets the value of tariff components aimed at covering transport, distribution and sale costs for base tariff plans. The overall sum of such components is basically unchanged from the previous year.

From January 1, 2002, Enel Distribuzione applies to its customers tariffs proposed in September 2001 (in line with limitations imposed) and approved by the Authority. In addition to base tariff plans, Enel Distribuzione offers its household and non-household customers special tariff plans from which to choose.
With regards to tariffs applicable in 2003, as a result of the update resolved by the Authority through Resolution no. 152/02 and keeping into account the application of the price-cap mechanism, revenues of distributors (for the transport, sale and metering of electricity), decline by about 1%.

With regards to the bonus and fines system applying to the quality of service offered (identified with the continuity of the same), the Authority set at euro 4 million the amount due to Enel Distribuzione for the year 2000, and at euro 32 million that for 2001. Litigation with the Authority for years 1998 and 1999 remains pending. The Lombardy Regional Administrative Court (TAR) granted the appeal filed by Enel Distribuzione, declaring extinguished the obligation arising from the euro 46.5 million fine imposed by the Authority following the payment of the reduced amount of euro 52,000 pursuant to article 16, Law 689/91 made by the company. The Authority appealed against such ruling to the State Council.

With regards to the free market, as provided by the Bersani Decree, from January 1, 2002, consumption thresholds were lowered, allowing consortium of companies and final users with an annual consumption of at least 9 million kWh, and a minimum annual consumption of 1 million kWh per customer in a consortium, to qualify as eligible customers. The further lowering of the thresholds to 0.1 million kWh per year — as provided by article 5 bis of Law 57/2001 — following the sale of 15,000 MW of generation capacity on the part of Enel, did not take place in 2002 and, consequently, the extension of the free market to this segment will take place only in 2003.

At December 31, 2002, sites registered as eligible with the Authority were 13,559, of which about 10,000 represented by consortium. According to our estimates, the free market for electricity amounted to about 93.5 billion kWh.
With regards to the transport of electricity, Authority Resolution no. 317/01, subsequently amended through resolutions no. 36/02 and no. 81/02, regulated the matter further, introducing norms for the balancing and exchange of electricity among operators and the ISO. The new norms allow operators to optimize, in the space of consecutive bi-monthly periods, financial positions vis-à-vis the ISO deriving from the physical balance between electricity delivered to the network and electricity withdrawn from the same. Enel Energia (formerly Enel Trade) formalized the obligations resulting from these norms by underwriting related contracts with the ISO. Moreover, starting in April 2002, the Company replaced Enel Distribuzione in the invoicing of tariff components covering the cost of the transport of electricity to those customers who requested it, as provided by Authority resolutions no. 228/01 and 124/02. Starting on July 1, 2002, Enel Energia invoiced the share of transport costs to those customers who entrusted the Company also for the invoicing of network and exchange services.
On March 7, 2002, the Antitrust Authority opened an inquiry involving Enel Energia and the Parent Company for their alleged abuse of dominant position in the market for electricity sales to eligible customers. In the document that initiates the inquiry, the Authority claims that some contractual clauses included by Enel Energia in contracts for the sale of electricity to its customers in 2002 and the related trade agreements for the supply of imported electricity could constitute a violation of free competition regulations. Such conditions would, according to the Authority, have a retentive effect on customers and limit competition from other operators, thus constituting an obstacle to the development of free trade within the European Union. In the interpretation of the Authority contained in the document initiating the inquiry, the mentioned clauses are allegedly part of a strategy pursued by the Group aimed at guarantee Enel Energia the exclusive use of managed and peak electricity generated by Enel Produzione’s plants. In a climate of full cooperation with the Authority, Enel Energia has allowed any verification deemed necessary while denying the Authority’s charges, and spontaneously renounced from October to apply the clauses in question in its relationships with its customers. The proceedings are expected to be concluded by April 17, 2003.
Based on the recent changes in the criteria for the enactment of regulation on the matter and of the Authority’s position and in accordance with the opinion of independent legal advisors in charge of the proceedings, it is not possible at the present time to determine the amount of a fine that may be imposed by the Authority on the Company.

Customer care

In the last years, Enel Distribuzione profoundly renovated its sales network, changing the way in which its customer relations are managed. From a model based on the physical access of customers to its offices, Enel Distribuzione evolved to a system in which the customer can access the company through a number of channels, catering to the needs of both corporate and consumer segments and reducing the cost of managing supply contracts.
A new role, the Account Manager, was introduced to manage relationships and respond adequately to the needs of corporate segment. A Contact Center, aimed primarily at consumer customers, was activated. The service allows customers to access Enel Distribuzione’s services through a simple phone call. Enel Distribuzione’s Internet portal, aimed at both classes of customers, is constantly being updated, allowing rapid and easy access to services offered.

The portfolio of Enel Energia offers includes different categories of services that support eligible customers in the management of the energy component of the production process: on-line services, under which energy consumption can be monitored and easily compared to the costs incurred; Energy Saving services, featuring consulting on the technical management of supply, in addition to services for the efficient management of the customer’s electrical facilities.

In 2002, Enel.si developed further its network with the opening of 250 new franchising stores, reaching a total of 610. The network is expected to grow to 2,500 stores in the next few years. In 2002, Enel.si developed its product range available in the stores, focusing on its three main lines of products aimed at comfort, safety and energy savings.

In the field of public and art lighting, So.l.e consolidated its position as main domestic operator, acquiring in 2002 about 164,000 new public lights (up 10% on the previous year), despite subdued demand in the public works sector and strong competition in the market.
So.l.e manages a total of 1.8 million public lights, distributed among 5,690 client municipalities (up 3%), and follows a growth strategy aimed at strengthening its presence on the whole national territory though the offer of increasingly integrated services that include the survey, computerized cartography, renovation, maintenance and management of public and art lighting equipment, in addition to innovative services (video communication, communication lanterns and web towers), always with a strong focus on the quality of service.

Capital expenditure and networks

Capital expenditure on electricity distribution networks

In millions of euro

	2002	2001	2002-2001

High voltage	207	184	23	12.5%
Medium voltage	676	692	(16)	-2.3%
Low voltage	797	463	334	72.1%

Total	1,680	1,339	341	25.5%

In 2002, Enel Distribuzione continued to invest in distribution networks to improve the quality of service, in line with guidelines provided by the Authority. These guidelines provide for the upgrade of our electricity distribution system to the best European standards, reducing at the same time the gap between geographical areas in the country. In 1999, Enel Distribuzione began a project for the development of a digital meter with which to replace the 30 million analog meters currently installed. The installation of the new meters is expected to be completed in 2005. The final objective of the project, involving a total investment of about euro 2 billion, is the creation of a Telemanager integrated system able to manage metering, communication and electricity supply contracts, allowing for a significant reduction in operating costs and a more effective detection of irregular consumption and frauds in those areas where these phenomena are more frequent. Through the Telemanager system it will be possible to supply, in addition to electricity, also a more advanced metering system allowing the company to differentiate tariffs according to the time at which electricity is consumed (time bands, etc.) At the end of 2002, about 5.7 million new meters had been installed, with an investment of euro 361 million, representing the main factor in the increase in capital expenditure on the previous year.
In February 2003, Enel Distribuzione reached an agreement with consumer associations regarding the overcoming of problems arising following the first campaign for the replacement of traditional meters with electronic ones. Such problems were caused by the interruption of the supply of electricity in case of consumption in excess of the limits set on the part of some customers.
The agreement provides for the increase in the tolerance of the meters with respect to electricity consumption, allowing the contemporaneous use of appliances, in addition to the introduction of separate tariffs for daytime consumption and consumption in the evening hours and holidays, charged at a cheaper rate, following the introduction of special tariffs for lower income customers by the Authority.

Electricity distribution networks

	km	no.	km	no.	km	no.

	at Dec. 31, 2002		at Dec. 31, 2001		2002-2001

High-voltage lines	20,316	–	20,154	–	162	–
Primary cabins	–	1,976	–	1,919	–	57

Medium-voltage lines	332,055	–	331,181	–	874	–
Secondary cabins	–	405,775	–	405,372	–	403

Low -voltage lines	710,639	–	708,905	–	1,734	–

The increased number of lines and cabins reflects construction activity underway aimed at improving service quality, net of extraordinary sales made in the year.

Operating performance
In the analysis that follows, revenues generated by Enel Distribuzione and Deval through the sale of electricity on the regulated market and the transport of electricity for the free market are considered jointly due to the introduction in 2002 of new norms providing for the unification of fees applied for the transport of electricity to regulated market and free market customers, and the setting of a maximum joint revenue per kWh used in the determination of tariffs.
The tariff component relating to “transport” costs represents the primary remuneration of Enel Distribuzione’s activity, while other tariff components, invoiced only to regulated market customers, represent the coverage of the cost of acquiring electricity and that incurred for the use of the National Transmission Network. The “margin on the sale and transport of electricity” — equal to the difference between revenues from the sale and transport of electricity and the total cost incurred for the acquisition of electricity, the use of the National Transmission Network and electricity transport fees paid — is the central element on which to base an analysis of Enel Distribuzione’s results in the current operating and regulatory framework.

Revenues reported in 2002 by the Sales, Infrastructure and Networks divisions in the electricity sector amount to euro 19,517 million, declining by euro 2,251 million (down 10.3%) on 2001. The decline is mainly due to the following factors:

•	a euro 2,481 million decline in revenues from the sale and transport of electricity recorded by Enel Distribuzione and Deval due primarily to the reduction in average unit tariffs;
•	lower revenues from the sale of electricity on the free market, down euro 48 million;
•	higher revenues from energy trading on international markets, up euro 120 million;

•	a euro 85 million increase in revenues from the transport of electricity withdrawn by other operators in the previous year;
•	a euro 36 million increase in connection fees;
•	higher revenues from franchising activities (Enel.si) and public lighting (So.l.e.), up euro 31 million.

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh					In millions of kWh

	Transported	Sold on				Transported	Sold on
	for the free	regulated	In millions			for the free	regulated	In millions
	market	market	Total	of euro	€¢/kWh	market	market	Total	of euro	€¢/kWh

	2002					2001

High-voltage	46,090	18,042	64,132	1,278	1.99	37,145	20,229	57,374	1,315	2.29
Medium-voltage	47,150	40,383	87,533	3,747	4.28	39,679	53,989	93,668	5,011	5.35
Low-voltage	803	105,525	106,328	11,343	10.67	21	104,830	104,851	12,523	11.94

Total	94,043	163,950	257,993	16,368	6.34	76,845	179,048	255,893	18,849	7.37

Total revenues from the sale and transport of electricity for 2002 amount to euro 16,368 million, declining by euro 2,481 million on the same period in 2001. Sales on the regulated market decrease by 15,098 million kWh (down 8.4%), while the volume of electricity transported for the free market increases by 17,198 million kWh (up 22.4%). Total electricity distributed increases slightly (up 0.8%) on 2001.
Average revenues per kWh decline from €¢ 7.37 to €¢ 6.34 due primarily to the reduction in the tariff component aimed at covering the cost of fuel, declining from an average of €¢ 4.52 per kWh in 2001, to an average of €¢ 3.78 per kWh in 2002.
The breakdown by voltage shows that the decrease in sales affected to different extents all segments according to voltage and the different impact of the suppression of the gradual adjustment mechanism.
More specifically:

•	revenues from the sale of high-voltage electricity amounted to euro 1,278 million, down euro 37 million on 2001, against an increase in electricity distributed, up 6,758 million kWh, and a decrease in the average price, down €¢ 0.3 per kWh, due mainly to changes in tariff plans applied for transport services and the decline in unit revenues recognized against the variable cost of generation, partly offset by the suppression of the gradual adjustment discount;
•	revenues from the sale of medium-voltage electricity amounted to euro 3,747 million, representing a decline of euro 1,264 million on 2001. The decrease reflects the lower amount of electricity distributed (down 6,135 million kWh), and the lower average price (down €¢ 1.1 per kWh). The reduction in the average price is due to the mentioned decline in the tariff component aimed at covering variable generation costs and the different mix between regulated market customers (whose consumption declined by 13,606 million kWh) and free market ones who are invoiced only the transport component of the price of electricity (with sales increasing by 7,471 million kWh);
•	revenues from the sale of low-voltage electricity amounted to euro 11,343 million, declining by euro 1,180 million against higher amounts distributed (up 1,477 million kWh), and a reduction in the average price (down €¢1.3 per kWh). The latter can be traced mainly to the mentioned decline in the tariff component aimed at covering variable generation costs and the elimination of the surcharge applied through the gradual adjustment component.

Electricity sales — free market

	In millions	In millions		In millions	In millions		In millions
	of euro	of kWh	€¢/kWh	of euro	of kWh	€¢/kWh	of kWh	€¢/kWh

	2002			2001			2002-2001

High voltage	889	15,323	5.80	1,071	16,692	6.42	-8.2%	-9.6%
Medium voltage	1,008	15,005	6.72	869	10,141	8.57	48.0%	-21.6%
Low voltage	2	24	7.08	7	76	9.21	-68.4%	-23.1%

TOTAL	1,899	30,352	6.26	1,947	26,909	7.24	12.8%	-13.5%

Sales of electricity on the free market increase in 2002 by 12.8% thanks to stronger medium-voltage sales (up 48%) due mainly to the migration to the free market of numerous customers grouped in consortium. High-voltage sales decline by 8.2% due to the possibility offered to a number of customers to acquire electricity generated by plants falling under the incentives provided by CIP Regulation 6/92 in addition to electricity imported directly from the ISO.

Revenues of electricity on the free market in 2002 register a decline on the previous year of euro 48 million (down 2.5%) due to the fact that the decrease in the unit sale prices (down an average of 13.5%) was proportionally higher than the increase in volumes sold. As for the regulated market, the strongest impact was determined by a reduction in the component linked to the price of fuels. A further negative element in terms of revenues was represented by regulatory changes relating to the transport of electricity. New regulations for the year 2002 issued by the Authority through resolutions no. 228/01 and 124/02 provide for the invoicing of network and exchange services exclusively to customers who have granted a mandate, instead of all customers as in the past. This is due to the fact that network and exchange services can be invoiced also by other operators.
In 2002, Enel Energia operated on the international electricity markets through major European electricity exchanges (Paris and Leipzig), trading directly with primary international operators on the French, German, Bulgarian and Greek market. Revenues from such activity amount to euro 122 million (as compared with 2 million in 2001).
In the year, franchising activities continued to be developed by Enel.si, while So.l.e.’s public lighting activity continued to grow, generating an increase in revenues of about euro 31 million.

The gross operating margin increases by euro 170 million (up 5.4%), growing from euro 3,158 million in 2001, to euro 3,328 million in 2002.
The increase is due primarily to the following:

•	a euro 216 million decline in Enel Distribuzione’s operating costs, of which euro 134 million due to a reduction in labor costs. Savings achieved are the result of streamlining and restructuring;
•	a euro 70 million increase in revenues due to net adjustments, and a euro 36 million increase in connection fees, as described above;
•	decline in the margin on the sale and transport of energy recorded by Enel Distribuzione, down euro 127 million, due to negative factors such as the mentioned alignment of electricity transport prices, the sale of local distribution networks, the abolition of the gradual adjustment tariff component and the application of the price-cap mechanism (with an impact of about 1.2% on 2001), offset only in part by a more favorable breakdown of electricity purchases within the different time bands;
•	a euro 38 million reduction in Enel Energia’s gross operating margin due to higher competition on the free market and factors connected with procurement activities;
•	an increase of euro 7 million in Enel.si’s operating margin.

Operating income increases by euro 541 million (up 35.6%) to euro 2,062 million. The increase over the change in the gross operating margin is equal to euro 371 million. The adjustment of the accounting treatment of connection fees resulting from the new operating framework resulted in a positive effect of about euro 480 million. Connection fees paid by customers in the electricity sector until December 31, 2001 were in fact recorded as adjustments to the cost of capital investments made on distribution networks, as they referred directly to these. Starting with the current fiscal year, connection fees are no longer correlated to the mentioned capital investments due to the new technological environment and of the different nature of such investments, increasingly oriented towards improvements in the quality of service and the safeguard of the environment. Connection fees are therefore recorded as revenues in the year in which they are invoiced. The resulting benefit described above was partly offset by higher depreciation charges, up euro 82 million, and higher accruals, growing by euro 27 million.

Gas

In 2002, the Enel Group continued its expansion in the gas distribution and sale sector through the acquisition of the Camuzzi Group and of other minor distributors (Marcotti Group). The first transaction was completed in May with the acquisition by Enel of a 98.58% share (subsequently raised to 98.81%) in Camuzzi Gazometri’s capital stock for euro 1,045 million, of which euro 434 million have already been paid in 2001.
With this operation Enel consolidates its position, becoming the second largest operator in the Italian gas distribution market with a market share of about 11%, over 1.7 million customers and an annual distribution capacity of more than 3 billion cubic meters. Results of the Camuzzi Group are consolidated starting in the second half of 2002.

In 2002, Enel began a deep restructuring process with the aim of reaching by 2003 the concentration of the business in three companies, of which the first (Enel Distribuzione Gas) dedicated to the management of the gas distribution network, the second (Enel Gas) to sales and the third (Iridea) to support services. Enel Trade (formerly Enel.FTL), part of the Generation and Energy Management division, continues to manage all purchases and to carry out trading activities and the sale of gas and electricity to very large customers.
Ge.Ad is the company in which 15 minor gas distribution companies, formerly all wholly-owned by other Group companies (Parent Company, Enel Distribuzione Gas and Camuzzi Gazometri) were concentrated and subsequently merged.
On January 1, 2002, the business unit in charge of sales for Enel Distribuzione Gas was transferred, following a spin-off, to Enel Gas (formerly Enel Vendita Gas), that also acquired in the last part of the year the business units in charge of sales for Camuzzi Gazometri (Plenia and Camuzzi Trade). Finally, on January 1, 2003, Enel Gas received sales activities relating to Ge.Ad, in addition to all sales activities carried out until December 31, 2002 with eligible customers by Enel Energia (formerly Enel Trade).
These operations comply with current regulations relating to the separation of gas distribution and sale activities.
To complete the restructuring process, Enel Distribuzione Gas, Camuzzi Gazometri and Ge.Ad will be merged into a single company.

Regulatory aspects
The liberalization of the market for gas in Italy, introduced in 2000 through Legislative Decree no. 164, reached an important phase: since January 1, 2003 the final users market is in fact fully liberalized. All customers are now potentially eligible and therefore free to choose their supplier.
There still exist, however, organizational and normative obstacles that are holding back the actual opening up of the market. Many companies are still tackling their own restructuring, following the separation between distribution activities and other activities in the sector. At the present time, no communication standard has been established (also in terms of software) among operators, a fundamental element for the liberalization of the market.
The Authority made considerable progress towards the completion of the regulatory framework, resulting also from the repeal of a number of norms on the part of Regional Administrative Courts (TAR). As an example, following a ruling by the Lombardy TAR, the Authority was required to modify the regulation setting criteria for the determination of tariffs for the distribution and sale of gas. The Decree of the President of the Council of Ministers relating to tariffs dated October 31, 2002 established that “the Authority is in charge of defining, calculating and updating gas tariffs also subsequent to the opening up of the market to eligible customers, with the aim of allowing a gradual transition to the liberalized market for customers that are subject to the regulated market”. The Authority extended the validity of the tariff applied to regulated market customers also after the full opening up of the market (January 1, 2003) until the acceptance on the part of the customer of a new contractual offer.

With regards to the offer of gas, the possibility to diversify geographically the procurement of gas and to overcome the limit deriving from the insufficient interconnection capacity of links between Italy and other countries, is represented by regasification plants that allow the import of liquefied gas by ship and, after an appropriate transformation, to input the gas directly in the national distribution network. There currently exists only one regasification plant in operation in Italy owned by ENI and located in Panigaglia. Two new regasification terminals have been authorized, one in the Adriatic, offshore the city of Rovigo (Edison), and one in Brindisi (British Gas). With regards to the latter, on February 14, 2003, Enel signed a memorandum of understanding with British Gas according to which it will be able to participate in the project with a 50% share. The terminal will have a production capacity of 8 billion cubic meters of gas and will require an investment of euro 330 million. Work is expected to start in early 2004, coming into operation in 2007.

Operating performance
Results of the gas sector are shown below and relate to the activity for the full year of companies already part of the Group at January 1, 2002 and of minor companies acquired at the beginning of 2002. Companies of the Camuzzi Group (mainly Camuzzi Gazometri and Plenia) are consolidated from July 1, 2002. The consolidation includes also the activity carried out by Enel Energia (formerly Enel Trade) on the free market.

Revenues in 2002 amounted to euro 1,069 million (up euro 631 million on 2001), of which euro 714 million (up euro 348 million) generated by companies operating prevalently with the general public, and euro 355 million (up euro 283 million) recorded by Enel Energia (formerly Enel Trade).
Sales volumes recorded by the first amount to 2,179 million cubic meters, of which 1,645 million cubic meters to with the general public and 534 million cubic meters to corporate customers. Considering Camuzzi’s sales for the whole year, total sales would have amounted to 3,119 million cubic meters. At the end of the year, customer served were about 1,723,000.
In 2002, Enel Energia (formerly Enel Trade) reported sales of 1,831 million cubic meters, against 336 million cubic meters in 2001.

The gross operating margin amounted to euro 133 million, increasing by euro 85 million on 2001.
The improvement is due to distribution and sale companies (up euro 71 million), and to the contribution given by sales made by Enel Energia (formerly Enel Trade) on the free market (up euro 14 million).

The operating income amounts to euro 38 million (up from euro 5 million in 2001), after depreciation charges and accruals amounting to euro 95 million (euro 43 million in 2001).
The depreciation and amortization expense increases due to the growth of the consolidation area and includes euro 27 million relating to goodwill.

Net capital employed in the gas segment amounts to about euro 2,300 million, increasing by about euro 1,550 million on December 31, 2001, representing most of the increase registered by the Sales, Infrastructure and Networks Divisions.

Terna

Terna is the owner of the National Transmission Network (NTN) and is responsible within the Group for the management, maintenance and development of the same, based on the guidelines provided by the Independent System Operator (ISO). The ISO is an entity controlled by the Italian Treasury responsible for the transmission and dispatching of electricity, in addition to the unified management of the NTN. The role of the ISO and Terna has been defined through an Operating Agreement signed on December 16, 2002.

In 2002, the company consolidated its activity in the field of management, operation, maintenance and development of high-voltage and very-high-voltage power lines. Terna developed also new activities in unregulated markets, offering specialized services to other Group companies and third parties.

Terna

In millions of euro

	2002	2001	2002-2001

Revenues	828	793	35	4.4%
Operating costs	303	313	(10)	-3.2%
Gross operating margin	525	480	45	9.4%
Depreciation, amortization and accruals	254	251	3	1.2%
Operating income	271	229	42	18.3%

Net capital employed	3,067	3,330	(263)	-7.9%
Employees	3,106	3,214	(108)	-3.4%
Capital expenditure	178	173	5	2.9%

Revenues increase by euro 35 million on 2001. In such context, fees for the use of the NTN, amounting to euro 730 million, increase by euro 21 million due to tariff changes introduced on January 1, 2002, raising network fees. Among other activities, revenues from the maintenance of high-voltage lines owned by Enel Distribuzione grew by euro 13 million, while revenues from sundry activities, carried out primarily with third parties, registered an increase of euro 1 million.

Operating costs decline by euro 10 million despite the growth in operations due to cost reductions, particularly those of services received.

The gross operating margin amounts to euro 525 million, up 9.4% on the previous year.

Depreciation charges and accruals increase by euro 3 million due primarily to new plant coming into operation, among which the Italy-Greece power line.

Operating income increases to euro 271 million, up 18.3%.

The euro 263 million reduction in net capital employed is due primarily to the settling of receivables from the ISO and to the excess of depreciation charges over capital investments made in the year.

Terna’s capital expenditure in 2002 amounted to euro 178 million, in line with 2001 (euro 173 million).

Terna’s network

	no.	km	no.	km

	at Dec. 31, 2002		at Dec. 31, 2001

Stations	275	—	268	—
Transformers	554	—	550	—
Bays	3,678	—	3,649	—
Lines	—	33,884	—	33,580
Three-phase lines	1,814	37,583	1,786	37,218

The increase in the number of stations is due to the higher number of delivery points for customers in the free market and connections to other producers of electricity. The growth in lines reflects the coming into operation of the Italy-Greece power line, while the increase in three-phase lines represents the difference between new lines and the suppression of obsolete ones.
The Italy-Greece power line, involving a total capital expenditure of euro 339 million, represents the link between the Greek and European electricity networks. It will allow a more efficient operation of the electricity systems in the two areas and will favor the linking of the whole Mediterranean basin.
Terna’s network hosts about 9,578 kilometers (of which over 400 completed in 2002) of fiber optic lines owned by Enel.it used by WIND, whose maintenance is carried out by Terna.

Telecommunications

The WIND Group operates in the fixed and mobile phone telecommunications and Internet services sector. Mobile and converging telephone services are offered under the WIND trademark, while fixed telephony services are offered under the INFOSTRADA one. The LIBERO trademark is used for all Internet activities. Infostrada, acquired by the Enel Group at the end of March 2001, was merged into WIND effective January 1, 2002. In 2002, WIND acquired a business unit from BLU relating to the company’s customers.

Telecommunications

In millions of euro

	2002		2001 restated (1)	2002-2001

Revenues	3,921		3,457	464	13.4%
Gross operating margin	614		18	596
Depreciation, amortization and accruals	1,080		911	169	18.6%
Operating income before amortization of goodwill	(466)		(893)	427	47.8%
Amortization of goodwill(2)	553		547	6	1.1%
Operating income	(1,019)		(1,440)	421	29.2%

Net capital employed(3)	11,976		13,148	(1,172)	-8.9%
Employees	8,602		8,428	174	2.1%
Capital expenditure	1,899	(4)	2,054	(155)	-7.5%

(1)			Infostrada included from January 1, 2001.
(2)			Includes the amortization of goodwill paid on the acquisition of Infostrada and the 5.63% Wind stake formerly owned by Deutsche Telekom. Goodwill relating to
WIND’s minor subsidiaries is also included.
(3)			Includes the goodwill indicated in note (2).
(4)			Net of the acquisition of BLU.

The domestic telecommunications market
Mobile
At December 31, 2002 domestic mobile telephone services had a customer base of about 54 million SIM cards (as compared with 51 million at the end of 2001), representing about 93% of the population.
Slower growth in the year confirms the approaching of maturity of the market, characterized by a high percentage of customers that possess more than one SIM card with the same operator or different operators. Keeping into account this phenomenon, it can be estimated that the actual market penetration of mobile telephony services should be reviewed downwards to around 65% of the Italian population.

In such context, WIND reached at the end of 2002 a total of 8.7 million SIM Cards (including former BLU customers), registering a net growth of about 10% (850,000 new SIM Cards). WIND gained about 22% of all new net additions, with a market share at the end of the year of 16%.
In 2002, WIND recorded a good growth in average revenues per user (ARPU, calculated in comparable terms with that of other mobile telephone operators), increasing from euro 19 in 2001, to euro 19.6 in 2002.
Total voice traffic in 2002 amounted to about 7.8 billion minutes, representing a 22% increase on 2001.
In 2002, WIND concentrated in the development of innovative services, providing images, video and content up until now available only through other media (television, radio, publications) to mobile telephones. The range of services available was increased through more than 100 agreements with the most important operators in the field of information and entertainment. WIND was the first operator in Italy to launch, in December 2002, a video messaging service, and the first in Europe to launch, in June 2002, a portal based on GPRS technology.
In April, WIND launched, first among national mobile operators, a Mobile Number Portability (MPN) service through the Passa a WIND (switch to WIND) offer, allowing customers of other mobile providers (either with a prepaid card of full subscription contract) to migrate to WIND while maintaining their original phone number and benefiting from a bonus on traffic generated — in addition to a free subscription to the WIP (Wind Important Person) service.

Wireline
At the end of 2002, WIND had a base of 7.4 million customers, with a share of new subscriptions gained by operators alternative to Telecom Italia of about two thirds. WIND is the largest operator alternative to former incumbents in Europe.
In the last quarter of 2002, WIND launched a fixed-line telephone service through the Unbundling of the Local Loop (ULL), allowing customers to connect directly to the WIND network and enabling them to terminate the contract with the incumbent. At the end of 2002, WIND had already acquired about 220,000 customers with direct access — 50,000 of which already connected — served by 500 switches.
WIND continued to develop its indirect customer base through its Carrier Pre-Selection (CPS) service, both by acquiring new customers and through the migration of already acquired ones to CPS, thus increasing the amount of traffic managed per customer. WIND’s fixed telephony innovation was characterized by a family of “zero monthly fee” offers, allowing to discontinue payment of line service fees to Telecom Italia, and by the “Casa Rewind” offer, allowing CPS and ULL customers to recharge prepaid WIND cards from their fixed-line phones.

Total fixed telephone voice traffic in 2002 was equal to about 21 billion minutes, up over 9% on 2001.

Internet services
In 2002, the penetration of Internet services continued to grow, reaching about 29% of the population.
WIND maintained its leadership in the Internet access market, with about 12.4 million registered customers at the end of the year, and 3.2 million active customers, achieving a market share of 48%. Significant growth was registered in the number of page views, amounting to 7.7 billion (up 27% on 2001).
The ADSL (Asymmetric Digital Subscriber Line) market more than doubled, exceeding 1 million connections at the end of the year. In such context WIND, through its “ADSL Zero monthly fee” offered its ULL customers a direct connection to its own ADSL network. For all other customers, WIND developed the “Libero ADSL” family of offers. WIND’s ADSL customers at the end of 2002 were about 40,000.
With regards to corporate customer care, WIND focused on broadband innovative services.

Regulatory aspects
The telecommunications sector recorded in 2002 an event of fundamental importance: the approval by the European Parliament and European Council of the new regulatory framework for electronic communications. Directives (with the sole exception of that on personal information protection) were published on the Gazzetta Ufficiale dated April 24, 2002, and must be adopted by Member States within 15 months (July 24, 2003). The Italian Parliament has delegated the Ministry of Communications to draft the text for the conversion into law of these directives.
Other main regulatory developments in 2002 are summarized below.

•	the term of all individual licenses was extended from 15 to 20 years by Presidential Decree no. 211, dated August 1, 2002;
•	through Resolution no. 5/02/CIR, the Authority for Telecommunications (AT) approved the economic package for the FRIACO (Flat Rate Internet Access Call Origination) service, providing for discounts ranging between 19% and 26% on rates initially proposed by Telecom Italia;
•	through Resolution no. 4/02/CIR, the AT approved the offer published by Telecom Italia on September 7, 2001, reducing fees for telephone connection services (between 1.6% and 17.7%) and confirming fees for unbundled local loop access services set through Resolution no. 14/00/CIR;

•	on April 18, 2002 Telecom Italia published its tariff proposal for 2002. The proposal was submitted to the AT, that, on February 27, 2003 approved changes in addition to introducing a long-term mechanism for the update of tariffs included in the offer (the so-called “Network Cap” mechanism). With respect to the general offer made for 2001 the AT approved reductions ranging from 14.5% to 18.6%. New tariffs set by the AT, applying retroactively to the whole of 2002, will be applied at the time of the publication of the related resolutions;
•	economic conditions for the wholesale offer of leased lines on the part of Telecom Italia were approved by the AT on February 20, 2002 (resolution no. 59/02/CONS). With respect to conditions offered to end customers, the offer includes reductions of 10% for analog direct links and the standard offer of direct digital links, and a 3% reduction for the planned offer of direct digital links;
•	on February 25, 2002, TIM, Omnitel, Wind, Blu and IPSE signed a general agreement on Mobile Number Portability. The service was launched on May 5, 2002;
•	resolution 286/02/CONS dated September 25, 2002 (Gazzetta Ufficiale no. 237, October 9, 2002) defines procedures for the assignment of new GSM frequencies. Such procedures set maximum limits for resources that may be assigned to operators, in addition to measures for the assignment to the GSM service of the band currently used for the TACS service;
•	budget Law no. 448, dated December 23, 1998, set a contribution in favor of the Ministry of Communications to be paid by holders of licenses and concessions for public telecommunication services applicable from 1999. With regards to the contribution to be paid for the year 2002 — equal to 2% of revenues from fixed and mobile telephone services — in light of the “Conclusions of the Attorney General of the European Court of Justice” relating to the appeals submitted by Albacom and Infostrada, it has been decided not to proceed to the payment of the same, amounting to 95% of the contribution paid in 2001, by the term of December 15. The Attorney General’s opinion states in fact that Directive 97/13/EC prohibits Member States from imposing holders of individual Telecommunications licenses additional taxes or any other tax different from those provided for in article 11 of the same Directive. The Turnover Contribution appears therefore to represent a “additional or different tax”, for which a suppression can be expected.

Network rollout
Infrastructure and services offered by the WIND Group are technologically advanced and allow to offer integrated fixed and mobile telephone services, in addition to Internet access unique in Italy and among the first in the world.

In 2002, network rollout continued at a strong pace, absorbing a total of euro 1,550 million in investments.
At December 31, 2002 the group’s network consisted of 50 Mobile Switching Centers (MSC) and 58 Access Switches (AS), representing the core of the network used to provide access, transit and management of traffic.
Thanks to the coverage of all 231 telephone districts, reaching 100% of the Italian population, CS and CPS fixed telephony services are available on the whole of the Italian territory. WIND’s network is moreover interconnected with main international operators, through two dedicated gateways located in Rome and Milan.
With reference to the radio network, at December 31, 2002, a total of 7,369 Base Transceiver Stations (BTS) were operational, managed by 210 Base Station Controllers (BSC). The radio mobile transmission network offered direct coverage to 98% of the Italian population.
In 2002, the company continued to update the General Packet Radio Service (GPRS) mobile network, providing customers (both corporate and private) with additional data services, faster than those supported by the GSM network.
At December 31, 2002, the transmission backbone extended for about 18,275 kilometers, allowing to link all province capitals and a large part of Italian cities.
Finally, the company continued to carry out work for the laying of fiber optic Metropolitan Area Networks (MAN) in order to provide higher capacity and performance of voice, data transmission and Internet services also at the local level, in addition to optimizing interconnection costs (particularly in view of unbundled service). About 2,230 kilometers of infrastructure (conducts and fiber) have already been completed.

Acquisition of “Blu"
The acquisition by WIND of a business unit from BLU, the fourth domestic mobile communications operator, became effective on October 4, 2002. The business unit consists of BLU’s current customer base, the Palermo call center, about 500 employees, rights for the use of the trademark and about 300 BTSs and other equipment. The price was set at euro 140 million, of which euro 130 million representing the value of the business unit’s goodwill.
The breakup of BLU and the consequent devolution of its GSM operating license resulted in the final reassignment on the part of the Ministry of Telecommunications of frequencies formerly used by BLU to companies participating in its breakup (and therefore, in addition to WIND, to all other domestic mobile operators).

In the last quarter of 2002, WIND launched a program for the migration of BLU’s customers through a strong promotional campaign resulting in the transfer to WIND of about 450,000 lines by the end of the year.

Operating performance
Results for 2001 are restated for comparative purposes, consolidating Infostrada for the full year, thus reflecting the amortization of the goodwill resulting from the acquisition.

Revenues increase by 13.4%, up from euro 3,457 million in 2001, to euro 3,921 million in 2002. Excluding operations with Enel, the growth in revenues achieved is equal to 17.8%, confirming WIND’s growing success on the fixed and mobile telephone market, in addition to that for Internet services.

The gross operating margin, amounting to euro 614 million, improves by euro 596 million on the previous year thanks to the growth in revenues and the lower weight of operating costs. Interconnection and roaming costs decline as a percentage of revenues from 45.0% to 36.3% due to the development of the network and the resulting decrease in roaming services required from competitors.

Operating income before amortization of goodwill improves by euro 427 million, up from negative euro 893 million in 2001, to negative euro 466 million in 2002. The smaller improvement as compared with the gross operating margin is due to higher amortization and depreciation charges and accruals, up euro 169 million. Depreciation increased by euro 203 million due to high capital expenditure in the development of the network.

Operating income amounts, after amortization of goodwill of euro 553 million, to a loss of euro 1,019 million, improving by euro 421 million on the previous year.

Net capital employed declines by euro 1,172 million, after a reduction of euro 2,064 million in the value of goodwill, of which euro 553 million due to amortization, and euro 1,511 million to an extraordinary write-down. The latter was carried out on a prudential basis in view of the outlook of the Telecommunications sector, reflecting a downwards revision in growth expectations.

Services and Other activities

In the new organizational structure of the Group, the Services and Other Activities Division provides competitive services to Group companies and offers them on the market. The Division includes the Real Estate and Services, Engineering and Contracting, Information Technologies and the Water areas, Research and Development, Personnel training and administration, Factoring and Insurance services.

Services and other activities

In millions of euro

	2002	2001	2002-2001

Real Estate and Services
Revenues	491	559	(68)	-12.2%
Gross operating margin	192	140	52	37.1%
Operating income before amortization of goodwill	115	41	74	180.5%
Operating income	114	41	73	178.0%

Engineering and Contracting
Revenues	1,621	1,101	520	47.2%
Gross operating margin	(127)	56	(183)
Operating income	(215)	28	(243)

Information Technology
Revenues	523	452	71	15.7%
Gross operating margin	192	195	(3)	-1.5%
Operating income	66	78	(12)	-15.4%

Other activities
Revenues	322	308	14	4.5%
Gross operating margin	15	10	5	50.0%
Operating income	(15)	(12)	(3)	-25.0%

Elisions
Revenues	(83)	(99)	16
Gross operating margin	–	(7)	7
Operating income	–	(7)	7

Total
Revenues	2,874	2,321	553	23.8%
Gross operating margin	272	394	(122)	-31.0%
Operating income before amortization of goodwill	(49)	128	(177)
Operating income	(50)	128	(178)

Net capital employed	2,681	2,390	291	12.2%
Employees	6,083	5,810	273	4.7%
Capital expenditure	582	417	165	39.6%

Real Estate and Services

The Real Estate sector includes Enel Real Estate (formerly SEI) and Dalmazia Trieste. Enel Real Estate owns the majority of the office space used by the Group, while Dalmazia Trieste owns primarily residential buildings to be sold.
Enel Real Estate’s objective is to develop its real estate holdings. The company is also active in the facility management sector (building maintenance, cleaning, catering, etc.).
Revenues reported in 2002 amount to euro 491 million, declining by euro 68 million on 2001 (down 12.2%) due to the reduced size of operations following the transfer of two Real Estate branches and the vehicle leasing business in 2001. Revenues from customers other than Group companies amount to euro 75 million, against euro 54 million in 2001, due primarily to higher sales of residential buildings on the part of Dalmazia Trieste.
Gross operating margin for 2002 amounts to euro 192 million, growing by euro 52 million on 2001 (up 37.1%). The strong improvement is due to real estate management development activities, resulting in a significant improvement in yields in addition to a reduction in operating costs, and to higher property sales of Dalmazia Trieste at prices above the book value of the buildings. In 2001, gross operating margin was negatively affected by the euro 16 million write-down, due to exceptional events, in the value of some buildings owned by Dalmazia-Trieste.
Operating income records a stronger improvement, reaching euro 114 million, up from euro 41 million in 2001 (increasing by euro 73 million) primarily due to lower depreciation resulting from the mentioned transfers of businesses.
In March 2002, Enel Real Estate sold to the Deutsche Bank group its 49% share in affiliated company Immobiliare Rio Nuovo for euro 44 million, generating a capital gain of euro 13 million over the value recorded in the consolidated financial statements (as compared to a capital gain of euro 5 million recorded in the statutory accounts).

In line with the Group’s new strategic plan, the Board of Directors of the Parent Company, in its meeting of October 24, 2002, authorized the start of procedures for the perspective disposal of some subsidiaries, among which Enel Real Estate. To this end, in November 2002, the Group’s financial and legal advisors delivered to a number of selected operators and real estate investors a prospectus regarding the Company soliciting a manifestation of interest. An Information Memorandum was also prepared and sent in December 2002 to those investors who manifested an interest in the project and signed the confidentiality agreement. A Data Room is currently being organized.

Engineering and Contracting

Enel’s Engineering and Contracting sector is managed by Enelpower, operating as a worldwide Developer and EPC General Contractor for the construction of turn-key complex energy systems, both on behalf of Enel and outside customers.
Enelpower operates in foreign markets directly and through the following subsidiaries:
•	Enelpower UK operating in the United Kingdom and Ireland;
•	Trasmissora Sudeste Nordeste SA (TSN), Enelpower do Brasil SA and Novatrans Energia SA, in Brazil.

In 2002, the Enelpower Group was active in the construction of plant for final customers and of two super-high voltage power lines in Brazil, with a capital expenditure for the year amounting to about euro 250 million. The first power line, whose construction is at an advanced stage, extends for about 1,100 kilometers and will be managed on the basis of a 30-year license by subsidiary TSN, while the second project, a power line extending for about 1,300 kilometers (managed by Novatrans), was started in the second half of the year. Total expected capital expenditure amounts to about euro 600 million, a large portion of which is covered by project financing organized by a local bank.

In the field of the construction of turn-key complex energy systems, Enelpower’s activity focused on the transformation of generation plants owned by Enel and generation companies sold by the Group, to highly efficient combined-cycle plants. Activity abroad was characterized by difficulties encountered in the completion of a number of contracts, resulting in an increase in costs (including penalties), having a negative impact on results for 2002.

In 2002, the Enelpower Group reported revenues (inclusive of changes in work in progress) equal to euro 1,621 million, growing by euro 520 million on 2001 (up 47%). The gross operating margin and the operating income are both negative due to the mentioned difficulties, and amount respectively to a negative margin of euro 127 million and an operating loss of euro 215 million.

Restructuring and the focusing of the activity carried out by the new management allow to expect the return to profitability already in 2003.

Information Technology

In 2002, Enel.it was very active in the management and development of information technology activities of the Enel Group while consolidating its competitive position in the market.

Main projects in which the company was active included:
•	the development and implementation of a SAP system for Enel Distribuzione;
•	the introduction of a new version of the Telemanager system, allowing by the end of the year to manage from a remote location the first 1,000 digital meters, out of over 6 million already installed;
•	development of the Marketplace system as part of the development of the online procurement platform of the Group.

Revenues in 2002 amounted to euro 523 million, of which euro 467 million generated with other Enel Group companies and euro 56 million with other customers. Revenues increase by euro 71 million (up 15.7%) on 2001 due primarily to activities involving non-Group customers, up euro 23 million, in addition to mail-related services carried out for Group companies (up euro 43 million).

Gross operating margin is in line with 2001 and amounts to euro 192 million. Operating income amounts to euro 66 million and declines from the previous year due to the write-down of receivables and fixed assets as a result of the strong difficulties that affected joint initiatives with affiliated company Q-Channel.

Other activities

The water sector, represented by Enel.Hydro, was negatively affected by further delays in the privatization process. In 2002, the company participated actively in the bidding for new contracts and in the startup phase of initiatives originating in the previous year. In the last part of the year, Enel.Hydro participated in auctions for the awarding contracts in the context of water distribution networks formerly managed by Ente Acquedotti Siciliani (EAS) and for the awarding of a project financing operation for the development, revamping and management of five water purification and sewage systems in the Naples area.
The Parent Company submitted an offer, on behalf of Enel.Hydro, in the context of the privatization of Sicilacqua, a large water distribution company formerly denominated EAS. The Parent Company holds a 60% share in the company making the bid (while holding a 75% share in the water management company, the first ever in Italy participating in an auction for water services with a majority share held by private sector companies).
In February 2003 the joint venture (in equal shares) formed by Enel.Hydro and Enertad, won the international competition held by Trenitalia (Ferrovie dello Stato Group) for the sale of a 51% share in Hydroitalia, a company owning the largest sewage treatment network in Italy, consisting of 46 treatment plants. The stake in Hydroitalia was purchased for euro 30 million and the operation includes the right for

Ferrovie dello Stato to sell within 7 years its residual 49% share. In addition to guaranteeing Trenitalia the treatment of sewage produced by the company’s mechanical plants, Hydroitalia will develop integrated sewage treatment services to be offered on the market.

Enel.Factor continued to operate in the year exclusively within the Enel Group, providing factoring services to suppliers of other Group companies and to Group companies. Turnover increased sharply in 2002 to euro 2,197 million, up 53% on 2001. The number of customers at the end of the year amounts to 311 (as compared with 185 at December 31, 2001). Receivables at December 31, 2002 amount to euro 680 million. Factoring operations were financed primarily through the parent company. Net income in 2002 is equal to euro 7.1 million, up from euro 0.8 million in 2001.

Enel.Re continued to carry out in 2002 its reinsurance activity within the Group, optimizing the coverage of risks incurred by Group companies.

Gross premiums amount in the year to euro 43 million, against euro 25 million in the previous year. Net income is equal to euro 2.7 million, up from euro 1.6 million in 2001.

Parent Company

As an industrial holding company, Enel defines strategic objectives for the Group and coordinates activities of Group companies. In addition, Enel manages treasury operations for all Group companies (with the exclusion of WIND), manages insurance risk coverage and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

Results of operations of the Parent Company for the year and the comparison with the previous year are strongly affected by the transformation process which Enel is undergoing from an integrated electricity company to an industrial holding company. The transfer of thermal fuel purchase contracts to Enel Trade (formerly Enel.FTL) was completed in the year, while the Parent Company will retain title until expiration to a number of electricity import contracts. Imported electricity is sold to Enel Distribuzione at prices set by the Authority.

Parent Company

In millions of euro

	2002	2001	2002-2001

Revenues	1,973	3,928	(1,955)	-49.8%
Gross operating margin	190	440	(250)	-56.8%
Depreciation, amortization and accruals	26	104	(78)	-75.0%
Operating income	164	336	(172)	-51.2%

Employees	527	534	(7)	-1.3%

Revenues for the year amounted to euro 1,973 million, of which euro 1,702 million from the sale of fuel to Group generation companies and of electricity to Enel Distribuzione. The reduction in revenues (down euro 1,955 million) over the previous year is due mainly to the above-mentioned transfer of title of fuel purchase contracts (reducing revenues by euro 1,687 million), in addition to a reduction in the sale price of imported electricity sold to Enel Distribuzione (representing a decline in revenues of euro 153 million) due to the decline in the tariff component linked to the cost of fuel. Revenues from services provided to subsidiaries decline (down euro 40 million), together with charges to other Group companies relating to retirement benefits for managers terminating their employment (down euro 42 million). The decline in charges to other Group companies is offset by lower accruals to the retirement benefit provision. In 2001, revenues included euro 54 million of previous years’ contributions on electricity purchases.

Gross operating margin amounts to euro 190 million, down euro 250 million on 2001, of which euro 217 million due to the reduction in margins on the import of electricity. The difference can be traced primarily to lower charges on retirement benefits made to subsidiaries.

Operating income is equal to euro 164 million, down euro 172 million on the previous year. The improvement on the performance of gross operating income is due to lower depreciation, amortization and accruals, down euro 78 million. Accruals include euro 22 million (as compared with euro 75 million in 2001) relating to pension benefits for retired managers, charged to subsidiaries as appropriate.

Research and Development

The Enel Group conducts Research and Development activities on two fronts:

•	“System Research”, carried out for the common benefit of all domestic electricity operators, regulated by norms for the reorganization of the electricity sector and remunerated through a specific tariff component. Such activity is currently carried out by subsidiary CESI in which Enel held at December 31, 2002 a 43.92% share (following the sale of Interpower, the Group’s share was reduced to 40.92%).
•	“Competitive Research”, carried out for the immediate benefit of the Enel Group, involving primarily qualified personnel employed by Enel Produzione and Enel Green Power.

In 2002, System Research activities continued through the implementation of the three-year program (2000-2002) submitted to the Authority on November 19, 2001.

System Research is financed by a specific tariff component paid by regulated market and eligible customers into the “Research Fund” accrued at the Electricity Equalization Fund. Amounts accrued to the said Fund for 2001 have been assigned to CESI on a provisional basis and adjusted as necessary through a decree dated April 17, 2001. Financial resources accrued in 2000 and 2001 were sufficient to finance research activities up until July 31, 2002. The ministerial decree assigning provisionally to CESI the funds necessary to complete the 2000-2002 research program was issued on February 28, 2003. The decree regulates the future functioning of the System Research Fund and assigns to CESI funds collected in 2002 and 2003.
In 2002, the Electricity Equalization Fund started formally a procedure for the evaluation of projects underway, involving about 50 external experts and the holding of 40 auditions in which CESI’s research personnel illustrated in detail to the evaluating team the objectives and progress (technical and economic) made towards individual research projects.
Research projects are organized in four fields:
•	Evolution of the electricity system, involving the study of future developments and operation of the electric network in light of the restructuring of the sector and problems connected with the procurement of energy resources, the possibility of upgrading the transport capacity of the national transmission network and its safety, in addition to the reliability and safety of generation plants;
•	the interaction of the electricity sector with the environment, focusing on the development of technologies for the reduction of electromagnetic fields, in addition to the development of processes for the containment and monitoring of emissions;

•	the rational use of resources — Instruments for a sustainable development. Results were achieved in the assessment of the possibility of using hydrogen in the generation of electricity through the construction of experimental equipment. Study and testing in the field of generation from renewable sources (solar, wind, biomass) continued;
•	sharing of results. Results of research for the year 2001 were presented in a special seminar held at CESI in June 2002, in which technical staff and operators working in the Italian electricity sector participated. The www.ricercadisistema.it and www.sistemaelettrico.it sites are active. Access is currently limited while an authorization from the Authority allowing the general public to access all System Research documents is pending.

With regards to “Competitive Research”, in 2002, efforts concentrated on studies and tests relating mainly to the use of low-cost fuels, the reduction of polluting emissions of coal-fired plants, in addition to diagnostics and plant reliability, the development of innovative systems for the production of highly valuable ashes of certified quality, and the development of advanced drilling technologies for geothermal use.

Research and Development programs involved in 2002 about 1,000 employees, absorbing about euro 100 million in financial resources.

Human Resources

Policies for the development of human resources

Personnel development policies are aimed at supporting the process of change and the achievement of strategic and business objectives through the selection, development and training of personnel.
In 2002, an articulated communications plan aimed at enhancing Group personnel’s awareness and sharing of main factors of corporate development that support change was launched.
In the larger context of training and development internal systems, an institutional training plan targeted to four categories of Group employees (newly-hired graduates, new officers, officers in career and managers) was launched.
Other training activities focused on the development of skills peculiar to the different “professional families”, through the organization of in-house courses and the attendance of courses held by Italian and foreign consulting firms and business schools. In all these cases, the employee is responsible for choosing its own curriculum and may decide, in line with the needs of the Group, the type of courses he or she wishes to attend and the terms for the access to training. In this context, an important role is played by distance learning programs, adopted by the Group since 2001.
Sfera, the Group’s subsidiary in charge of personnel training, designed and created an integrated distance learning system denominated EDLS (Enel Distance Learning System), accessible to more than 50,000 Group employees from their own desk or office.

Compensation and incentive systems

Group remuneration systems aim at the integration between the evaluation and the compensation system, focusing on the market. In such context, to assess retribution levels of the Group vis-à-vis the market, an update of the Evaluation of Managerial Positions (managers and a number of middle managers) was carried out in 2002 to align Group retributions with market practices.
Compensation policies in 2003 will continue to focus on variable retribution, through the extension of the “Management by Objectives” and “Commercial and Marketing Incentives” incentive systems.

Stock-option Plans

Since the year 2000 the Company has annually implemented stock-option plans meant to provide the Enel Group — in line with the practice of the international business community and the most important Italian listed companies — with a mean of fostering management motivation and loyalty, further strengthening the sense of corporate belonging in its key resources and ensuring their lasting and constant effort to create value.

2000-2001 Plan

This initiative began in December 1999, when an extraordinary meeting of Enel’s shareholders authorized the Board of Directors to increase the share capital one or more times and for a period of five years, pursuant to article 2443 of the Civil Code, by a maximum total amount of 121,261,500,000 lire (and thus by slightly less than 1% of the amount of the share capital) through the issue of a maximum of 121,261,500 ordinary shares with a par value of 1,000 lire each, ranking for dividend pari passu, to be offered for subscription by payment to executives — to be selected by the Board of Directors from those performing functions that are important for attaining the Group’s strategic goals — of Enel itself and/or its subsidiaries pursuant to section 2359 of the Civil Code, with the consequent exclusion of the preemptive rights pursuant to section 2441, last paragraph of the Civil Code and section 134, paragraphs 2 and 3 of legislative decree n. 58 of February 24, 1998.
Implementing the aforesaid shareholders’ resolution, in March 2000 and April 2001 Enel’s Board of Directors approved two different tranches of the stock-option plan, together with regulations (the “Regulations”) that govern them uniformly. Among the beneficiaries of both of the aforesaid tranches of the plan was Enel’s Chief Executive Officer in his capacity as General Manager.
The Regulations provided for the executives selected by the Board of Directors to be assigned options — personal and not transferable inter vivos — for the subscription of a corresponding number of newly issued ordinary Enel shares. As established by the Board of Directors, the executives were then divided into different brackets and the number of options assigned to each of them was determined by applying a multiplier to the ratio between the reference gross annual pay of the bracket concerned and the value of a three-year option, determined on the basis of the market valuations provided by leading financial institutions.
The Regulations also provided that the options assigned — in the event the conditions of exercise materialized — would be exercisable as follows: (i) 20% of them beginning the year following the one in which they were assigned (“one-year options”) and until the fourth year following the one in which they were assigned; (ii) the remaining 80%

beginning the third year following the one in which they were assigned (“three-year options”) and until the fourth year following the one in which they were assigned.
In any case, the options are exercisable each year only during the fifteen days when the stock market is open following the approval of the financial statements of Enel SpA by the annual general meeting.
With regard to the conditions of exercise — which were suspensive conditions — the Regulations provided that all the options assigned would become exercisable if the arithmetic average of the reference prices of Enel shares on Borsa Italiana S.p.A.’s on-line stock exchange in the last three months of the year of assignment was higher than the target price determined by the Board of Directors on the basis of the consensus of analysts. In the event the target price were not exceeded, all the one-year options and 30% of the three-year options would automatically lapse.
However, the Regulations subordinately provided for the possibility of exercising the remaining 70% of the three-year options (and thus 56% of the total number of options assigned) in the event that (i) the percentage change in the price of Enel shares on Borsa Italiana S.p.A.’s on-line stock exchange during the year in which the options were assigned was larger — according to the calculation criteria stated in the Regulations — than the performance of a specific reference index determined by the Board of Directors as the average of the MIBTEL index (weight: 50%) and the FTSE Eurotop 300 Electricity index (weight: 50%) and (ii) the parameter representing the actual growth of the Group’s value (EVA) during the year in which the options were assigned was larger than the one set by the Board of Directors.
In accordance with the Regulations, the strike price of the shares was to be determined by the Board of Directors as amounting to not less than the arithmetic average of the reference prices of Enel shares on Borsa Italiana S.p.A.’s on-line stock exchange during the period between the date on which the options were assigned and the same day of the preceding solar month. Subscription of the shares at the strike price is to be charged entirely to the beneficiaries, because the plan does not provide for any concessionary conditions in this respect.

Development of the Plan during the year 2000

On the basis of the aforesaid Regulations, the tranche of the stock-option plan regarding the year 2000 entailed the assignment of a total of 19,690,000 options to 144 Group executives at a strike price of 4.3 euros. With regard to this tranche, however, the checks carried out to ascertain the extent to which the objectives set by the Board of Directors had been attained showed that (i) the predetermined target price had not been achieved, and thus all the one-year options (amounting to 3,938,000 options) and 30% of the three-year ones (amounting to 4,725,600 options) lapsed, while (ii) the subordinate objective — regarding the change in the stock-market price of Enel shares and exceeding the EVA during the year in which the options were assigned — had been achieved, which determined the materialization of the conditions for exercising the remaining 70% of the three-year options. Therefore, with regard to the 2000 tranche only 11,026,400 three-year options became exercisable. This number was halved, however — and thus became 5,513,200 — as a result of the reverse split of Enel’s shares approved by an extraordinary shareholders’ meeting in May 2001, effective as from July 9, 2001, when the share capital was converted into euros. This reverse split also entailed the doubling of the strike price of such options from 4.3 euros to 8.6 euros.

Development of the Plan during the year 2001

With regard to the 2001 tranche of the stock-option plan, on the other hand, the latter entailed the assignment of 68,548,100 options to 381 Group executives at a strike price of 3.636 euros. However, also with regard to this tranche the checks carried out to ascertain the extent to which the objectives set by the Board of Directors had been attained showed that (i) the predetermined target price had not been attained, and thus all the one-year options (amounting to 13,709,620 options) and 30% of the three-year ones (amounting to 16,451,544 options) lapsed, while (ii) the subordinate objective — regarding the change in the stock-market price of Enel shares and exceeding the EVA during the year in which the options were assigned — had been achieved, which determined the materialization of the conditions for exercising the remaining 70% of the three-year options. Therefore, with regard to the 2001 tranche only 38,386,936 three-year options became exercisable. This number was halved, however — and thus became 19,193,468 — as a result of the aforesaid reverse split of Enel’s shares approved by the extraordinary shareholders’ meeting in May 2001, effective as from July 9, 2001. This reverse split also entailed the doubling of the strike price of such options from 3.636 euros to 7.272 euros.

Summary of the development of the Plan during the years 2000 and 2001

All in all, on the basis of the foregoing, the development of the stock-option plan through the two tranches regarding the years 2000 and 2001 determined — taking into account the aforesaid reverse split of Enel’s shares — the following results:

	options	options (three-year)
	originally assigned	exercisable

2000 tranche	9,845,000	5,513,200
2001 tranche	34,274,050	19,193,468

Increase of the share capital

In consequence of the foregoing, in April 2001 the Board of Directors, partially exercising the powers granted it by the extraordinary shareholders’ meeting held in December 1999, approved two limited divisible increases of the share capital (totaling less than 0.7% of the capital) to serve the options assigned with the tranches of the stock-option plan regarding the years 2000 and 2001. Specifically — and taking into account the effects deriving from the conversion of the share capital into euros and the reverse split of Enel’s shares, effective as from July 9, 2001 — at that time the Board of Directors approved:
•	an increase by payment of the share capital by a maximum amount of 5,513,200 euros, to be subscribed by December 31, 2004, in the service of the options assigned with the tranche for the year 2000 that have become exercisable, at a strike price of 8.6 euros;
•	an increase by payment of the share capital by a maximum amount of 34,274,050 euros, to be subscribed by December 31, 2005, in the service of all the options assigned with the tranche for 2001, at a strike price of 7.272 euros. For this second tranche, however, following the checks carried out to ascertain the extent to which the objectives set by the Board of Directors were attained, the capital increase may be subscribed up to a maximum of 19,193,468 euros.

Taking into account the figures presented above, the capital increases approved by the Board of Directors to serve the options assigned with the 2000 and 2001 tranches of the plan may not exceed the total amount of 24,706,668 euros (and thus 0.4% of the share capital). It should also be noted that these capital increases have not yet been subscribed at all (because the vesting period of the options that have become exercisable still has to mature) and, consequently, as of now no diluting effect on the share capital has been produced.

WIND stock-option Plan

It should be noted that within the Group a similar initiative has been undertaken by the subsidiary WIND Telecomunicazioni SpA. In November 2001 a meeting of the latter’s shareholders empowered its Board of Directors to increase the share capital by a maximum amount of 6,000,000 euros to serve a stock-option plan submitted by the Board to the same shareholders’ meeting and reserved for executives of WIND itself and/or its subsidiaries.
This stock-option plan is based on a model similar to Enel’s described above, but is characterized by the setting of objectives that are essentially linked to the timing of WIND’s listing and the attainment of parameters of management performance.

2002 Plan

In May 2001, accepting the new proposals made by the Board of Directors (in consideration of the insufficiency of the residual amount of the aforesaid empowerment by the shareholders in December 1999 to implement additional tranches of the stock-option plan discussed above), an extraordinary meeting of Enel’s shareholders initiated a new stock-option plan, resolving:
•	to revoke, with regard to the part not yet exercised by the Board of Directors, the power to increase the share capital granted in December 1999, while confirming all the acts carried out in the exercise of the aforesaid power;
•	to again grant the Board of Directors the power to increase the share capital, by a maximum of 60,630,750 euros (and thus by an amount that is slightly less than 1% of the capital), endowed with the same characteristics as the power granted in December 1999 and potentially earmarked for all the executives of Enel and/or its subsidiaries pursuant to article 2359 of the Civil Code.

Carrying out the latter mandate of the shareholders, in March 2002 Enel’s Board of Directors approved the stock-option plan for the year 2002 (supplemented in September of the same year), together with the regulations for implementing it (the “Regulations”). This plan is characterized by a significantly different logic with respect to the 2000-2001 plan and corresponds more to the new situation of the financial markets.

As in the preceding plan, the Regulations provide for the executives selected by the Board of Directors to be assigned options for the subscription of a corresponding number of newly issued ordinary Enel shares. As previously, as established by the Board of Directors, the executives were divided into different brackets and the number of options assigned to each of them was determined by applying a multiplier to the ratio between the reference gross annual pay of the bracket concerned and the value of a three-year option, determined on the basis of its market valuation. Among the beneficiaries of the 2002 stock-option plan, in their capacity as General Manager, were also those who held, at different times, the position of Enel’s Chief Executive Officer during that year.
The Regulations also provide that — once the conditions of exercise have materialized — 30% of the options assigned may be exercised as from 2003, an additional 30% as from 2004, and the remaining 40% as from 2005, it being understood that the deadline for exercising all the options is December 31, 2007.
In any case, the options are actually exercisable each year exclusively during three time “windows” lasting fifteen days with the stock market open each as from: (i) the Board of Directors’ examination of the preliminary consolidated data regarding the preceding year, (ii) the annual general meeting’s approval of the financial statements of Enel SpA, and (iii) the Board of Directors’ approval of the third-quarter report.
With regard to the conditions of exercise — which are suspensive conditions — the Regulations provide that all the options assigned become exercisable in the event that (i) the EBITDA for the year 2002 recorded in the budget approved by the Board of Directors is exceeded and (ii) the percentage change in the price of Enel shares recorded on Borsa Italiana’s on-line stock exchange during 2002 exceeds — according to the calculation criteria stated in the Regulations — the performance of a specific reference index, determined by the Regulations as the average of the MIBTEL index (weight: 50%) and the FTSE Eurotop 300 Electricity index (weight: 50%). In the event such objectives are not jointly achieved, all the options automatically lapse, there being no provision for a mechanism allowing them to be recovered.
As in the 2000-2001 plan, the Regulations provide that the strike price of the shares shall be determined by the Board of Directors as amounting to not less than the arithmetic average of the reference prices of Enel shares recorded on Borsa Italiana’s on-line stock exchange during the period between the date on which the options were assigned and the same day of the preceding solar month. Subscription of the shares at the strike price is to be charged entirely to the beneficiaries, because the plan does not provide for any concessionary conditions in this respect.
On the basis of the aforesaid Regulations, the 2002 stock-option plan determined the assignment of a total of 41,748,500 options (entailing a maximum potential dilution of the share capital amounting to less than 0.7%) to 383 Group executives at a strike price of 6.426 euros. With regard to this plan, the review carried out in March 2003 by the Board of Directors to verify the materialization of the conditions of exercise ascertained that both objectives — exceeding the EBITDA and the change in the price of Enel shares on the stock market during 2002 — were attained, which determined that the conditions for exercising all the options assigned had materialized.
In accordance with current legislation and with accounting principles applied, there do not exists the basis for the recording in the financial statements the effect of the stock option plans currently implemented.

Industrial relations

Important results were achieved in 2002 in the field of corporate restructuring and normative framework.
The preliminary negotiation with Trade Unions on Enel Distribuzione’s Network Area, was concluded after more than one year with the signing of a “classification” document. This allowed the start of the restructuring of the Administration and to proceed to a review of the Sales Department.

Problems connected with the numerous transfer of businesses were confronted and solved in the majority of cases by reaching an agreement with the Trade Unions.
In 2002, an agreement acting as a bridge between regulations contained in the contract for the sectors involved and previously applicable regulations included in individual company contracts was signed with national trade unions of workers in the electricity and gas sector.
In 2003 the issue regarding the new organizational structure of the Group is expected to be discussed with trade unions. The economic conditions regarding the contract for employees in the electricity sector for the two years from July 1, 2003 to June 30, 2005 are also expected to be negotiated in the year.

Headcount

Balance at Dec. 31, 2001		72,661

Changes in consolidation area and acquisitions:
Camuzzi Group	2,171
Viesgo Group	941
Telecommunications (business unit acquired from BLU and other minor changes)	522
Other acquisitions	226
Sale of companies and business units	(2,256)

		1,604
Hirings	1,533
Terminations of employment	(4,594)

		(3,061)

Balance at Dec. 31, 2002		71,204

Group personnel in 2002 declines by 1,457 employees due to the negative balance between hirings and terminations, representing a loss of 3,061 employees, and the net increase of 1,604 employees due to changes in the consolidation area. The sale of Eurogen resulted in the exit of 1,738 employees from the Group, while the sale of the Milan and Verona local electricity distribution networks resulted in a loss for the Group of 438 employees.

Terminations in the year were primarily the result of early retirement incentives. At December 31, 2002, personnel of foreign subsidiaries of the Group amounted to 1,636.

The breakdown of personnel shows an increase in higher level personnel (officers and managers) as a result of the Group’s positioning towards activities having a higher value added content.

Headcount by category

No. of employees

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Managers	891	859	32
Officers	5,402	5,153	249
Employees	42,380	43,284	(904)
Workers	22,531	23,365	(834)

Total	71,204	72,661	(1,457)

Main changes in personnel affecting individual divisions were:

•	the decline in personnel of Generation and Energy Management companies is equivalent to the impact generated by the sale of Eurogen, as the increase induced by the acquisition of the Viesgo Group is offset by changes occurred in domestic operations;
•	the decline in personnel of the Sales, Infrastructure and Networks Division generated by the balance between hirings and terminations and the sale of local distribution networks, is offset by the increase registered in the gas area following the acquisition of the Camuzzi Group;
•	the increase in personnel registered by WIND is due to the acquisition of a business unit from BLU (482 employees), net of the normal turnover.

Headcount by Division

	no. of employees	%	no. of employees	%

	at Dec. 31, 2002		at Dec. 31, 2001

Generation and Energy Management	13,397	18.8%	15,046	20.8%
Sales, Infrastructure and Networks	39,489	55.5%	39,629	54.5%
Terna	3,106	4.4%	3,214	4.4%
Telecommunications	8,602	12.1%	8,428	11.6%
Services and Other Activities	6,083	8.5%	5,810	8.0%
Parent company	527	0.7%	534	0.7%

Total	71,204	100.0%	72,661	100.0%

Corporate governance

Foreword

The Company’s and Group’s corporate governance system continues to be in line with the principles contained in the Self-discipline Code of listed companies, with the recommendations expressed by the CONSOB on this issue, and, in general, with international best practice.
This corporate governance system’s aim is essentially the creation of shareholder value, taking into account the social importance of the Group’s activities and the consequent need to adequately consider all interests involved in the carrying out of these activities.

Ownership structure

The capital stock of the Company is made up exclusively of ordinary shares fully paid up and entitled to full voting rights, both in Ordinary and Extraordinary Shareholders’ Meetings.
According to the entries in the stock register and the information available, no shareholder — with the exception of the Italian Ministry of the Economy, which controls 67.576% of the share capital — owns more than 2% of the Company’s shares, nor, to the Company’s knowledge, do any agreements regarding Enel shares exist among its shareholders.

Organizational structure

In compliance with current regulations applicable in Italy to listed companies, the organizational structure of Enel includes:
•	a Board of Directors entrusted with the management of the Company;
•	a Board of Statutory Auditors responsible for (i) ensuring compliance with the law and the Company’s bylaws, in addition to the application of correct management principles in the carrying out of business, and (ii) checking the adequacy of the Company’s organizational structure, internal audit system and administration;
•	Shareholders’ Meetings, called to resolve — either in an Ordinary or an Extraordinary session — among other things on (i) the appointment and removal of members of the Board of Directors and of the Board of Statutory Auditors, as well as their compensation and responsibilities, (ii) the approval of the financial statements and the allocation of net income, (iii) the acquisition and sale of own shares, (iv) amendments to the Company’s by-laws, and (v) the issue of bonds.

The external audit of the Company’s accounts is entrusted to a specialized firm, expressly appointed by a Shareholders’ Meeting.

Board of Directors

Role and powers
The Board of Directors plays a central role within the Company’s organization and is entrusted with the powers and the responsibility regarding strategic and organizational policies, as well as with verifying the existence of the controls necessary for monitoring the performance of the Company and the Group.
In such context, the Board of Directors, on the basis of the provisions of the law and specific resolutions of its own:
•	delegates and revokes the powers of the Chief Executive Officer, defining their limits and the procedures for exercising them. On the basis of the delegations in force, the Chief Executive Officer is vested with the broadest powers for the management of the Company, with the exception of those attributed otherwise by the law or the Company’s bylaws or reserved to the Board of Directors according to the resolutions of the latter and described below;
•	receives, together with the Board of Statutory Auditors, constant and exhaustive information from the Chief Executive Officer regarding the activities carried out in the exercise of his powers, which is summarized in a special quarterly report. In particular, with regard to all the most significant transactions (including atypical or unusual transactions or transactions with related parties whose approval is not reserved to the Board of Directors), the Chief Executive Officer reports to the Board on (i) the characteristics of the transactions, (ii) the parties concerned and any relation they might have with Group companies, (iii) the procedures for determining the considerations concerned, and (iv) the related effects on the income statement and the balance sheet;
•	determines, on the basis of the proposals formulated by the related Committee and having been advised by the Board of Statutory Auditors, the compensation of the Chief Executive Officer and of other Directors holding specific offices;
•	defines the general organizational structure of the Company and that of the Group, verifying their adequacy;
•	reviews and approves strategic, business and financial plans. In this context, the current division of powers within the Company specifically provides for the Board of Directors to resolve on the approval of:
–	the annual budget and the long-term plan (which include the aggregates of the annual budgets and long-term plans of Group companies); 93

–	strategic agreements, also determining — while respecting the autonomy of individual subsidiaries and upon proposal by the Chief Executive Officer — the strategic guidelines and appropriate directives for Group companies;
•	examines and approves transactions having a significant impact on the balance sheet, income statement or cash-flow statement, particularly in cases where they are carried out with related parties or otherwise characterized by a potential conflict of interest.
In particular, all financial transactions of a significant size — by which is meant those with a value of more than 25 million euros — must be approved (if they concern the Company) or in any case are subjected to prior evaluation (if they refer to Group companies) by the Board of Directors.
In addition, the acquisition and disposal of equity investments must be approved (if they are carried out directly by the Parent Company) or subjected to prior evaluation (if they concern Group companies and regard strategic agreements of particular importance) by the Board of Directors. Finally, the latter examines the proposed sales of assets deemed significant — by which is meant those with a value of more than 5 million euros — that Group companies plan to carry out;
•	provides for the exercise of voting rights at Group companies’ Shareholders’ Meetings, with particular reference to the approval of financial statements, the appointment of Directors and Statutory Auditors, amendments to the bylaws, and extraordinary transactions regarding Group companies;
•	oversees the general management of the Company, with particular reference to conflicts of interest, using information received from the Chief Executive Officer and the Internal Audit Committee, and verifies periodically the achievement of the objectives set;
•	reports to the Shareholders at their Meetings.

Appointment, composition and term

Pursuant to the provisions of the Company’s bylaws, the Board of Directors consists of from three to nine members, appointed for a term not exceeding three years, who may be reappointed at the expiration of their term.
In compliance with legislation regulating privatizations, the bylaws also provide for the appointment of the entire Board of Directors (and of the Board of Statutory Auditors) to take place according to the “slate vote” mechanism, aimed at ensuring the presence on the Board of Directors (and on the Board of Statutory Auditors) of members appointed by minority shareholders.
Such electoral system provides for the slates of candidates to be filed at the Company’s registered office and published in national newspapers sufficiently in advance of the date of the Shareholders’ Meeting concerned, thus ensuring a transparent process for the appointment of the Boards. A report with exhaustive information regarding the personal and professional characteristics of the candidates — accompanied, as far as the appointment of the Directors is concerned, by a statement of whether or not the latter qualify as independent — is to be filed at the same time at the Company’s registered office, as well as published immediately on the Company’s web site, as noted specifically in the notice of the Shareholders’ Meeting.
The Board of Directors deems that it can defer the creation within itself of a special nominations committee since there is currently no evidence that it is difficult for the shareholders to find adequate candidates for the corporate offices, so as to achieve a composition of the Board of Directors corresponding to the recommendations of the Self-discipline Code of listed companies.
As resolved by the ordinary Shareholders’ Meeting of May 24, 2002, the incumbent Board of Directors consists of seven members, and the new Directors will be elected when the financial statements for 2004 are approved.
As a result of the appointments made at the aforesaid Shareholders’ Meeting, the Board thus currently consists of the following members, whose professional profiles are summarized below:

•	Piero Gnudi, 64, Chairman.

A graduate in economics and commerce (1962) of the University of Bologna and proprietor of an accounting firm located in Bologna, he has served on the board of directors and board of statutory auditors of numerous important Italian companies, including STET, ENI, Enichem, and Credito Italiano. In 1995 he was appointed economic advisor to the Minister of Industry. Since 1994, he has been on the board of directors of IRI, where he has also held the positions of supervisor of privatizations (1997) and chairman and chief executive officer (1999); later, from 2000 to 2002, he served as chairman of the IRI liquidation committee. A member of the CNEL (National Council of the Economy and Labour), the steering committee of Assonime (an association of Italian corporations), the executive committee of the Aspen Institute, he currently also holds the positions of chairman of RAI Holding, vice-chairman of Unicredit Banca d’Impresa, director of Unicredito Italiano and “Il Sole 24 Ore”, and government commissioner of the Fochi Group, which is under special management. He has been Chairman of the Board of Directors of Enel since May 2002, and also holds the offices of Chairman or Director of several Enel Group companies.

•	Paolo Scaroni, 56, Chief Executive Officer and General Manager.

A graduate in economics and commerce (1969) of the Bocconi University in Milan, after earning a master’s degree in business administration from Columbia University in New York and working as a consultant at McKinsey, in 1973 he joined the Saint Gobain

Group. There he held a number of executive positions in Italy and abroad before being appointed in 1984 head of the “flat glass” Division at the main office in Paris and thus taking charge of all of the Saint Gobain Group’s activities in this industry worldwide. From 1985 to 1996 he worked at Techint, serving as vice-chairman and chief executive officer and managing the privatization of SIV, Italimpianti and Dalmine for the company. In 1996 he joined Pilkington, holding until May 2002 the position of chief executive officer of the parent company, located in Great Britain. Among his current positions outside the Enel Group, in Italy are those of vice-chairman of Sadi, member of the executive committee of Confindustria and president of Unindustria Venezia, while abroad he is director of BAE Systems and Alliance UniChem, as well as member of the board of the Business School at Columbia University in New York. Since May 2002 he has been Enel’s Chief Executive Officer and General Manager, as well as Chairman or Director of a number of Enel Group companies.

•	Mauro Miccio, 47, Director.

After earning a law degree in 1979 and an experience as assistant lecturer in Commercial Law at the University of Rome “La Sapienza”, he began his professional career in the Abete publishing group (1981) and then served on the board of directors of Ente Cinema (now Cinecitta’ Holding) from November 1993 to November 1996 and of RAI from July 1994 to July 1996. A former president of the FERPI (Public Relations Federation) and chairman of Cinecittà Multiplex, he was also a director of A.S. Roma entrusted with communication from 1997 to 2000, president of Rugby Roma from 1999 to 2000 (becoming in 2001 president of the National Rugby League), and chief executive officer of Agenzia della Moda from 1998 to 2001. A director of Acea from 2000 to 2002, he is currently a member of the steering and executive committees of the Unione Industriali of Rome and Latium and vice-president of the Piccola Industria association. He is also president of the ICI (Corporate Communication Interassociation). A lecturer in subjects regarding communication at the Universities of Catania and “Roma Tre”, he collaborates with the most important universities in this field and contributes to several periodicals as an expert in communication and marketing. He has been a Director of Enel since May 2002.

•	Franco Morganti, 71, Director.

After graduating in engineering from the Polytechnic Institute of Milan in 1956, he began his career at Olivetti and SGS (now ST Microelectronics) and subsequently went into business on his own. Since 1974 he has provided strategic consulting services in the field of telecommunications, in both the public and private sectors. A director of STET from 1981 to 1984 and operating vice-chairman of Databank Consulting until 1999, from February 2000 to March 2001 he was Logica Consulting’s international director for Southern Europe. Called on to head a task force in 1981-82 on the reorganization of Italian telecommunications and author of several publications, he was also an advisor to the Communications Supervisory Authority from 1998 to 2000. A Director of Enel since December 1999, he is currently also a Director of the subsidiary Wind Telecomunicazioni, as well as president of the ANFOV (association of multimedia convergence companies) and vice-president of the International Institute of Communications in London.

•	Fernando Napolitano, 38, Director.

A graduate in economics and commerce (1987) of the University of Naples, he completed his studies in the United States, earning at first a master’s degree in science management at Brooklyn Polytechnic University and later the advanced management program at Harvard Business School. He began his career by working in the marketing division of Laben (Finmeccanica Group) and then that of Procter & Gamble Italia; in 1990 he joined the Italian office of Booz Allen Hamilton, a management and technology consulting firm, where he was appointed partner and vice-president in 1998. Within this office he was in charge of developing activities in the fields of telecommunications, media, and aerospace, while also gaining experience in Europe, the United States, Asia and the Middle East. He is currently head of Booz Allen Hamilton’s activities in Italy and also carries out assignments with an international scope. Since November 2001 he has served on the committee for surface digital television instituted by the Communications Ministry and since July 2002 has been director of the Italian Centre for Aerospace Research. He has been a Director of Enel since May 2002.

•	Francesco Taranto, 62, Director.

He began his career in 1959 in the office of a stockbroker in Milan and subsequently (from 1965 to 1982) worked at the Banco di Napoli, where he eventually became head of the marketable securities service. He then held numerous executive positions in the mutual funds industry, where he was first in charge of investment management at Eurogest (from 1982 to 1984) and then general manager of Interbancaria Gestioni (from 1984 to 1987). After that he worked for the Prime group (from 1987 to 2000), serving for a long time as chief executive officer of the parent company. He has also been a director of Assogestioni. A Director of Enel since October 2000, he currently holds the same office at Pioneer Global Asset Management (part of the Unicredito Group) and Kedrios. He is also a member of the committee for the corporate governance of listed companies sponsored by Borsa Italiana.

•	Gianfranco Tosi, 55, Director.

A graduate in mechanical engineering (1971) of the Polytechnic Institute of Milan, since 1972 he has held a number of positions at the same institute, becoming professor of iron metallurgy in 1982 and from 1992 also giving the course on the technology of metal materials (together with the same position at the University of Lecco). The author of many publications, he has been extensively involved in scientific activities. A member of the board of directors of several companies and consortia, he has also held positions in associations, including the vice-presidency of the Gruppo Giovani Federlombarda (with duties as regional delegate on the Comitato Centrale Giovani Imprenditori instituted within the Confindustria) and the office of member of the executive committee of the Unione Imprenditori of the Province of Varese. From December 1993 to May 2002 he was mayor of the city of Busto Arsizio. He has been a Director of Enel since May 2002.

All Directors dedicate the time necessary for the fruitful performance of their duties — considering, among other things, the positions they hold outside the Enel Group — since they are well aware of the responsibilities connected with their position. They are kept constantly informed of the main legislative and regulatory changes regarding the Company and the discharge of their duties.

Directors perform their duties with full knowledge of the facts and in complete autonomy, pursuing the objective of creating value for shareholders.

Board Meetings and role of the Chairman

In 2002 the Board of Directors held 18 meetings, which lasted an average of about 3 and a half hours. Director participation was regular — with a very limited number of absences (4), moreover accounted for — and the meetings were also attended by the Board of Statutory Auditors and the magistrate representing the Court of Accounts. For 2003, 16 Board meetings have already been scheduled.
The activities of the Board of Directors are coordinated by the Chairman, who calls its meetings and presides over them, ensuring that — except in cases of urgency and necessity — the necessary documents and information are provided to the Board’s members in time for the Board to express its informed opinion on the matters under examination. He also ascertains whether the Board’s resolutions are implemented, chairs Shareholders’ Meetings and — like the Chief Executive Officer — is empowered to represent the Company legally.
According to a Board resolution of December 2002, the Chairman is also entrusted with the duties of (i) participating in the formulation of corporate strategies in agreement with the Chief Executive Officer, the powers granted the latter by the Board of Directors being understood, as well as (ii) overseeing auditing in accordance with the Chief

Executive Officer, with the internal auditing department remaining under the latter. In this regard, however, it is provided that decisions concerning the appointment and revocation of the head and top executives of the aforesaid department be made jointly by the Chairman and the Chief Executive Officer.

Non-executive Directors

The Board of Directors is made up mainly of non-executive members (not holding operating and/or executive positions in the Company), so as to ensure, through their number and authority, that their opinions carry significant weight in the Board’s decision-making process.
Non-executive Directors contribute their specific expertise to Board discussions, thus facilitating the examination of the issues under discussion from different points of view and the consequent adoption of resolutions that are fully informed, carefully considered and in line with the interests of the Company.
With the exception of the Chief Executive Officer, the other six members of the Board of Directors (Piero Gnudi, Mauro Miccio, Franco Morganti, Fernando Napolitano, Francesco Taranto and Gianfranco Tosi) are all to be considered non-executive.
It should be noted in this regard, in effect, that the Chairman does not hold an executive position, because, important as they are, the aforesaid corporate functions — connected both with the role of ensuring proper corporate governance in the Board of Directors entrusted to him by the provisions of the bylaws and with the duties regarding the formulation of corporate strategies and supervision of auditing recently assigned him by the Board itself — do not take the form of specific managerial powers.

Independent Directors

On the basis of the information provided by the individuals concerned and implementing the new provisions of the Self-discipline Code of listed companies, in December 2002 the Board of Directors attested that all the non-executive Directors possessed the requisite of independence.
Specifically, Directors qualify as independent who:
(i)	do not (directly, indirectly or on behalf of third parties) have, nor have recently had, financial relations with the Company, its subsidiaries, its executive Directors or the controlling shareholder of such importance as to influence their independence of judgment;
(ii)	do not hold, either directly or indirectly or on behalf of third parties, an amount of shares in the Company that would allow them to exercise control or considerable influence over it, even through shareholders’ agreements;
(iii)	are not part of the immediate family of executive Directors or of individuals who are in the situations described in points (i) and (ii) above.

Even though independent judgement characterizes the activity of all the Directors, whether executive or not, the presence of Directors who qualify as “independent” according to the above definition – whose role on both the Board of Directors and its Committees is significant – is deemed a suitable means of ensuring an adequate balance of the interests of all the shareholders.

Committees

Compensation Committee
As early as January 2000 a special Compensation Committee was formed within the Board of Directors, with the task of making proposals to the Board concerning (i) the compensation of the Chief Executive Officer and the other Directors holding specific offices, as well as (ii) the determination of the compensation criteria for top Company and Group executives, as directed by the Chief Executive Officer.
The Committee is currently made up of Francesco Taranto (acting as coordinator), Mauro Miccio and Fernando Napolitano, all of whom are non-executive, independent Directors.
In 2002 the Committee held 11 meetings, lasting an average of 2 hours, and called on external advisors at the Company’s expense.
As part of its duties, the Compensation Committee plays a central role in the implementation of special stock-option plans addressed to top management and conceived as instruments for providing incentives to Group executives and strengthening their loyalty, as well as attracting and motivating human resources with adequate ability and experience and further developing their sense of belonging to the Group and ensuring their constant, enduring effort to create value. Among the beneficiaries of the 2002 stock-option plan were those (Francesco Tatò and Paolo Scaroni) who held, during different periods of the year, the position of Enel’s Chief Executive Officer and who participated in the plan in their capacity as General Manager.
During 2002 the Compensation Committee also updated the system for establishing the compensation of the Chairman and of the Chief Executive Officer, dividing their respective compensation into a fixed component (which includes the compensation owed to those concerned for the positions held in subsidiaries) and a variable component (linked to the attainment of annual objectives connected with the business plan, established by the Board of Directors upon proposal by the Compensation Committee) in order to ensure that the structure of such system corresponds to the interests of the shareholders.

Internal Audit Committee

As early as January 2000 a special Internal Audit Committee was also formed within the Board of Directors to advise and make proposals, with the following specific duties, as updated in December 2002 in consequence of the new provisions of the Self-discipline Code of listed companies:
•	to assist the Board of Directors in establishing the guidelines for the internal audit system and in periodically checking the adequacy and the actual functioning of the latter;
•	to evaluate the audit working plan drawn up by the executive in charge of internal auditing and receive his periodic reports;
•	to evaluate, together with the administrative heads of the Company and the external auditor, the adequacy of the accounting principles used and their uniformity for the purpose of preparing the consolidated financial statements;
•	to evaluate the proposals made by external auditors applying for appointment, as well as the audit plan prepared for the external audit and the results contained in the external auditor’s letter and report;
•	to report periodically to the Board of Directors on the work performed and the adequacy of internal audit system;
•	to perform any other task delegated by the Board of Directors, in particular concerning relations with the external auditor.

The Internal Audit Committee is currently made up of Piero Gnudi (acting as coordinator), Franco Morganti and Gianfranco Tosi, all of whom are non-executive, independent Directors.

In 2002 the Committee held 10 meetings, lasting an average of 2 hours. The Chairman of the Board of Statutory Auditors participated in the Committee meetings in consideration of the specific duties regarding the supervision of the internal audit system entrusted to the Board of Statutory Auditors by the current legislation on listed companies.
During 2002 the Internal Audit Committee concentrated on evaluating the working plans prepared by both the executive in charge of internal auditing and the external auditor, as well as the results of the auditing carried out during the year and the letter containing the external auditor’s suggestions regarding the financial year concerned. The Committee also carried out preliminary activities regarding the procedure for the assignment of the external audit and supervised the preparation of important corporate documents (the code of ethics, the compliance program referred to in legislative decree n. 231 of June 8, 2001, the internal dealing code).

Internal audit system

With regard to internal auditing, several years ago the Group adopted a special system aimed at (i) checking the adequacy of Group procedures with regard to effectiveness, efficiency and costs, (ii) ensuring the reliability and correctness of accounting records, as well as the safeguard of Company and Group assets, and (iii) ensuring that operations comply with internal and external regulations, as well as with corporate directives and guidelines for sound and efficient management.
The internal audit system of the Group is divided into two distinct areas of activity:
•	“line auditing”, made up by the whole of auditing activities that individual operating units or Group companies carry out on their own processes. Such auditing activities are primarily the responsibility of operating executives and are considered an integral part of every corporate process;
•	“internal auditing”, entrusted to the Company’s related unit, is aimed essentially at the identification and containment of corporate risk of any nature. Such objective is pursued through the monitoring of line auditing, both in terms of the adequacy of the audits themselves and of the results actually achieved by their application. This audit activity is therefore applied to all corporate processes of the Company and of Group companies. The personnel in charge of said processes is responsible for indicating both the corrective actions deemed necessary and to carrying out follow-up actions aimed at checking the results of the measures suggested.

Responsibility for the internal audit system is entrusted to the Board of Directors, which – with the assistance of the Internal Audit Committee – establishes its guidelines and periodically reviews its adequacy and actual functioning, assuring itself that the Company’s main risks are spotted and managed appropriately.

It is the duty of the Chief Executive Officer to implement the guidelines established by the Board of Directors by planning, managing and monitoring the internal audit system. He appoints the executive in charge of the latter in agreement with the Chairman and ensures that the appropriate means are available for carrying out the activities concerned.
The executive in charge of internal auditing (i.e., the head of the Company’s internal auditing unit) does not report to any of the operating division heads, coordinates the units responsible for internal auditing in Group companies, and reports regularly on his actions to the Chief Executive Officer and the Chairman, as well as every six months (except when circumstances require a more timely report) to the Internal Audit Committee and the Board of Statutory Auditors.

Transactions with related parties

Within the Company and the Group, the conditions have been established for ensuring that any transactions with related parties are carried out according to criteria of procedural and substantive fairness.

With regard to procedural fairness, in the presence of transactions with related parties it is provided that Directors who have an interest (even potential or indirect) in the transaction:

•	promptly and fully inform the Board of Directors about the existence and nature of such interest; and
•	leave the Board meeting when the matter is discussed if such action does not leave the Board without a quorum.

With regard to substantive fairness, in order to ensure the equity of the conditions agreed upon in transactions with related parties and in the event it is required by the nature, value or other characteristics of a given transaction, it is provided that the Board of Directors avail itself of the assistance of independent experts to value the assets concerned by the transaction and to provide financial, legal or technical advice.

Handling of confidential information

As early as February 2000 the Board of Directors approved special rules for the management and handling of confidential information, which also contain the procedures to be applied for the external circulation of documents and information concerning the Company and the Group, with particular reference to price-sensitive information.
Such rules are aimed at keeping confidential information secret, while ensuring at the same time that the information made available to the market regarding Company and Group data is correct, complete, adequate, timely and non-selective.
The rules assign to Enel’s Chief Executive Officer and the chief executive officers of the Group companies the responsibility of managing the confidential information concerning their respective spheres of competence, establishing that the divulging of confidential information regarding individual subsidiaries must in any case be agreed upon with the Parent Company’s Chief Executive Officer.
The rules also establish specific procedures to be followed in circulating outside the Group documents and information regarding the Company and the Group – dwelling in particular upon divulging price-sensitive information – and carefully regulate the ways in which Company and Group executives enter into contact with the press and other mass media (or financial analysts and institutional investors).

Complying with the regulatory provisions established by Borsa Italiana S.p.A., in December 2002 the Board of Directors also approved the Group’s internal dealing code.

As from January 1, 2003 the aforesaid provisions impose on companies with listed shares an obligation towards the market of transparency about important transactions of financial instruments of the companies themselves or of their subsidiaries carried out by persons who have important decision-making powers within such companies and have access to price-sensitive information (hereinafter “important persons”).
With regard to the reference regulations set forth by Borsa Italiana, the Group’s internal dealing code is characterized by the following defining elements, which are deemed appropriate for raising its content to a high qualitative level:
•	application of the obligations of transparency regarding internal dealing to about 25 important persons in the Group (in addition to the Directors, the regular Statutory Auditors and the General Manager of the Parent Company). In order to ensure sufficient flexibility to the category of important persons, furthermore, it is provided that the aforesaid obligations of transparency may be extended to other persons, the identification of whom is entrusted individually to the Chairman and the Chief Executive Officer of the Parent Company;
•	halving of the threshold value of the transactions of which the market must be informed quarterly (from 50,000 to 25,000 euros) or immediately after they have been carried out (from 250,000 to 125,000 euros);
•	application of the obligations of transparency also to the exercise of stock options or pre-emptive rights by important persons;
•	prohibition for important persons to carry out transactions (other than those regarding stock options or pre-emptive rights) during the 30 days preceding the approval of the proposed financial statements of Enel S.p.A. and the half-year report by the latter’s Board of Directors. It is also provided that the aforesaid Board may identify additional blocking periods during the year in conjunction with particular events;
•	establishment of an adequate penalty system for important persons who violate the provisions of the internal dealing code.

Relations with institutional investors and shareholders in general

Ever since the listing of its shares on the stock market, the Company has deemed it appropriate for its own specific interest – as well as its duty with respect to the market – to establish an ongoing dialogue, based on mutual understanding of their respective roles, with its shareholders in general as well as with institutional investors. Such dialogue, in any case, was to take place in accordance with the procedure for circulating externally documents and information regarding the Company and the Group.
In this regard, in consideration of the size of the Group, among other things, it was deemed that such dialogue could be facilitated by the creation of dedicated corporate units.
The Company therefore created (i) an investor-relations unit, which is currently a part of its Administration, Finance and Control Department, and (ii) a unit within its Corporate Affairs Department in charge of communicating with shareholders in general. It was also decided to further facilitate communication with investors through the creation of a special section of the Company’s website (www.enel.it), providing both financial information (financial statements, half-year and quarterly reports, presentations to the financial community, information on trading of the securities issued by the Company), and up-to-date data and documents of interest to shareholders in general (the members of Enel’s Boards, the Company’s bylaws and shareholders’-meeting regulations, information on corporate governance, the code of ethics, and the compliance program pursuant to legislative decree n. 231/2001, as well as a general chart of the organization of the Group).

Shareholders’ Meetings

The suggestion contained in the Self-discipline Code to consider shareholders’ meetings privileged occasions for establishing a profitable dialogue between a company’s shareholders and its board of directors (even considering the availability of a number of different communication channels between listed companies and shareholders, institutional investors and the market) was carefully evaluated and fully accepted by the Company, which – in addition to ensuring the regular attendance of its Directors at Shareholders’ Meetings – deemed it advisable to adopt specific measures to adequately enhance the latter.
In effect, in line with the recommendations of the special legislation regarding listed companies, a specific provision was inserted in Enel’s bylaws aimed at facilitating the collection of vote proxies from shareholders who are Group employees, thus favoring their involvement in the decision-making processes of Shareholders’ Meetings.
Furthermore, in September 1999, and thus with the listing of its shares imminent, the Company adopted special regulations to ensure the orderly and efficient conduct of Shareholders’ Meetings through the detailed regulation of their different phases, while respecting the fundamental right of each shareholder to request clarification of the different matters under discussion, to express his or her opinion, and to make proposals.

Even though they do not constitute provisions of the bylaws, these regulations must be approved by an Ordinary Shareholders’ Meeting, as specifically stated in the bylaws. During 2001 their content was updated in order to ensure that they correspond to the most advanced models for listed companies expressly drawn up by several professional associations (Assonime and ABI).

Code of Ethics

Awareness of the social and environmental effects that accompany the activities carried out by the Group and consideration of the importance of both a cooperative approach with stakeholders and the good name of the Group itself (in both internal and external relations) inspired the preparation of the Enel Group’s code of ethics, which was approved by the Board of Directors in March 2002.

This code expresses the commitments and ethical responsibilities involved in the conduct of business, regulating and harmonizing corporate behavior according to standards requiring maximum transparency and fairness with respect to all stakeholders. Specifically, the code of ethics consists of:

•	general principles regarding relations with stakeholders, which abstractly define the reference values guiding the Group in the carrying out of its activities. Among the aforesaid principles, specific mention should be made of the following: honesty, impartiality, confidentiality, shareholder value, the value of human resources, the transparency and completeness of information, service quality, and the protection of the environment;
•	criteria of behavior towards each class of stakeholders, which specify the guidelines and rules that Enel’s officers and employees must follow in order to ensure observance of the general principles and prevent the risk of unethical behavior;
•	implementation mechanisms, which describe the control system devised to ensure observance of the code of ethics and its continual improvement.

Compliance Program

In July 2002 the Company launched a compliance program corresponding to the requirements of legislative decree n. 231 of June 8, 2001, which introduced into the Italian legal system a regime of administrative (but in fact penal) liability with respect to companies for several kinds of crimes committed by their directors, executives or employees in the interest or to the benefit of the companies themselves.
The content of the aforesaid program is consistent with the provisions of the guidelines on the subject established by industry associations and with the best practice in the

United States and represents another step towards strictness, transparency and a sense of responsibility in internal relations and those with the external world. At the same time, it offers shareholders adequate insurance of efficient and fair management. The program in question consists of a “general part” (in which are described, among other things, the content of legislative decree n. 231/2001, the objectives of the program and how it works, the duties of the internal control body responsible for supervising the functioning and observance of the program, the information flows, and the penalty regime) and separate “special parts” concerning the different kinds of crimes provided for by legislative decree n. 231/2001. The “special part” regarding crimes against the civil service has already been completed, while the one regarding corporate crimes is currently being finalized.

Environment

The environmental upgrade of thermal plants provided for by the decree of the Ministry of the Environment dated July 12, 1990 was completed in 2002. Sulfur Dioxide (SO2) and Nitrogen oxides’ (NOx) emissions declined from 1990 levels respectively by 65% and 73%.

On November 18, 2002, Enel Green Power was nominated “Renewable Sources Company of the Year” at the Global Energy Awards in New York organized by Business Week/Platt’s, one of the most important recognitions at the world level in the sector of energy.
The award was presented in recognition of Enel’s commitment in maintaining a technological leadership in the achievement of environmental excellence.
In 2002, the program for the conversion of fuel oil generation plants continued with the coming into service of the first high-efficiency combined-cycle plants (La Casella, Porto Corsini).
The recent ratification on the part of the European Union and Italy of the Kyoto Protocol, accelerated the effort to reduce greenhouse gas emissions. Italy is committed to reduce them by 6.5% with respect to 1990 levels in the years 2008 to 2012.
In this context, a number of important regulations were issued in 2002:
•	a CIPE resolution dated December 19, 2002, sets maximum CO2 emissions for the years 2008–2012 for different industrial sectors (thermoelectric, manufacturing and construction, transport, agriculture, etc.);
•	a proposed directive of the European Parliament and the European Council allows the trading of permits relating to greenhouse gas emissions (Emissions Trading);
•	indications were issued by the Authority for Electricity and Gas for the implementation of ministerial decrees dated April 24, 2001 regarding efficiency levels of final electricity and gas uses;
•	a European Directive for the promotion of electricity generated from renewable sources was issued, while the issue by Italian Government of the related legislative decree converting it into Law is imminent.

Enel has been long committed to the reduction of CO2 emissions and is ready to accept the challenge posed by the new scenario through:

•	initiatives connected with the application of “flexible mechanisms” provided for by the Kyoto Protocol, based on cooperation with other industrialized countries (Joint Implementation) and on the transfer of environmentally friendly technologies to developing countries (Clean Development Mechanism);
•	the growth of renewable sources;
•	efficiency improvements in final uses of energy.

The objective is that of obtaining credits for CO2 emissions (the so-called blue certificates) also through reductions in emissions resulting from increases in efficiency in the final uses of electricity and gas.
Further information and details on the commitment of the Enel Group to environmental issues is included in the Sustainability Report and the Environmental Report.

Events subsequent to December 31, 2002 and outlook

Feasibility study for a new gas pipeline linking
Algeria, Sardinia and continental Italy

On January 29, 2003, Enel participated with a 15% share to the incorporation of GALSI, a company in charge of carrying out a feasibility study for the construction of a gas pipeline for the import of gas from Algeria to Italy through Sardinia. The pipeline would ensure the optimization of gas supplies, contributing to the growth of the European energy market and the development of a gas distribution network in the Sardinia Region.
GALSI’s shareholders are Sonatrach (40%), Edison Gas (20%), Wintershall (15%) and Eos Energia (10%).

Agreement with consumer associations on new digital meters

On February 5, 2003, Enel met with the associations that represent the National Consumer and Customer Council, reaching an agreement for the elimination of problems encountered by customers following the installation of new digital meters. The agreement, of which the Authority has been informed, provides, among other things, for the increase in the tolerance period during which customers on a 3 kWh supply contract can be allowed to consume up to 4 kWh.

Agreement with British Gas for the Brindisi regasification plant

On February 14, 2003, Enel signed a memorandum of understanding with BG Group plc (British Gas) pursuant to which it will be able to participate in a project for the construction of a Natural Liquid Gas (NLG) regasification terminal located in Brindisi with a 50% share. In November 2002, the British Gas Group received the approval for the construction of a terminal in the Brindisi harbor for the import of gas. The terminal will have a production capacity of 8 billion cubic meters of gas and will require an investment of euro 330 million. The agreement will result, with the development of further agreements, in the joint development of the reception, stocking and regasification of NLG, 80% of which will be available to British Gas and Enel once the terminal is in full operation, in 2007.

Enel Distribuzione receives a prize for its electricity supply service

In February 2003, the Authority for Electricity and Gas awarded Enel Distribuzione a prize of euro 32 million for improvements achieved in 2001 in the quality of its electricity supply service. The average yearly disruption of service per customer was reduced to 125 minutes, representing a much shorter period than the target set by the Authority and about 25% lower than in 2000 (year in which Enel Distribuzione had already obtained prize of euro 4 million).

Disposal of Interpower

On January 29, 2003 the entire capital stock of Interpower was transferred to the Energia Italiana-Electrabel-Acea partnership. The operation was approved by the European Commission on December 23, 2002. The price paid for Interpower amounts to euro 535 million, in addition to euro 318 million of debt with other Group companies. The capital gain recorded on the sale in the Parent Company’s accounts is equal to euro 437 million.
The disposal of Interpower marks a significant development in the liberalization of the domestic electricity market. After a term of 90 days from the sale, the threshold of annual consumption allowing access to the free market for electricity will be reduced from 9 million kWh to 100,000 kWh.

Enel.Hydro enters a partnership for the management of Hydroitalia

In February 2003 the joint venture (in equal shares) formed by Enel.Hydro and Enertad (a Tad Group company operating in the environmental services sector), won the international competition held by Trenitalia (Ferrovie dello Stato Group) for the sale of a 51% share in Hydroitalia. The stake in Hydroitalia was purchased for euro 30 million. Trenitalia reserves the right, in a period between 2007 and 2009, to sell its residual 49% share for a minimum amount of euro 35 million. Hydroitalia owns the largest sewage treatment network in Italy, consisting of 46 treatment plants.

Urgent resolutions regarding general costs of the electricity system

On February 19, 2003, Law Decree no. 25, dated February 18, 2003 containing “Urgent resolutions regarding general costs of the electricity system” was published. Article 2, comma 1 of the Decree establishes the elimination from January 1, 2002 of the “hydroelectric surcharge” – as defined in article 2, comma 1, paragraph b) of the Decree issued by the Ministry of Industry dated January 26, 2000 and subsequent amendments. On the basis of current regulations, in 2002, Enel Produzione and Enel

Green Power recorded a cost resulting from the application of the hydroelectric surcharge amounting to Euro 424 million, that at December 31, 2002 were paid-up almost in full.
The resulting benefit has not been recorded in the financial statements at December 31, 2002 due to the following:
•	the Law Decree was issued after December 31, 2002;
•	its conversion into law is still pending;
•	norms for the timing and terms of the reimbursement have not yet been issued.
The same law decree included also provisions regarding stranded costs, reiterating their abolition from January 1, 2004 with regards to generation plants, though without defining the method for calculating the resulting benefit.

Investigation of the Milan Attorney General on three contracts carried out by
Enelpower in Middle Eastern Asia

In February 2003, the Milan Court started an investigation (legal proceedings no. 2460/03) regarding a former Managing Director of Enelpower and seven other individuals, whose identity has not been made known, for alleged criminal offences contemplated by article 2 of Legislative Decree no. 74/2000, article 2621 of the Italian Civil Code, article 322 bis of the Italian Penal Code, and article 8 of Legislative Decree no. 74/2000. The investigation regards three orders won by Enelpower in Middle Eastern Asia, including the underlying commercial contracts.
In the context of such investigation, the Milan Attorney General’s office ordered searches and the seizing of documents.
On March 5, 2003, Enelpower’s Legal Representative was notified a warrant regarding possible administrative responsibilities in the case pursuant to article 25 of Legislative Decree no. 231/2001 with respect to the investigation underway.
Based on the documents and information held by the Group, contracts seized by the Milan Attorney General’s office are fully valid and applicable, as there does not exist at the present time any evidence of the alleged offences being investigated.

Agreement for the control of a lignite power plant in Bulgaria

As part of the program for the expansion of international operations, at its meeting held on March 5, 2003, Enel Produzione signed an agreement with Entergy Power Development Corporation for the purchase of a 60% share in the capital of Dutch company Entergy Power Holding Maritza BV, in addition to the possible acquisition in the future of the residual 40% share in case of the exercise of specific contractual clauses. Entergy Power Holding Maritza BV controls 73% of Maritza East III Power

Company AD (a Bulgarian company), that will carry out the renovation, environmental upgrade and subsequent management of a lignite-fired generation plant located in Stara Zagora, Bulgaria, with a nominal generation capacity of 840 MW. The total financial outlay for the operation is estimated at about euro 600 million, financed through a project financing plan.

Agreement for the acquisition of the share in WIND held by France Telecom

On March 20, 2003, Enel reached an agreement for the acquisition of the 26.6% share of WIND’s capital stock held by Orange (France Telecom Group), thus reaching control of all the company’s shares. The shares were acquired for euro 1.33 billion in cash, which includes the cancellation of the call option held by France Telecom giving the latter the right to increase its share in WIND to 44%. The agreement provides for a partial reimbursement mechanism in favor of France Telecom in case Enel should sell WIND shares before December 2004, receiving a price per share higher than that received by France Telecom pursuant to the present agreement. The transaction provides also for the transfer to Enel of the euro 173 million subordinated loan extended by France Telecom to WIND.
The operation represents a further step in Enel’s strategy of considering WIND solely as a financial investment. The full ownership of the telecommunications operator gives Enel control of the business and a higher flexibility in seeking to maximize its value.

Information regarding possible State subsidies to WIND

On March 7, 2003, the European Commissions requested preliminary information to the Italian Government regarding possible State subsidies provided by Enel in favor of WIND. The company is offering wide cooperation to the inquiry and believes that it is able to demonstrate to have kept a fair behavior in its relationships with WIND, consistent with the behavior of any private investor.

Outlook

The disposal of Interpower marks the completion of the sale of generation capacity imposed by the Bersani Decree. The sale and acquisition of the residual parts of distribution networks pursuant to the same decree will be completed in 2003.
The liberalization of the market provides for the start of operation of the Electricity Exchange in the course of the year. Strong uncertainties remain on the actual start of operation, the functioning of the Exchange and the role of the Single Buyer.

Provisions contained in Legislative Decree no. 25, February 18, 2003, regarding “Urgent resolutions regarding general costs of the electricity system” provide for the elimination of the “hydroelectric surcharge” and the recognition through December 31, 2003 of stranded costs on generation plants. The conversion into law of the Decree could therefore have a positive effect on the operating income for 2003.
Excluding the effect of the said Decree, tariffs in 2003 are expected to remain in line with 2002.
Following the sale of the last Genco, in 2003 the threshold of annual consumption allowing access to the free market for electricity will be reduced from 9 million kWh to 100,000 kWh. This will be possible from May 2003 and will allow the growth in the number of eligible customers that will be able to access the free market for electricity. Operating income for 2003 is expected to grow from the previous year thanks to cost efficiency improvements in the core business and the development of businesses acquired abroad, in addition to the improvement in results expected to be achieved by WIND.

Other information

Relationships with related parties

In 2002, relationships between the Enel Group and related parties consisted exclusively of operations with affiliated companies, mainly joint ventures in the real estate sector (Immobiliare Foro Bonaparte) and in the vehicle leasing sector (Leasys) to which related businesses were transferred in past years. In relation to such companies (in which Enel holds a 49% share), the Group recorded costs relating almost exclusively to leases and rentals. Amounts due by the Group at the end of the year consist of trade payables. The amount payable to Euromedia Lux. One SA relates to the share in the capital stock not paid-in.
Revenues of the Group from affiliated companies relate to commercial transactions and are primarily due to the provision of services.
All transactions with related parties were carried out at standard market conditions. The table that follows summarizes the transactions described:

	Balance Sheet		Income Statement

In millions of euro	Receivables	Payables	Costs	Revenues

	at Dec. 31, 2002		2002

Immobiliare Foro Bonaparte	4	1	31	1

Leasys	6	17	104	4

Q-Channel	–	–	–	6

Euromedia Lux. One SA	–	7	–	–

Minor companies	2	–	–	–

Total	12	25	135	11

Consolidated Financial Statements

Consolidated Balance Sheet

In millions of euro				Sub-total	Total		Sub-total	Total

ASSETS			at December 31, 2002			at December 31, 2001

A)	SHARE CAPITAL NOT PAID-IN				–			–
B)	FIXED ASSETS
I.	Intangible assets
	-	Incorporation costs		28			35
	-	Research, development and advertising		81			127
	-	Industrial patents and intellectual property rights		465			458
	-	Concessions, licenses, trademarks and similar rights		2,839			2,840
	-	Goodwill		1,717			46
	-	Work in progress and advances		285			174
	-	Other		1,940			2,177
	-	Consolidation differences		5,674			8,056

					13,029			13,913
II.	Tangible assets
	-	Land and buildings		5,190			5,372
	-	Plant and machinery		29,335			26,906
	-	Industrial and commercial equipment		150			145
	-	Other assets		416			325
	-	Work in progress and advances		2,442			2,256

					37,533			35,004
III.	Financial assets
	-	Equity investments in:
		. unconsolidated subsidiaries		7			10
		. affiliated companies		293			287
		. other companies		85			335

				385			632

			Due within			Due within
	-	Receivables from:	12 months			12 months

		. affiliated companies		–			7
		. others	52	212		45	751

				212			758

	-	Other securities		3			9

					600			1,399

Total fixed assets					51,162			50,316

			Due beyond			Due beyond
C)	CURRENT ASSETS		12 months			12 months

I.	Inventories
	-	Materials and fuels		1,028			817
	-	Residential buildings held for disposal		340			304
	-	Contract work in progress		1,731			707
	-	Finished goods and merchandise		98			38
	-	Advances		69			66

					3,266			1,932
II.	Receivables
	-	Trade	187	7,111		52	6,851
	-	Unconsolidated subsidiaries		1			–
	-	Affiliated companies		12		1	33
	-	Others	1,258	3,971		964	2,534
	-	Electricity Equalization Fund		396			417

					11,491			9,835
III.	Short-term investments
	-	Investments in affiliated companies		31			32
	-	Marketable securities		552			572
	-	Financial receivables		676			644

					1,259			1,248
IV.	Cash and cash equivalents
	-	Bank and Post Office deposits		360			545
	-	Cash on hand		4			2

					364			547

Total current assets					16,380			13,562

D)	ACCRUED INCOME AND PREPAID EXPENSES
	-	Accrued income			7			5
	-	Prepaid expenses:
		. issue discounts		–			5
		. other		388			217

					388			222

Total accrued income and prepaid expenses					395			227

TOTAL ASSETS					67,937			64,105

In millions of euro				Sub-total	Total		Sub-total	Total

LIABILITIES AND SHAREHOLDERS’ EQUITY			at December 31, 2002			at December 31, 2001

A)	SHAREHOLDERS’ EQUITY
I.	Capital stock				6,063			6,063
IV.	Legal reserve				1,453			1,453
VII.	Other reserves:
	-	Restatement reserve (Law 292/1993)		2,215			2,215
	-	Other reserves		20			20
	-	Consolidation reserve		9			9

					2,244			2,244
VIII.	Retained earnings				9,004			6,980
IX.	Net income				2,008			4,226

	Shareholders’ Equity				20,772			20,966
	Minority interests				70			143

Total Shareholders’ Equity					20,842			21,109

B)	PROVISIONS FOR RISKS AND CHARGES
	-	Retirement benefits		472			430
	-	Taxes		3,104			2,581
	-	Other		1,291			1,084

Total provisions for risks and charges					4,867			4,095

C)	EMPLOYEE TERMINATION INDEMNITIES				1,415			1,418

			Due beyond			Due beyond
D)	ACCOUNTS PAYABLE		12 months			12 months

	-	Bonds	8,000	8,076		7,880	7,962
	-	Banks:
		. medium- and long -term debt	9,371	10,401		8,210	8,695
		. short-term debt		5,807			5,906
	-	Payables to other financing entities:
		. commercial paper		1,444			604
		. other loans	334	348		538	568
	-	Advances	36	2,024		29	801
	-	Trade	43	6,707		137	6,174
	-	Unconsolidated subsidiaries and affiliated companies		29			12
	-	Taxes	121	1,010		499	1,595
	-	Social Security	3	170		5	819
	-	Other payables	604	3,316		662	3,206
	-	Electricity Equalization Fund		385			359

Total accounts payable					39,717			36,701

E)	ACCRUED LIABILITIES AND DEFERRED INCOME
	-	Accrued liabilities			255			220
	-	Deferred income:
		. premium on bond issues		–			7
		. other		841			555

					841			562

Total accrued liabilities and deferred income					1,096			782

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY					67,937			64,105

COMMITMENTS
	-	Guarantees given		14			20
	-	Other commitments		48.510			48,194

Total commitments					48,524			48,214

Consolidated Income Statement

In millions of euro		Sub-total	Total	Sub-total	Total

		2002		2001

A)	REVENUES
	- Revenues from sales and services:
	. sale and transport of electricity	20,158		21,382
	. Electricity Equalization Fund contributions	187		783
	. connection fees	645		591
	. other sales and services	7,425		4,969

			28,415		27,725
	- Change in contract work in progress		921		515
	- Capitalized expenses		1,173		934
	- Other revenues:
	. contributions received	54		75
	. other	656		547

			710		622

Total revenues			31,219		29,796

B)	OPERATING COSTS
	- Materials and fuels		13,518		10,989
	- Services		5,110		5,112
	- Leases and rentals		721		615
	- Personnel:
	. wages and salaries	2,554		2,645
	. social security	700		726
	. employee termination indemnity	208		218
	. retirement benefits	22		26
	. other costs	105		107

			3,589		3,722
	- Depreciation, amortization and write-downs
	. intangible asset amortization	1,142		815
	. tangible asset depreciation	3,333		3,630
	. other write-down of fixed assets	24		80
	. write-down of receivables included under current assets	146		169

			4,645		4,694
	- Change in inventories		(299)		258
	- Accruals to provisions for risks and charges		234		230
	- Other accruals		100		120
	- Other operating costs		721		578

Total operating costs			28,339		26,318

Operating income (A-B)			2,880		3,478

C)	FINANCIAL INCOME AND EXPENSE
	- Income from investments:
	. from affiliated companies	15		–

			15		–
	- Other financial income
	. from investments in other companies	1		2
	. from long-term receivables:
	. other	7		16
	. from marketable securities	17		26
	. other financial income:
	. other	261		163

			286		207
	- Interest and other financial expense:
	. to affiliated companies	4		–
	. other	1,460		1,317

			1,464		1,317

Total financial income (expense)			(1,163)		(1,110)

In millions of euro		Sub-total	Total	Sub-total	Total

		2002		2001

D)	ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS
	- Write-downs
	. of investments	74		85

			74		85

Total adjustments to the value of financial assets			(74)		(85)

E)	EXTRAORDINARY ITEMS
	- Income:
	. capital gains on disposal of assets	2,796		2,822
	. other	208		622

			3,004		3,444
	- Expense:
	. losses on disposal of assets	16		44
	. previous years’ taxes	2		2
	. other	2,250		1,080

			2,268		1,126

Total extraordinary items			736		2.318

Income before taxes and minority interests (A-B+C+D+E)			2,379		4,601

	- Income taxes		608		649

INCOME BEFORE MINORITY INTERESTS			1,771		3,952

	- Minority interests		237		274

GROUP NET INCOME			2,008		4,226

Notes to the Financial Statements

Basis of presentation

The Consolidated Financial Statements are prepared in compliance with Italian Legislative Decree no. 127/91 and comprise of the Balance Sheet, the Income Statement and the accompanying notes, all prepared in accordance with the format and rules provided by the said Decree.
With regards to information relating to the activity of the Group, to events subsequent to the balance sheet date, relationships with related parties and research and development, we refer to the comment provided in the Report on operations included. All amounts are stated in millions of euro.
The Consolidated Financial Statements include the Parent Company Enel SpA and those subsidiaries in which Enel SpA, directly or indirectly, holds the majority of the shareholders’ votes or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings, pursuant to article 2359 of the Italian Civil Code.
As shown in the attached list, a number of subsidiaries with a small business volume or that are not operational, are not consolidated.
The list of consolidated subsidiaries is enclosed and represents an integral part of the present notes. The financial year of such subsidiaries is in line with the calendar year.

In the year under review, the area of consolidation changed significantly with respect to the previous year, mainly as a result of the disposal of Eurogen (sold on May 31, 2002) and of the following acquisitions:

•	Viesgo Group (generation and distribution of electricity on the Spanish market), acquired at the beginning of January 2002;
•	Camuzzi Group (distribution and sale of natural gas, collection and treatment of urban waste) purchased in May 2002 and consolidated from July 1, 2002.

Additional changes in the Group perimeter affecting the comparability of the income statement for 2002 over that for 2001 are represented by the way-out of Elettrogen (sold on September 19, 2001) and Valgen (sold on June 1, 2001), and by the inclusion of Infostrada from the acquisition date (April 1, 2001).

The present notes show the effects of the above-mentioned changes with reference to the main items of the balance sheet.

For the purposes of a like-for-like comparison of income statements for the two years, the Report on operations includes a restated income statement for 2001 that excludes Elettrogen and Valgen for the full year and Eurogen from July 1, 2001, including

Infostrada from January 1, 2001. The impact of the said changes on financial charges and the amortization of goodwill (including the related tax effect) is reflected only for what concerns Infostrada. The discussion and analysis included in the Financial Review section of the Report on operations makes therefore reference to the mentioned restated income statement for 2001.

Consolidation principles

The Consolidated Financial Statements reflect the year-end accounts of subsidiaries, as approved by the respective Shareholders’ Meetings, with the only exception of Interpower (sold in January 2003) for which such approval will be finalized by the new shareholders. Appropriate accounts at December 31, 2002 have therefore been prepared for the purpose.
Adjustments are made in the consolidation to eliminate the effect of the tax-basis reporting and to comply with accounting principles adopted by the Parent Company. Such adjustments keep into account, whenever applicable, of the related deferred and prepaid tax effect, recorded in the appropriate item.
The following consolidation principles, adopted in line with the previous year, deserve a mention:
•	the capital consolidation takes place by offsetting the carrying amounts of the investments against the proportionate amounts of the revalued equity of the subsidiaries at the time when control is acquired. The assets and liabilities are recognized at their fair values. Any remaining debit differences are capitalized as goodwill (“consolidation differences” according to Italian rules denomination). Negative goodwill is recorded under Consolidation Reserve in the consolidated Shareholders’ Equity;
•	minority interests in the income and Shareholders’ Equity of consolidated companies are recorded in the Income Statement and under Shareholders’ Equity in the Balance Sheet;
•	significant unrealized gains and losses from transactions between Group companies as well as receivables and payables, and costs and revenues generated between consolidated companies are eliminated;
•	dividends distributed between Group companies are eliminated from the Consolidated Income Statement and reattributed to equity reserves;
•	Balance Sheet items of companies operating in countries not participating in the European Monetary Union are translated into euro at the exchange rate applicable at the balance sheet date (US dollar = 1.0487; British Pound = 0.6505; Brazilian Real = 3.6944; SR Rial = 3.9274). Income statement items are translated into euro at annual average exchange rates (US dollar = 0.9456; British Pound = 0.6288; Brazilian Real = 2.7883; SR Rial = 3.5420). Differences arising from the translation into euro of the accounts are netted against Retained earnings without profit/loss effect. With regards to Brazilian subsidiary TSN, representing the corporate vehicle used for the construction and subsequent management of a high-voltage power line, in view of the subsidiary’s assets and operations, it has been deemed appropriate to translate the financial statements of such subsidiary using the standards and procedures as if the transactions of the foreign operations had been those of the Parent company itself. Property, plant and equipment, which represent the majority of TSN’s assets, are translated at the historical exchange rate, equal, on the average, to Brazilian Real 2.461 per euro. Shareholders’ equity were translated in the same way at the historical exchange rate of 2.046 Brazilian Real per Euro. Monetary items were translated at the year-end exchange rate, while the annual average exchange rate was applied to the income statement items. The foreign exchange difference arising from the adoption of the above-described method is recorded in the income statement among Financial income and expense. Amounts relating to TSN translated at the end of the previous year in accordance with the ordinary methodology were not significant. In addition, in 2001, the Brazilian Real had not registered significant fluctuations, so that the adoption in 2002 of a different translation method does not affect the comparability of data.

The Group does not currently operate in hyperinflationary economies.

Accounting principles

The accounting principles used in the preparation of the Financial Statements at December 31, 2002 are consistent with those applied in the Financial Statements of the previous year. These policies comply with article 2426 of the Italian Civil Code, supplemented by the accounting principles issued by the Italian accounting profession and, where lacking and applicable, by the IAS (International Accounting Standards) issued by the IASB.

Intangible assets

They include the non-amortized balance of investments whose economic life spans over several years, stated at purchase or production cost, inclusive of any additional expense incurred. In case of permanent impairment in value, the cost is written down accordingly and restored, net of amortization, if the reasons for such write-down subsequently cease to exist.

Amortization is calculated on a straight line basis over a period deemed to be representative of the expected useful life of the assets. Goodwill is recorded in the Balance Sheet when acquired for a consideration; amortization is calculated on a straight line basis over five years or a different period if deemed to be more representative of the related business. Such method is adopted also for consolidation differences. The extraordinary contribution due upon the suppression of the Electricity Sector Employee Pension Fund (ESEPF), pursuant to Law 488 of December 23 1999 (2000 Budget Law), has also been recorded under intangible assets. The amount is amortized over a period of 20 years, as also allowed by the same Law.

Tangible assets

Tangible assets are stated at purchase or construction cost, inclusive of any additional expense incurred and adjusted by revaluations made pursuant to applicable regulations. Fixed connection fees paid by customers in the electricity sector were recorded until December 31, 2001 as adjustments to the cost of capital expenditure made on distribution networks, as they were directly correlated and referred to these. Starting with the current fiscal year, fixed connection fees are no longer correlated to the mentioned capital expenditure due to the new technological environment and to the different nature of such investments, increasingly oriented towards improvements in the quality of service and the safeguard of the environment. They are therefore recorded as revenues in the year in which they are invoiced.
In case of permanent impairment in value, tangible assets are written down accordingly. The original value of the asset, net of depreciation, is restored if the reasons for such write-down subsequently cease to exist.
Ordinary maintenance costs are charged to the income statement for the year in which they are incurred.
Tangible assets are depreciated on a straight line basis, using rates reflecting their expected economic residual useful life (economic depletion). Assets in concession are depreciated over the life of the concession, where this is shorter than the expected useful life, as defined above.

Main depreciation rates applied are shown in the table that follows.

Ordinary depreciation rate

Buildings	2.5%
Hydroelectric power plants (*)	2.5%
Thermal power plants (*)	5.0%
Geothermal power plants	8.0%
Power plants using other sources	4.7%
Power lines	2.85%
Transformer stations	5.0%
Medium- and low -voltage distribution lines	5.0-5.5%
Gas distribution networks and meters	2.0-4.0%
Telecommunications equipment and networks	5.0-18.0%
Industrial and commercial equipment	25.0%

(*)	Excluding assets in concession

The above rates are reduced by half for assets acquired during the year.

Assets held under a finance lease are stated in accordance with IAS no. 17.

Financial assets

Equity investments in affiliated companies are accounted for under the equity method. Equity investments in a number of subsidiaries, excluded from the consolidation as not significant, and investments in other companies are carried at the acquisition or underwriting cost, adjusted where necessary for permanent impairment in value. In case of a reversal, the original value of investments is restored, and the adjustment is recorded in the Income Statement as a revaluation. Advances paid towards the purchase of investments are recorded among receivables under Financial assets.

Inventories

Raw materials, auxiliary and consumption goods are valued at the weighted average purchase cost, not exceeding the current market value.
Obsolete and slow moving stocks are written down to their estimated realizable value. Real estate properties held for disposal are valued at the lower of cost and current market value.
Contract work in progress is valued at the amounts set in order contracts accrued with reasonable certainty, according to the percentage of completion method.

Receivables and financial assets

Receivables are recorded at their expected realizable value and classified among Financial assets and Current assets , according to their nature and use.

Investments in affiliated companies included among marketable securities, are recorded at the lower of cost and expected realizable value.

Marketable securities are valued at the lower of acquisition cost and market value. In the case of listed securities, the market value corresponds to the average Stock Market price for the month of December.

Accruals and deferrals

Accruals and deferrals are recorded as accrued. Issue discounts and other costs relating to financing are recorded in the income statements over the life of the loan or issue to which they relate.

Provisions for retirement benefits

The provision includes primarily the estimated present value of the amount due as supplementary pension benefits for managers of Italian Group companies retired up to April 1, 1998. The provision also includes compensation paid in lieu of notice to existing personnel entitled to the same pursuant to applicable collective labor contracts and union agreements.

Other provisions for risks and charges

Other provisions for risks and charges are accrued against known or probable losses and charges, the amount and timing of which are undetermined at the balance sheet date. Accruals are calculated on the basis of the best estimate made according to information available.

Provision for employee termination indemnity

The provision covers amounts owed to employees pursuant to the Italian Law and labor contracts in force at the balance sheet date, net of advances made and Pension Fund contributions withheld.

Accounts payable

Accounts payable are stated at face value.

Capital grants

Grants related to assets are recorded as deferred income when legal title to the grant is recognized and when its amount may be determined with reasonable certainty and is free from constraints. Grants are deferred and recorded in the Income Statement over the depreciable life of the assets to which they relate.

Other grants

Other grants are recorded in the Income Statement when legal title to the grant is recognized and when its amount may be determined with reasonable certainty and is free from constraints.

Revenues

Revenues from the sale and transport of electricity and gas in Italy relate to quantities supplied in the year and are calculated according to consumption measured by meter readings carried out at set intervals, integrated with appropriate consumption estimates as necessary. Calculations are based on tariffs established by the Italian Authority for Electricity and Gas and law provisions applicable for the year.
Revenues for the Telecommunications Division from traffic, connections and roaming are recorded in the Income Statement according to usage by customers and telephone operators, recognizing revenues on the accrual method.
Revenues from other services and the sale of goods are recorded at the time when the service is supplied or the title of ownership of the goods is transferred to the customer.

Income taxes

Current income taxes are recorded among tax payables based on estimated taxable income in accordance with tax regulations applicable, keeping into account where appropriate of applicable exemptions and tax credits.
Deferred tax assets and liabilities are recognized on temporary differences between the financial reporting and tax bases of assets and liabilities at each balance sheet date. Deferred tax assets, including tax loss carry-forward, are stated under Other receivables and are recognized when there is a reasonable certainty of their realization. In particular, those relating to loss carry-forwards are recorded limited to the amount that is reasonably expected to be retrieved in the future, within the time limits set by applicable tax regulations.
Deferred tax liabilities are accrued to the Tax provisions when and to the extent the underlying temporary differences are expected to be taxable in the future.

Translation of amounts denominated in foreign currencies

Receivables and payables denominated in currencies other than the euro are translated into euro at the exchange rate in effect at the date of the transaction.
At the end of the year, amounts denominated in currencies other than the euro are translated into euro at exchange rates at the balance sheet date and differences are recorded in the Income Statement as Financial income and expenses, keeping into account possible hedging contracts.

Financial derivatives

In order to hedge against the risk of fluctuations in interest rates, exchange rates and commodity prices, the Group enters into derivative contracts to hedge specific transactions as well as general risk.

Interest rate differentials accrued at year-end on interest rate hedging instruments are recorded in the Income Statement among financial income and expenses, in line with charges related to the underlying liabilities.

Foreign currency hedging instruments are valued at the spot rate at the Balance Sheet date. Related gains and losses are recorded in the Income Statement as exchange rate differences under Other financial income and expenses. Premiums and discounts paid or received on such instruments are deferred and recorded in the Income Statement over the life of the instrument purchased or sold.

The economic effects of currency and commodity risk hedging contracts aimed at hedging risks deriving from the current fuel cost reimbursement system, set by applicable norms, are recorded in the income statement among Other revenues. If the economic effect of the hedged transaction has not yet accrued, the corresponding economic effect relating to the hedging instruments is deferred.

Financial derivatives originally entered into as hedging contracts for which the underlying asset or liability is extinguished prior to expiration or is not specifically identifiable, are valued at the lower of cost or market value as of the Balance Sheet date. The corresponding effect of the valuation is recorded among Financial charges.

Environmental costs

Environmental costs relate to the avoidance, reduction and monitoring of the environmental impact of production activities. Costs relating to the extension of the useful life, increase in capacity and improvement in the safety of tangible assets are capitalized.
Provisions for risks and charges are accrued when it is probable or certain that the cost will be incurred and its amount can be reasonably estimated.

Commitments

Guarantees are recorded at an amount equal to the amount of debt for which the guarantee is granted.

Commitments with suppliers are determined according to contracts in force at the end of the year that do not fall within the normal “operating cycle”, limited to the part that has not yet been executed.

Forward currency agreements are recorded at the settlement price stated in the contract.
Commodity risks hedging contracts are recorded at the nominal value to which they make reference.

Balance Sheet — Assets

Fixed assets

Intangible assets – euro 13,029 million

Changes in intangible assets

			Change in			Coming into	Disposals
		Ordinary	consolidation	Write-		service and	and other
In millions of euro		increases	area	downs	Amortization	reclass.	changes

	At Dec.					.		At Dec.
	31, 2001							31, 2002

Incorporation costs	35	12	6	(1)	(21)		(3)	28

Research, development and advertising	127	17	1	(8)	(56)			81

Industrial patents and intellectual property rights	458	197		(22)	(178)	12	(2)	465

Concessions, licenses, trademarks and similar rights	2,840	31	8	(1)	(25)		(14)	2,839

Goodwill and consolidation differences:
- Goodwill	46		1,494	(3)	(86)	269	(3)	1,717
- Consolidation differences	8,056	14	21	(1,511)	(543)	(260)	(103)	5,674
Total goodwill and consolidation differences	8,102	14	1,515	(1,514)	(629)	9	(106)	7,391

Work in progress and advances	174	219	7			(115)		285

Other:
- extraordinary contribution for the suppression of the Electricity Sector Employee Pension Fund	1,751		(51)	(41)	(92)		(21)	1,546
- software development	82	50		(1)	(70)	56	(2)	115

- charges for the liberalization of telecommunications frequencies	41	6			(3)	7		51
- other	303	62	6		(68)	31	(106)	228
Total other	2,177	118	(45)	(42)	(233)	94	(129)	1,940

TOTAL	13,913	608	1,492	(1,588)	(1,142)	–	(254)	13,029

Ordinary increases reflect the following:

•	capital expenditure made by WIND amounting to euro 349 million, relating primarily to the acquisition of new software, the development of software in use, in addition to charges relating to broadcasting licenses and frequencies;
•	investments amounting to euro 165 million made primarily in the Sales, Infrastructure and Networks divisions and by Enel.it. Main work carried out in the year relates to the implementation of the SAP system and of an EDP cartography system for low- and medium-voltage distribution networks, in addition to the digital meter and contact center projects.

Items that make up intangible assets are analyzed below.

Incorporation costs relate primarily to startup costs incurred in the past by WIND in addition to incorporation costs, amendments to the by-laws and capital stock increases. Incorporation costs are amortized over 5 years.

Research, development and advertising relate to the costs of advertising campaigns carried out by WIND to support new services and trademarks, in addition to costs for the promotion of its new image following the merger with Infostrada. They are amortized over 5 years.

Industrial patents and intellectual property rights consist primarily of costs incurred by WIND for the acquisition of proprietary and licensed software. Main applications are represented by the management of the network, billing and customer services, the development of Internet portals and the management of corporate systems. Amortization is calculated on a straight line basis over the expected residual useful life of the assets (normally between 3 and 5 years).

Concessions, licenses, trademarks and similar rights include costs incurred by WIND to participate in the competition for the awarding of a license for the installation and operation of third generation mobile telecommunications systems (UMTS — IMT 2000) and, subsequently, for the issue of the same, amounting to euro 2,447 million. The license was issued on January 10, 2001 for a term of 20 years, effective January 1, 2002. Amortization over the residual life of the license will start from the time at which the service is effective. No amortization was thus recorded for the year under review.

The item includes also approximately euro 330 million relating to the charges incurred by Infostrada (now part of WIND) in return for the right of access to the network owned by Italian State Railways acquired on April 7, 1998, and the right to use the existing optical fiber cables installed along such network. The right of access to the network is amortized on the basis of the residual duration of the same (30 years). The right to use the existing optical fiber network is amortized over 20 years.

Goodwill and consolidation differences are analyzed jointly following the extraordinary operations occurred in 2002 that affected both items.

Goodwill and consolidation differences

		Accumulated
		amortization and	Balance at Dec.	Amortization for	Amortization
In millions of euro	Historical cost	write-downs	31, 2002	the year 2002	period

Telecommunications	8,360	2,511	5,849	553	15 years

Gas Area	695	35	660	27	15 years

Viesgo	757	38	719	38	20 years

CHI Energy and EGI	163	14	149	8	20 years

Other	15	1	14	3	10 years

Total	9,990	2,599	7,391	629

Net increases in the year due to changes in the consolidation area result from the following operations:

•	acquisition of the Viesgo Group involving the payment of euro 757 million in goodwill. The amount is recorded in the statutory accounts of local operating subsidiaries following the merger of the same into the companies used as vehicles for the acquisition. Goodwill is amortized over 20 years, deemed in line with the activity, business plans and international practice in the sector.
•	acquisitions in the gas sector, determining a euro 643 million net increase in the two items considered. The difference between the price paid for the acquisition in 2002 of the Camuzzi and Marcotti Groups and the respective book value of the equities at the acquisition date amounted to euro 972 million. As a result of corporate restructuring operations carried out and the recognition of assets and liabilities acquired at their fair values, the share of such difference attributed to the goodwill of the “sales” business unit amounts to euro 566 million, while that attributed to tangible assets (distribution network), net of the related tax effect, is equal to euro 375 million. The residual consolidation difference amounts therefore to euro 31 million. Goodwill of sales activities is amortized over 15 years, deemed appropriate in view of current and expected performances of the business, despite growing competitive pressures and in view of the fact that sales activities are not directly connected to the expiration terms of licenses for the distribution of gas;
•	sale of the Powerco Group, involving the netting of the related residual consolidation difference and other minor changes, amounting to euro 15 million;
•	acquisition by WIND of a business unit from BLU, involving the payment of euro 130 million in goodwill.

Reclassifications made among the two items considered consist almost entirely of the allocation to goodwill of part of the consolidation difference recorded on the acquisition of Infostrada as a result of the merger of the same into WIND.

Other changes include a euro 103 million reduction in item Consolidation differences resulting from the merger into GE.AD of gas distribution companies acquired in the last quarter of 2001. The amount was recorded as an increase in tangible assets upon the allocation of merger differences.

The consolidation difference and goodwill relating to WIND (excluding goodwill of “BLU” described above) was paid primarily for the acquisition of Infostrada (now merged with WIND) on March 31, 2001 and, to a lesser extent, for the acquisition of a 5.63% share in WIND from Deutsche Telekom in July 2000. In view of the outlook of the telecommunications sector and the downwards revision of growth expectations, inevitably affecting WIND, it has been deemed necessary to review the carrying value of such consolidation difference at December 31, 2002. A valuation of the Group’s telecommunications business was thus carried out on the basis of a prudent estimate of future cash flows. From such valuation there emerged a loss in value of euro 1,511 million. Such write-down was recorded among extraordinary charges in the income statement.

Consolidation differences arising from the acquisition of CHI Energy and EGI, active in the field of electricity generation from renewable sources in the Americas, are amortized over 20 years in connection with the long-term electricity sale agreements held by the same.

Work in progress and advances include costs incurred in important projects, such as the implementation of the SAP information system and the EDP cartography system for low- and medium-voltage distribution networks, in addition to the digital meter project.

The extraordinary contribution due following the suppression of the Electricity Sector Employee Pension Fund, was established through Law no. 488, dated December 23, 1999 (2000 Budget Law). Changes reflect the amortization for the period, the sale of Eurogen, the euro 41 million adjustment made in view of the reduction in personnel of the Group, and the euro 21 million adjustment carried out by INPS in calculating the last installment, paid in November 2002.

Software development costs relate to application programs developed for internal use, having a useful life spanning over several years. They are prudently amortized over 3 years.

Charges for the liberalization of telecommunications frequencies relate to the contribution provided for by Ministerial Decree no. 113 dated March 25, 1998, to reimburse expenses incurred by the Ministry of Defense following changes introduced in 1998 to the national frequency allocation plan. Such contribution is amortized over the residual life of the license for the exercise of mobile telecommunications services (DCS 1800).

Other costs include primarily leasehold improvements carried out by WIND and Infostrada on technical sites and other intangible assets recorded by CHI Energy and EGI, and amortized over their residual useful life.

Other changes include euro 112 million due to the reclassification to prepaid expenses of loan accessory costs relating to WIND, made for consistency with accounting principles adopted by the Group.

Tangible assets – Euro 37,533 million

Changes in tangible assets

								Current
			Coming			Changes in	Sale of local	divestments
			into		Write-	consolidation	distribution	and other
In millions of euro		Investments	service	Depreciation	downs	area	networks	changes

	at Dec. 31,								at Dec. 31,
	2001								2002

Land and buildings	5,372	212	138	(261)	(10)	(181)	(4)	(76)	5,190

Plant and machinery	26,906	3,461	652	(2,884)	(137)	1,460	(104)	(19)	29,335

Industrial and commercial equipment	145	34	5	(41)	–	2	–	5	150

Other assets	325	146	19	(147)	(14)	7	–	80	416

Total fixed assets	32,748	3,853	814	(3,333)	(161)	1,288	(108)	(10)	35,091

Work in progress and advances	2,256	1,256	(814)	–	(12)	(79)	–	(165)	2,442

TOTAL	35,004	5,109	–	(3,333)	(173)	1,209	(108)	(175)	37,533

Revaluations to the gross value of assets at December 31, 2002 made pursuant to the Law and amendments introduced with Law no. 292/1993 are shown below:

In millions of euro

Land and buildings	2,232

Plant and machinery	8,904

Equipment, other goods and plant under construction	14

TOTAL	11,150

The table below shows gross tangible fixed assets at December 31, 2002, accumulated depreciation and the resulting net book value. The table also reports the percentage of accumulated depreciation on gross asset values at the end of 2002, compared with the same at December 31, 2001:

	Gross book	Accumulated	Net book	Accumulated depreciation on total
	value	depreciation	value	gross asset value (%)

In millions of euro				at Dec. 31, 2002	at Dec. 31, 2001

Land and buildings	8,278	3,088	5,190	37.3%	36.8%

Plant and machinery	71,938	42,603	29,335	59.2%	60.5%

Industrial and commercial equipment	556	406	150	73.0%	73.0%

Other assets	1,060	644	416	60.8%	59.0%

TOTAL FIXED ASSETS	81,832	46,741	35,091	57.1%	58.0%

Tangible assets by category of use

	Fixed assets,	Accumulated
In millions of euro	gross	depreciation	Fixed assets, net

Generating plants (1)

- thermal	17,587	9,848	7,739

- hydroelectric	8,201	3,392	4,809

- geothermal	1,793	991	802

- alternative sources	121	23	98

Total generating plants	27,702	14,254	13,448

Power lines and transformer stations	6,590	3,264	3,326

Electricity distribution networks	34,727	24,694	10,033

Telecommunications networks	4,484	1,236	3,248

Gas distribution networks	2,564	877	1,687

Buildings (2)	3,380	935	2,445

Equipment and other assets	2,385	1,481	904

Total fixed assets	81,832	46,741	35,091

Work in progress and advances	2,442		2,442

TOTAL	84,274	46,741	37,533

(1)	Includes the value of industrial property

(2)	Prevalently office space, warehouses, etc.

Fixed assets include assets in concession for a net book value of euro 2,968 million, consisting mainly of hydroelectric plants (euro 2,728 million, of which euro 351 million relating to generation plants of the Viesgo Group).
Legislative Decree no. 79/99 (implementing EU directive 96/92 on domestic electricity markets) set the expiration date for concessions for the exploitation of large water bodies held in Italy by Enel at year 2029. Law no. 340 dated November 24, 2000 extended to 2020 concessions regarding State property used for thermal generation activities. Barring the renewal of the concessions, at such date, all water collection and regulation works, in addition to high pressure and drainage pipes, shall be returned free of charge to the State in good working order.
The Autonomous Provinces of Trento and Bolzano, pursuant to the above Decree, set the expiration of water concessions at 2010. The expiration of concessions for hydroelectric plants of the Viesgo Group varies between 2032 and 2065.
Gas distribution networks of Camuzzi Gazometri are subject to restraint on disposal for a nominal amount of euro 164 million, pledged as guarantees on loans whose residual value at December 31, 2002 is equal to euro 11 million. Following the redemption of debt in 2003, restraints will expire.

Capital expenditure

In millions of euro

	2002	2001

Generating plants (domestic and international operations):

- thermal	696	549

- hydroelectric	80	136

- geothermal	102	80

- alternative sources	82	63

Total generating plants	960	828

Power lines and transformer stations	417	258

Domestic electricity distributions networks	1,680	1,339

Foreign electricity distributions networks	45	-

Gas distribution networks	47	27

Telecommunications networks	1,550	1,185

Land, buildings, other assets and equipment	410	446

TOTAL CAPITAL EXPENDITURE	5,109	4,083

The strong growth in capital expenditure is mainly due to the following factors:

•	work for the conversion of a number of thermal generation plants to combined-cycle turbogas technology, in line with the plan adopted;
•	a euro 150 million increase in investment due to the construction of two super-high voltage power lines in Brazil;
•	higher work on electricity distribution networks, primarily due the installation of about 6 million new digital meters;
•	development of WIND’s fixed and mobile telecommunications network.

Write-downs relate almost entirely to the Latera geothermal plant (euro 94 million) and generation plants to be converted to combined-cycle technology (euro 58 million). Both amounts are recorded, in line with the nature of write-downs, among extraordinary items.

With regards to the Latera plant, the discontinuity in operations due to environmental, authorization and technical reasons, coupled with the large investments needed for its revamping and the uncertainty on future satisfactory economic performance, determined the prudential write-down of the net book value of the plant to the expected realizable value of the materials of which it consists.

Changes in the consolidation area relate to the following operations:

•	the acquisition of Viesgo Group, resulting in an increase in fixed assets amounting to euro 1,421 million;
•	the acquisition of the Camuzzi Group and other minor gas companies, resulting in an increase of euro 1,145 million, inclusive of the adjustment to fair values;
•	the disposal of Eurogen, which resulted in the deconsolidation of fixed assets amounting to euro 1,469 million.

The disposal of the Milan and Verona electricity distribution networks generated a capital gain equal to euro 459 million, recorded as extraordinary income.

Financial assets — euro 600 million

Financial assets

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Investments:

- in unconsolidated subsidiaries	7	10	(3)

- in affiliated companies	293	287	6

- in other companies	85	335	(250)

Total investments	385	632	(247)

Receivable from unconsolidated subsidiaries and affiliated companies	-	7	(7)

Receivable from others:

- withholding taxes on employee termination indemnity (Law no. 662/1996)	109	136	(27)

- advance on the acquisition of Camuzzi	-	434	(434)

- advance on the acquisition of Viesgo	-	94	(94)

- other	103	87	16

Total receivables from others	212	751	(539)

Other securities	3	9	(6)

TOTAL	600	1,399	(799)

Equity investments in unconsolidated subsidiaries

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

- Mobilmat SpA	–	8	(8)
- Enel M@p SpA	5	–	5
- Metan Gas Sicilia Srl	1	1	0
- Alfin Srl	1	–	1
- Enel Finance Ireland Ltd.	–	1	(1)

TOTAL	7	10	(3)

The above companies were not consolidated as they were deemed not significant. Enel M@p is not yet operational.

Equity investments in affiliated companies

In millions of euro		% ownership		% ownership

	at Dec. 31, 2002		at Dec. 31, 2001		2002-2001

- Immobiliare Foro Bonaparte SpA	114	49.00%	127	49.00%	(13)
- Immobiliare Porta Volta SpA	5	49.00%	–	–	5
- Immobiliare Progetto Ostiense SpA	2	49.00%	–	–	2
- Leasys SpA	109	49.00%	109	49.00%	0
- Compagnia Porto di Civitavecchia SpA	13	25.00%	–	–	13
- Gesam SpA	13	40.00%	–	–	13
- Euromedia Luxembourg One SA	12	28.57%	16	28.57%	(4)
- E.T.A. Srl	6	40.00%	–	–	6
- AES Distrib.Salvador. Y Comp	7	20.00%	8	20.00%	(1)
- Star Lake Hydro Partnership	5	49.00%	6	49.00%	(1)
- Lotti & Associati SpA	3	40.00%	6	40.00%	(3)
- Estel SpA	–	–	3	39.78%	(3)
- Q-Channel SpA	–	–	2	24.00%	(2)
- Megamind SpA	–	–	2	30.00%	(2)
- FSB SpA	–	–	2	21.04%	(2)
- Other	4	–	6	–	(2)

TOTAL	293		287		6

Investments in affiliated companies are accounted for under the equity method, with the exception of shares held in a number of not significant consortia and companies that are recorded under the cost method.

Changes with respect to December 31, 2001 are primarily due to:

•	the acquisition for euro 13 million of a 25% interest in Compagnia Porto di Civitavecchia, operating in the Generation and Energy Management Division;
•	the acquisition of the Camuzzi Group, holding 40% of Gesam SpA (a gas distributor), with a book value of euro 13 million;
•	euro 6 million decline in the value of Immobiliare Foro Bonaparte due to the distribution of part of the Share premium reserve. Additionally, the affiliated company de-merged some of its assets in favor of Immobiliare Porta Volta and Immobiliare Progetto Ostiense;
•	write-downs totaling euro 27 million, of which euro 20 million relating to the write-off of the book value at the beginning of the year, and euro 7 million relating to increases in the year.

Equity investment in other companies

In millions of euro		% ownership		% ownership

	at Dec. 31, 2002		at Dec. 31, 2001		2002-2001

- Electra de Viesgo	–	–	234	12.50%	(234)
- Echelon Corporation	36	7.60%	60	7.74%	(24)
- Geotermica Salvadorena SA	26	12.50%	–	–	26
- Sheldon Springs Hydro Associates	9	1.00%	11	1.00%	(2)
- Cam Tecnologie SpA	5	10.00%	–	–	5
- Lower Saranac Hydro Partners LP	4	1.00%	4	1.00%	0
- Eutilia N.V	2	9.81%	2	9.81%	0
- Selecta SpA	1	4.30%	3	5.00%	(2)
- Digital Persona Inc.	–	8.40%	6	8.37%	(6)
- ETF Group	–	1.50%	3	1.50%	(3)
- Other	2		12		(10)

TOTAL	85		335		(250)

Following the acquisition of the Viesgo Group, all companies that are part of it are consolidated line-by-line. The minority share held at the end of the previous year has therefore been eliminated.
In 2002, a 12.5% share in Geotermica Salvadoreña was acquired through subsidiary Enel Green Power. The acquisition is part of an agreement pursuant to which Enel Green Power will participate in the development of geothermal electricity generation in the Republic of El Salvador.
Write-downs in the year amounted to euro 45 million, relating prevalently to Echelon (acquired in the context of the digital meter project) and venture capital investments.

“Withholding taxes on employee termination indemnities” relate to amounts paid according to current regulations. Interest accrues on the balance at the same rate applied for amounts accrued to the provision. The decrease registered is due to the reduction in the headcount.

As described above, advances paid in 2001 for the acquisition of the Camuzzi and Viesgo groups were eliminated due to the finalization of their acquisitions.

“Other items” relate mainly to loans made to employees at current rates of interest for the acquisition of their first home and to face exceptional economic hardships.

Current assets

Inventories – euro 3,266 million

Inventories

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Materials and fuels:
- fuel	682	537	145
- materials, equipment and other stocks	346	280	66
Total	1,028	817	211

Residential buildings held for disposal	340	304	36
Contract work in progress	1,731	707	1,024
Finished goods and merchandise	98	38	60
Advances	69	66	3

TOTAL	3,266	1,932	1,334

The increase in fuel stock is due primarily to natural gas destined for sale to households held in stock by third parties for dispensing in winter months according to needs, and to a lesser extent to the entry of Viesgo Group. This increase is only partly offset by the disposal of Eurogen. The value of inventories (carried at the weighed average cost) is in line with market values at year-end.

Finished products inventories consist of telephone equipment and related accessories for resale. The increase is due to the growth in WIND’s activity.

The increase in “Contract work in progress” is due primarily to the development of activities in the Engineering and Contracting sector for contract work acquired internationally. The increase is in line with advances paid by customers, recorded under liabilities.

Receivables – euro 11,491 million

Receivables

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Trade receivables:

- sale and transport of electricity	4,969	5,041	(72)

- telecommunications	948	1,177	(229)

- other activities	1,194	633	561

Total	7,111	6,851	260

Unconsolidated subsidiaries and affiliated companies	13	33	(20)

Electricity Equalization Fund	396	417	(21)

Other:

- income and other taxes receivable	1,679	600	1,079

- deferred tax assets	1,669	1,361	308

- other receivables	623	573	50

Total	3,971	2,534	1,437

TOTAL	11,491	9,835	1,656

The decrease in receivables from WIND customers is mainly connected to a securitization carried out in November 2002 for an original amount of euro 316 million. The amount of receivables sold is equal to their face value, net of a discount, and is paid partly in cash and partly through the underwriting on the part of the seller of “subordinated units” that are not traded on a regulated market and whose value is calculated monthly in accordance with collections relating to the receivables sold. The risk of default borne by the seller, connected with the credit standing of debtors, is limited to the value of the said units, which at the end of the year amounted to euro 124 million, recorded among other receivables under current assets. The above amount is net of the related provision for doubtful accounts that amounts to euro 9 million. Receivables sold are eliminated from assets, including both the part paid in cash and the part to be collected in the future, represented by the said units. In the context of the operation, the seller acts on behalf of the buyer, managing the billing and collection of receivables sold. Amounts collected are kept by the seller as an advance on the sale of new receivables accrued, to be invoiced. At December 31, 2002, these advances, recorded among other payables, amounted to euro 116 million.

The increase in trade receivables for the Other activities segment is due mainly to the increase in fuel trading operations, the wider consolidation area in the gas distribution and sales sector and higher turnover registered by the Engineering and Contracting sector outside the Group.

Trade receivables are recorded net of the related provision for doubtful accounts, which at the end of the year amounted to euro 476 million, against a beginning balance of euro 432 million. The amount accrued to the provision for 2002 amounts to euro 146 million and the difference is represented by withdrawals and by the impact of the change in the consolidation area.

Receivables from the Electricity Equalization Fund include euro 338 million relating to amounts due to the Group mainly as contributions for the generation of electricity carried out in past years by plants falling under incentive plans, and euro 58 million payable to CESI for system research activities. Receivables are countered by payables to the Electricity Equalization Fund amounting to euro 385 million (euro 359 million at December 31, 2001). Net receivables amount therefore to euro 11 million. At December 31, 2001, the net balance held with the Electricity Equalization Fund amounted to a credit of euro 58 million.

Tax receivables increase mainly due to the different tax position of the Parent Company following a decrease in revenues taxable at the current corporate tax rate and higher dividends carrying tax credits, in addition to corporate tax receivables of Enel Produzione and Enel Distribuzione.

The increase of deferred tax assets, amounting to euro 308 million, is due primarily to the following:

•	change in the operating perimeter, resulting in an increase of about euro 100 million due almost entirely to the Viesgo Group;
•	recording of temporary differences represented mainly by write-downs in the value of assets and elimination of unrealized intra-Group gains, having an impact of about euro 120 million;
•	higher tax prepayments of about euro 50 million as a result of new Italian tax rules affecting the write-downs of equity investments by which such expense is diluted for tax purposes over a period of five years;
•	net increase of about euro 40 million of deferred tax assets recorded on loss carry-forwards, due primarily to Enelpower.

Deferred tax assets recorded on loss carry-forwards amount to a total of euro 696 million, of which euro 652 million relating to WIND.

In this context, an amount equal to euro 174 million relates to losses that may be carried forward indefinitely, while the remainder expires in the years 2005 to 2007. In 2002, WIND recorded euro 265 million of deferred tax assets on the loss reported for the year while writing-off euro 269 million of deferred tax assets relating to previous years, no longer retrievable in light of the new business plan.
The remainder of deferred tax assets relates primarily to taxed provisions for risks and charges, taxed write-downs of fixed assets and the elimination of unrealized intra-Group gains.

Short-term investments – euro 1,259 million

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Investments in affiliated companies	31	32	(1)

Marketable securities:
- Enel bonds	515	532	(17)
- other fixed income securities	37	40	(3)
Total	552	572	(20)

Financial receivables	676	644	32

TOTAL	1,259	1,248	11

At the end of 2002 investments recorded under current assets consisted exclusively of company Tesa Piacenza, held by Camuzzi Gazometri and sold in the 1st quarter of 2003 for euro 40 million. At December 31, 2001 this item consisted of a 49% interest in Immobiliare Rio Nuovo, sold in the first half of 2002 for euro 44 million.

Enel bonds are represented by a “Special series reserved to Enel employees”.

Other bonds are made up prevalently by Government bonds, of which euro 20 million deposited as collateral for fuel hedging contracts.

Financial receivables are represented by receivables on factoring transactions. The change is due to the development of such activity.

Cash and cash equivalents – euro 364 million

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Bank deposits	351	519	(168)
Post Office deposits	9	26	(17)
Cash on hand	4	2	2

TOTAL	364	547	(183)

Bank deposits include cash used in ordinary operations.

Cash and cash equivalents are available on demand, with the exception of euro 35 million pledged as collateral for transactions entered into by CHI Energy and EGI, and euro 22 million relating to the Parent Company.

Accrued income and prepaid expenses

Accrued income and prepaid expenses – euro 395 million

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Accrued income:
- financial receivables	4	1	3
- operating receivables	3	4	(1)
Total	7	5	2

Prepaid expenses:
- financial expenses	181	64	117
- operating expenses	207	158	49
Total	388	222	166

TOTAL	395	227	168

The strong increase on prepaid financial expenses is due primarily to the reclassification of euro 112 million of loan accessory costs incurred by WIND, previously recorded among intangible assets, as specified in the related note.

– – – – – – – – – – – – – – – – – –

Receivables by maturity

		Falling due between	Falling due
	Maturing by	Jan. 1, 2004 and	beyond
In millions of euro	Dec. 31, 2003	Dec. 31, 2007	Dec. 31, 2007	Total

FINANCIAL RECEIVABLES	52	98	62	212

CURRENT RECEIVABLES
Trade receivables	6,924	183	4	7,111
Receivables from unconsolidated subsidiaries and affiliated companies	13	–	–	13
Receivables from others	2,713	1,016	242	3,971
Receivables from Electricity Equalization Fund	396	–	–	396
Total	10,046	1,199	246	11,491

Balance Sheet – Liabilities and Shareholders’ Equity

Shareholders’ Equity

Changes in Shareholders’ Equity

	Capital	Legal	Other	Retained	Net
In millions of euro	stock	reserve	reserves	earnings	income	Total

Balance at Dec. 31, 1999	6,263	1,253	3,146	4,570	2,345	17,577

Appropriation of 1999 earnings:
- dividends	–	–	–	–	(1,453)	(1,453)
- accrued to reserves	–	–	–	892	(892)	–

2000 net income	–	–	–	–	2,188	2,188

Balance at Dec. 31, 2000	6,263	1,253	3,146	5,462	2,188	18,312

Translation of foreign companies’ Financial Statements and other changes	–	–	–	6	–	6

Reserve distribution	–	–	(902)	(451)	–	(1,353)

Appropriation of 2000 earnings:
- dividends	–	–	–	–	(225)	(225)
- accrued to reserves	–	–	–	1,963	(1,963)	–

Restatement of the capital stock in euro and reverse stock split	(200)	200	–	–	–	–

2001 net income	–	–	–	–	4,226	4,226

Balance at Dec. 31, 2001	6,063	1,453	2,244	6,980	4,226	20,966

Translation of foreign companies’ Financial Statements and other changes	–	–	–	(19)	–	(19)

Appropriation of 2001 earnings:
- dividends	–	–	–	–	(2,183)	(2,183)
- accrued to reserves	–	–	–	2,043	(2,043)	–
2002 net income	–	–	–	–	2,008	2,008

BALANCE AT DEC. 31, 2002	6,063	1,453	2,244	9,004	2,008	20,772

Capital stock – euro 6,063 million

The capital stock is currently made up by 6,063,075,189 ordinary shares of nominal value euro one each, after its restatement in euro and the subsequent reverse stock-split in the second half of 2001.
At December 31, 2002, according to the Shareholders’ Register and information available, there are no shareholders holding an interest larger than 2% of the capital stock of the Company other than the Italian Treasury (with 67.576% of the capital stock).
The Shareholders’ Meeting held on May 24, 2002 authorized the Board of Directors of the Parent Company to acquire, in one or more installments, up to a maximum of 155 million Enel ordinary shares, for a maximum amount of euro 1 billion. The Board of Directors of the Parent Company has to this date not made use of the mandate received.

Legal reserve – euro 1,453 million

The legal reserve represents 24% of the Parent Company’s capital stock.

Other reserves – euro 2,244 million

Other reserves, amounting to euro 2,244 million, are made up as follows:

Restatement reserve (law no. 292/1993) – euro 2,215 million

It includes the residual amount of value adjustments made upon the transformation of Enel from Governmental Entity to corporation.
No tax credit or taxation is applicable to shareholders on the amounts distributed from the reserve as this does not constitute a dividend distribution pursuant to article 44, comma 1 of Presidential Decree no. 917, December 22, 1986.

Other reserves – euro 29 million

These include mainly the consolidation reserve arising from the first-time preparation of the Consolidated Financial Statements.

Retained earnings – euro 9,004 million

Changes relate to the impact of the translation of financial statements of foreign subsidiaries stated in currencies other than the euro (mainly US dollars), in addition to the portion of 2001 net income not distributed as dividends. Retained earnings accrued by the Parent Company in 2002 amount to euro 1,396 million.

Reconciliation between the Shareholders’ Equity and the net income of the Parent Company and those recorded in the Consolidated Financial Statements

		Shareholders’		Shareholders’
In millions of euro	Net income	Equity	Net income	Equity

	2002	at Dec. 31, 2002	2001	at Dec. 31, 2001

Parent Company’s Financial Statement	2,405	13,573	3,578	13,350

Carrying value of investments in consolidated subsidiaries and in affiliated companies accounted for under the equity method	–	(25,108)	–	(28,648)

Shareholders’ equity and net income of consolidated subsidiaries, and of affiliated companies accounted for under the equity method, net of minority interests	1,169	27,691	1,980	28,795

Goodwill, related amortization and write-downs	(2,047)	5,603	(432)	7,740

Intra-group dividends	(3,561)	–	(2,428)	–

Write-downs and capital gains on equity investments adjusted in the consolidated financial statements, net of the related tax effect	4,069	(828)	1,598	(138)

Elimination of unrealized gains among Group companies, net of the related tax effect	(29)	(164)	(76)	(135)

Other minor adjustments	2	5	6	2

CONSOLIDATED FINANCIAL STATEMENTS	2,008	20,772	4,226	20,966

Goodwill reported above does not include that already recorded in some sub-consolidated accounts (CHI Energy, EGI, WIND and Enel Distribuzione Gas).

The tax benefit arising from the write-down of investments in consolidated subsidiaries reported mainly in the Parent Company accounts is recorded in the consolidated financial statements limited to the extent of the actual impact (represented by the net loss incurred by the subsidiaries, goodwill amortization and its write-down) on the consolidated income statement. At December 31, 2002 the cumulative excess benefit deferred in the consolidated accounts amounted to euro 828 million.
The elimination of unrealized intra-group gains consists mainly of the elimination of margins earned on intra-group generation plant and power line construction activities.

Provisions for risks and charges

Changes in provisions for risks and charges

				Disposal of	Acquisitions
In millions of euro		Accruals	Withdrawals	Eurogen	of companies

	at Dec. 31, 2001					at Dec. 31, 2002

Retirement benefits provision	430	58	(121)	–	105	472

Tax provisions	2,581	667	(220)	(195)	271	3,104

Other provisions:
- Legal disputes and other contingencies:
. legal proceedings	369	58	(24)	(5)	2	400
. other	674	287	(227)	(7)	43	770
. Total	1,043	345	(251)	(12)	45	1,170
- Restructuring of financial instruments	11	–	–	–	–	11
- Early retirement incentives	30	110	(29)	(1)	–	110
Total	1,084	455	(280)	(13)	45	1,291

TOTAL PROVISIONS FOR RISKS AND CHARGES	4,095	1,180	(621)	(208)	421	4,867

Retirement benefits provision – euro 472 million

The provision includes the present value of expected future retirement benefits for retired managers of Italian Group companies, amounting to euro 406 million. The net cost relating to retirement benefits for the year under review is equal to euro 22 million. Benefits paid in the year amount to euro 33 million.
Provisions for pensions and other post-retirement benefits recorded in the Balance sheets of Viesgo Group companies at December 31, 2001 amounted to euro 105 million. In 2002, part of such benefits obligations were transferred to an external insurance company, with the resulting euro 57 million withdrawal from the provision. The ending balance of Viesgo’s provision for retirement benefits, affected also by ordinary withdrawals, is equal to euro 45 million.
The provision includes also indemnities due in lieu of notice due to personnel of Italian Group companies, regulated by the contract for electricity sector employees.

Tax provisions – euro 3,104 million

The provision includes euro 2,430 million of deferred taxes calculated on adjustments made to the accounts of consolidated companies to eliminate tax-related entries and to bring them into line with the accounting principles adopted by the Parent Company, in addition to consolidation adjustments. The elimination of depreciation calculated in excess of that determined by applying economic depreciation rates resulted in an adjustment of euro 1,602 million, while the adjustment made to the accounting treatment of the extraordinary contribution due on the suppression of the Electricity Industry Employee Pension Fund to comply with the principle adopted by the Parent Company amounts to euro 519 million. An additional euro 198 million amount of was recorded upon the recognition at their fair values of acquired Camuzzi Group assets and liabilities.

The share of the provision recorded directly in the account of consolidated companies amounts to euro 674 million, of which euro 475 million on accelerated depreciation recorded exclusively for tax purposes, and the remainder relating to capital gains for which taxation is deferred.
Changes in the year are due to the following:
•	accruals relate to the above-mentioned operations and are reported net of the euro 88 million benefit resulting from tax downsizing legislation and the freeing-up of accelerated depreciation reserves recorded in 2001 ;
•	withdrawals include euro 159 million of taxes payable, represented by local income tax (IRAP) due upon the distribution in 2002 of freed-up accelerated depreciation reserves from subsidiaries to the Parent Company. Regulations relating to the freeing-up of reserves limit benefits to corporate income taxes. The freeing-up of accelerated depreciation reserves accrued in 2001 determined a correspondent increase in taxes payable amounting to euro 39 million;
•	the disposal of Eurogen resulted in a withdrawal from the deferred tax provision of euro 195 million, of which euro 121 million relating to consolidation adjustments, and euro 74 million to the reserve for accelerated depreciation (not subject to freeing-up). Such amounts are recorded in the consolidated income statement of the year as a reduction of the tax expense for the operation, represented by the substitute tax (19%) recorded by the Parent Company on the capital gain reported in the statutory accounts;
•	the acquisition of the Camuzzi Group determined a euro 267 million increase in the provision, of which euro 198 million as specified above, and euro 69 million to balances contributed.

Other provisions – euro 1,291 million

Provision for legal disputes and other contingencies – euro 1,170 million
The balance relates to the following components:

Legal proceedings – euro 400 million

The provision covers potential liabilities arising from current legal proceedings and other disputes, including an estimate of possible costs and charges resulting from litigation arising in the year and an update of estimates on proceedings from previous years, based on the advice provided by internal and external legal advisors. It does not take into consideration the effect of proceedings for which a favorable outcome is expected or those for which an adverse outcome may not be quantified. For these, refer to the note on “Off Balance Sheet items”.

Other – euro 770 million

Other accruals relate to risks and charges of various nature, connected mainly to the operation and conversion of plants, to penalties and other charges on Engineering contracts, to litigation with local administrations for taxes and fees of various nature (determined also according to estimates of independent legal advisors), to the estimated cost arising from the merger of WIND and Infostrada’s activities, in addition to contributions due by holders of telecommunications licenses – for which the related resolution imposing them was appealed as deemed illegitimate – recorded on a prudent basis.
With regards to the last category, the provision at the end of 2002 amounted to euro 143 million, of which euro 69 million accrued in the year. As a result of the mentioned litigation, in 2002, in the context of the appeals submitted by Albacom and Infostrada, the Attorney General of the European Court of Justice stated that EU regulations prohibit Member States from imposing on holders of individual Telecommunications licenses additional taxes or any other tax different from those provided for in article 11 of the same Directive. The proposed charge appears therefore to represent an “additional or different tax”, for which a suppression can be expected.
Other accruals for the financial year relate mainly to penalties and risks on Engineering contracts, amounting to euro 92 million, charges relating to the operation of generation plants, amounting to euro 47 million, and an estimate of damages in excess of insurance coverage equal to euro 26 million.
Withdrawals relate mainly to the settlement of litigation on contracts and supplies, amounting to about euro 40 million, to charges for the merger between Infostrada and WIND, amounting to euro 42 million, and to charges on completed contracts, uninsured risk coverage, local tax litigation, etc., for the remaining amount.

Provision for the restructuring of financial instruments – euro 11 million

The provision includes charges deriving from the restructuring of derivative contracts (swaps and swap options) entered into in previous years to hedge against the risk of fluctuations in interest rates with reference to medium- and long-term debt repaid before expiration.
Costs accrued in the provision cover the potential cost of interest rate hedging instruments that have been reassigned to other debt not hedged for such risk.

Provision for early retirement incentives – euro 110 million

The provision for early retirement incentives consists of the extraordinary expense relating to the cost of incentives offered to employees to promote early retirement as part of the Group’s reorganization.

Employee termination indemnity

Changes in employee termination indemnity

In millions of euro

Balance at Dec. 31, 2001	1,418
Accruals	208
Payments	(189)
Disposal of Eurogen and local electricity distribution networks	(51)
Acquisition of companies and other changes	29

BALANCE AT DEC. 31, 2002	1,415

The provision includes all amounts accrued upon retirement of employees, in accordance with applicable legislation, net of advances paid to employees for medical expenses, the first-time purchase of a home and the acquisition of Enel shares, in addition to payments accrued to the Enel Management Pension Fund (FONDENEL) and the Enel Employee Pension Fund (FOPEN).

Accounts payable

Bonds – euro 8,076 million
Medium- and long-term bank debt – euro 10,401 million
The items include debt relating to bond issues and other medium- and long-term financing denominated in euro and in other currencies.
Medium and long-term debt at the end of 2002 includes bond issues guaranteed by the Italian State amounting to euro 1,358 million (euro 1,438 million at the end of 2001) and bank loans guaranteed by the Italian State amounting to euro 271 million (euro 451 million at the end of 2001).

Medium- and long-term debt

	Maturity
In millions of euro	range	Balance at	Balance at	Maturing by

		Dec. 31, 2001	Dec. 31, 2002	2003	2004	2005	2006	2007	over

Bonds:
- listed fixed-rate	2004-2031	5,075	5,075	–	3,000	750	225	–	1,100
- listed floating-rate	2004-2009	252	452	–	200	–	166	–	86
- unlisted fixed-rate	2005-2008	195	195	–	–	76	45	–	74
- unlisted floating-rate	2003-2021	2,157	2,128	18	20	21	21	22	2,026
- fixed-rate EU agencies	2003-2010	263	210	53	38	39	37	32	11
- floating-rate EU agencies	2003-2009	20	16	5	3	3	3	1	1
Total		7,962	8,076	76	3,261	889	497	55	3,298

Bank loans:
- fixed-rate	2003-2012	89	75	11	10	9	8	5	32
- floating-rate	2003-2016	5,853	7,241	891	637	288	378	578	4,469
- fixed-rate EU agencies	2003-2009	429	247	79	46	37	30	29	26
- floating-rate EU agencies	2003-2016	2,324	2,838	49	56	104	260	284	2,085
Total		8,695	10,401	1,030	749	438	676	896	6,612

TOTAL		16,657	18,477	1,106	4,010	1,327	1,173	951	9,910

Unlisted floating-rate bonds include euro 515 million relating to “1994-2019 Special series reserved to personnel” repurchased by the Parent Company and recorded among current assets under Marketable securities.

Breakdown of debt by currency and interest rate

			Average		Average
In millions of euro	Maturity range	Balance	interest rate	Balance	interest rate

		at Dec. 31, 2001		at Dec. 31, 2002

Euro	2003-2031	16,295	4.94%	18,061	4.56%

US dollar	2004-2011	53	4.57%	41	3.57%

British pound	2004-2007	17	9.74%	12	9.73%

Swiss franc	2003-2009	65	6.95%	55	6.92%

Danish kroner	–	1	10.55%

Yen	2003-2010	183	2.59%	163	2.24%

Brazilian Real	2016			111	13.91%

Other currencies	2012	43	7.75%	34	7.75%

Total non-euro currencies		362		416

TOTAL		16,657		18,477

Changes of medium- and long-term debt

				Changes in the	Foreign
				consolidation	exchange
In millions of euro	Balance	Repayments	New debt	area	differences	Balance

	at Dec. 31, 2001					at Dec. 31, 2002

Fixed-rate bonds	5,533	(53)	–	–	(1)	5,479

Floating-rate bonds	2,429	(32)	–	200	–	2,597

Fixed-rate bank loans	518	(196)	6	2	(8)	322

Floating-rate bank loans	8,177	(318)	2,179	45	(4)	10,079

TOTAL	16,657	(599)	2,185	247	(13)	18,477

Compared to December 31, 2001, bonds and medium- and long-term bank loans show an overall increase of euro 1,820 million, of which euro 2,185 million relating to new debt, euro 247 million to changes in the consolidation area, euro 599 million to repayments and euro 13 million to foreign exchange differences. Medium- and long-term debt of companies acquired in the year include euro 200 million relating to bonds issued by Camuzzi Finance SA prior to the acquisition of the same.

Repayments made in the year relate mainly to Parent Company loans expiring in the year and early repayment of loans originally extended to companies acquired in the year.
New debt is represented primarily by euro 1,762 million of funds used by WIND under two Facility Agreements underwritten with a pool of banks on September 28, 2001 and December 4, 2001 to finance capital expenditure on the network. Such credit lines are subject, for the full duration of their term, to equity, debt and financial ratio covenants according to which the availability of funds and the applicable spread are determined.

In 2002, the European Investment Bank (EIB) extended to Enel Green Power a euro 300 million, 15-year floating-rate loan guaranteed by the Parent Company. This loan will contribute to finance investment projects for new construction and for the revamping and upgrade of existing plants in the sector of electricity generation from renewable sources.

With regards to secured loans extended by banks, first and second degree liens were recorded on the entire capital stock of companies ITnet SpA, Italia OnLine SpA, Estel SpA and Mondo WIND Srl, controlled by WIND. Gas distribution networks of Camuzzi Gazometri are subject to a restraint on disposal for a total nominal amount of euro 164 million, pledged as guarantee on loans whose residual value at December 31, 2002 is equal to euro 11 million. Following the redemption of debt in 2003, restraints will expire.

At December 31, 2002, floating-rate debt accounted for about 69% of total medium- and long-term debt outstanding. To reduce exposure to interest rate risk, at the same date the Group had entered into interest rate hedging transactions for a total nominal value of euro 8,704 million, of which euro 7,697 million of interest rate swaps, euro 50 million of swaptions, euro 100 million of forward rate agreements, and euro 857 million of interest rate collars. After taking into account such hedging positions, the total exposure to interest rate fluctuations, weighting interest rate collar and swaption nominal values, can be estimated at about 42% of outstanding debt.

The fair value at December 31, 2002 of interest rate hedging instruments is negative by euro 322 million. The amount is net of euro 13 million relating to three currency swap transactions (linked to the same number of bond issues denominated in yen, issued in 2001 as part of a Medium Term Notes program, whose value is recorded under Bonds), of euro 31 million consisting of accruals and adjustments already recorded, in addition to euro 11 million already accrued to the provision for the restructuring of financial instruments. It should however be kept in mind that the negative value of hedging transactions, resulting primarily from the decline in interest rates occurred in 2002, is largely offset by the parallel decline in the financial expense on the floating-rate portion of debt.
The fair value of medium- and long-term debt at December 31, 2002 is equal to euro 18,482 million.

Short-term bank debt – euro 5,807 million

Payables to other financing entities: Commercial Paper – euro 1,444 million
Short-term bank debt includes the usage of revolving credit lines amounting to euro 3,388 million and 18-month loans amounting to euro 700 million. The euro 5,000 million revolving credit line extended in November 2001 was renewed in the year. A total of euro 516 million of revolving credit lines have also expired.

Commercial paper payables outstanding at year-end relate to the Commercial Paper Program launched in 2001 by Enel Investment Holding BV under the Parent Company’s guarantee for a maximum amount of euro 1,500 million. At the end of 2002 uses under such program amounted to euro 1,444 million. Euro 720 million of commercial paper issued is denominated in euro, euro 336 million is denominated in US dollars, euro 263 million in pounds, euro 30 million in yen, and euro 95 million in Swiss francs. All amounts denominated in currencies other than the euro are hedged through currency swaps.

The increase in short-term financial debt (bank debt and commercial paper issued), allowed to maintain a high flexibility in the management of the overall debt exposure in a period characterized by strong inflows and outflows, allowing also to take advantage of the decline in interest rates recorded in 2002.

Payables to other financing entities: other loans – euro 348 million

The net decrease of euro 220 million over December 31, 2001 results primarily from a euro 207 million reduction in the loan extended by France Télécom to WIND, following the decline in the share held in the latter’s capital from 43.37% to 26.575% in 2001.

Advances – euro 2,024 million

The increase in advances, amounting to euro 1,223 million, can be attributed mainly to the growth of Engineering and Contracting activities with outside customers.

Trade payables – euro 6,707 million

Trade payables include payables for the supply of electricity, fuel, materials and equipment, in addition to those relating to contract work carried out and other services supplied by December 31, 2002.
The increase of euro 533 million on December 31, 2001 is due mainly to the growth of Engineering and Contracting activities and to changes in the area of consolidation.

Payables to unconsolidated subsidiaries and affiliated companies – euro 29 million

These relate mainly to trade payables to Leasys (euro 17 million) and Immobiliare Foro Bonaparte (euro 1 million), in addition to the amounts payable to Euromedia Luxembourg One SA (euro 7 million) and Enel M@p (euro 4 million) as capital stock not paid-in.

Tax payables – euro 1,010 million

Tax payables

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

VAT payable	99	–	99

Withholding taxes	85	89	(4)

Electricity and gas consumption taxes	84	123	(39)

Substitute tax due upon freeing-up of accelerated depreciation reserves	371	712	(341)

Income taxes	289	570	(281)

Other	82	101	(19)

TOTAL	1,010	1,595	(585)

The decline in tax payables, down euro 585 million, is due to euro 402 million relating to the payment of the first installment of substitute taxes on the freeing-up of reserves for accelerated depreciation carried out in the past year. Such liability increased by euro 61 million due to the freeing-up also of part of the accruals made in 2001 and 2002 to the same reserves. Income tax payables decline by euro 281 million as a result of the different corporate income tax position of main Group companies (Enel Distribuzione and Enel Produzione).

Income taxes of the Parent Company have been defined up to fiscal year 1996, whereas for VAT purposes they have been defined up to fiscal year 1997.

Social Security payables – euro 170 million

The item declines by euro 649 million. The residual amount payable to INPS as extraordinary contribution following the suppression of the Electricity Industry Employee Pension Fund, reported at the end of 2001 at euro 651 million, was extinguished as a result of the payment of euro 611 million. Other changes include the disposal of Eurogen for euro 19 million, and euro 21 million adjustment made upon determining the final amount payable.

Other payables – euro 3,316 million

Other payables

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Security deposits and reimbursements due to customers	1,526	1,371	155

Payable to personnel	348	533	(185)

Payable to Italian Treasury for UMTS license	289	325	(36)

Payable to Italian State Railways for TLC network	284	304	(20)

Water and urban development fees	96	110	(14)

Prepaid telephone traffic	153	126	27

Other payables	620	437	183

TOTAL	3,316	3,206	110

The growth in payables to customers relates primarily to higher amounts credited to regulated market customers upon the calculation of total revenues in excess of tariff limits set by current regulation.

The decline in payables to personnel is due mainly to the lower number of terminations at the closing of the financial year.
In 2001, item Other receivables included euro 234 million relating to the acquisition of a first 12.5% share in the capital stock of Viesgo. The balance was eliminated in January 2002 with the acquisition of the full capital stock of Viesgo. Net of this item, the increase in other receivables is therefore equal to euro 417 million, due to the following:
•	euro 116 million of liabilities accrued by WIND in the context of the securitization of trade receivables;
•	euro 77 million recorded as payable by the Parent Company to the buyer of Eurogen, and euro 55 million representing the advance received on the disposal of Interpower;
•	changes in the consolidation area, mainly due to the Viesgo Group, resulting in an increase of about euro 80 million.

Payables to Electricity Equalization Fund – euro 385 million

Payables to the Electricity Equalization Fund are disclosed in the note to the corresponding asset item.

Accrued liabilities and deferred income

Accrued liabilities and deferred income – euro 1,096 million

Accrued liabilities and deferred income

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Accrued liabilities:

- accrued interest	225	192	33

- operating liabilities accrued	30	28	2

Total	255	220	35

Deferred income:

- deferred interest	18	17	1

- deferred operating income	823	545	278

Total	841	562	279

TOTAL	1,096	782	314

The growth in deferred operating income, up euro 278 million, is due primarily to capital grants amounting to euro 150 million and relating to future years, recorded by Enel Green Power, Terna and Enel Distribuzione, in addition to the consolidation of the Viesgo Group, contributing about euro 80 million. Capital grants are provided by EU agencies and relate primarily to the construction of a high-voltage power line linking Italy and Greece, in addition to initiatives in the geothermal field.

- - - - - - - - -

Payables by maturity

		Falling due between	Falling due
	Maturing by	Jan. 1, 2004 and	beyond
In millions of euro	Dec. 31, 2003	Dec. 31, 2007	Dec. 31, 2007	Total

LOANS

Bonds	76	4,702	3,298	8,076

Medium- and long-term bank loans	1,030	2,759	6,612	10,401

Short-term bank loans	5,807	-	-	5,807

Other loans	1,458	54	280	1,792

Total loans	8,371	7,515	10,190	26,076

OTHER ACCOUNTS PAYABLE

Advances	1,988	36	-	2,024

Trade payables	6,664	34	9	6,707

Payables to unconsolidated subsidiaries and affiliated companies	29	-	-	29

Tax payables	889	121	-	1,010

Social security payables	167	3	-	170

Other payables	2,712	350	254	3,316

Payables to Electricity Equalization Fund	385	-	-	385

Total other accounts payable	12,834	544	263	13,641

TOTAL	21,205	8,059	10,453	39,717

- - - - - - - - -

Commitments – euro 48,524 million

Commitments include amounts relating to guarantees, risks and other commitments as shown below:

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

GUARANTEES GIVEN

Guarantees on loans to:

- ELCOGAS SA	14	20	(6)

Total	14	20	(6)

OTHER COMMITMENTS

Commitments to suppliers of:

- electricity	4,158	5,001	(843)

- fuel	33,060	33,643	(583)

- sundry supplies	2,399	2,797	(398)

- contract work	2,190	1,194	996

Forward currency purchases	3,446	1,978	1,468

Forward currency sales	2,423	2,197	226

Commodity hedging contracts	622	602	20

Sundry guaranteed to lending institutions	52	52	–

Third party securities received in safe custody	155	712	(557)

Leasing payments	5	18	(13)

Total	48,510	48,194	316

TOTAL	48,524	48,214	310

Commitments to suppliers of electricity

In millions of euro

Period:

2003-2007	2,875

2008-2012	1,283

TOTAL	4,158

The above commitments relate entirely to imports, mainly from France.

Commitments to suppliers of fuel

In millions of euro	Natural gas	Fuel oil	Coal	Logistics services	Orimulsion	Total

Period:

2003-2007	9,724	788	271	97	227	11,107

2008-2012	9,266	–	–	–	–	9,266

2013-2017	9,054	–	–	–	–	9,054

2018 and beyond	3,633	–	–	–	–	3,633

TOTAL	31,677	788	271	97	227	33,060

As the price of fuel supplies is variable and for the most part denominated in foreign currency, amounts have been calculated according to parameters and exchange rates at the end of the year.

The Enel Group purchases electricity abroad and fuel on the international oil and natural gas market. It is consequently exposed to the risk of fluctuations in exchange rates and in the price of energy commodities.

The current tariff system reduces considerably the exposure of the Enel Group to currency and commodity price risk deriving from the purchase of fuel and from electricity imports. The tariff system provides in fact for the reimbursement of fuel and electricity import costs, indexed, among other parameters, to a basket of fossil fuel prices quoted on international markets. Based on such indexing mechanism, changes in the price of fuel and foreign exchange fluctuations are reflected in the amounts reimbursed, and therefore on tariffs. As a result, the exposure of the Enel Group to currency and commodity price fluctuations relates primarily to the timing difference between the time fuel is purchased and the period considered for the reimbursement of costs. In addition, exposure to risk is also affected by the different breakdown of raw materials used in the production process vis-à-vis the raw materials basket used as benchmark in determining the tariff applied.
Following the strong increase in volatility registered in currency and commodity markets and in view of the start of operations of the Electricity Exchange, interrupting the current reimbursement mechanism, the Group began to hedge systematically the currency and commodity price risk deriving from the mentioned timing difference. Currency risk is currently managed by the Parent Company, while commodity risk is managed by Enel Trade (formerly Enel.FTL).
The Group extends coverage to the effects connected to the breakdown of the basket used as benchmark.
Commitments resulting from commodity hedging transactions relate to commodity swaps and futures amounting to a total nominal value of euro 622 million, determined by converting nominal underlying quantities at the average prices and exchange rates for the month of December.

With regards to currency risk, hedging contracts at the end of the year (represented by forward contracts) amounted to euro 1,618 million. The amount is recorded among Commitments both as forward purchases and sales due to the nature of such transactions.
The remaining part of commitments relating to forward currency purchases and sales relates to hedging transactions carried out to hedge risks deriving from trade receivables, trade payables and future cash flows denominated in currencies other than the euro. Currency hedging transactions that are not connected to specific underlying positions, entered into with the objective of managing overall currency risk, amount at the end of 2002 to a nominal value of euro 210 million, of which euro 194 million of currency options and euro 16 million of forward contracts. The fair value of such transactions is close to zero, as they are for the most part operations that offset each other.

Securities held in custody and deposit consist of WIND shares worth euro 150 million owned by the France Télécom Group held with the issuing company.

Off Balance Sheet Items

Rulings on tariffs

A number of industrial customers that consume large amounts of electricity have questioned, in full or in part, the legitimacy of the method with which the CIP and subsequently the Authority for Electricity and Gas determined electricity tariffs in the past.
All decisions up to now taken have confirmed the legitimacy of measures appealed. In case of a repeal of measures taken on tariff setting, which could give rise to claims for the reimbursement of amounts paid to Enel for the supply of electricity, the latter’s economic position would be unchanged, since any repeal of tariffs would have to be followed by the issue on the part of the Authority of new tariff regulations that compensate Enel for the amounts lost.

Environmental issues

Controversies on environmental issues relate to the installation and operation of power lines and equipment, and similarly affect Enel Distribuzione and Terna, which inherited from Enel the related relationships.
The issue may therefore be discussed jointly for the two companies, for which the most critical factor is represented by the effects connected to electromagnetic fields generated by equipment in use.
The two companies replaced Enel in a number of civil and administrative suits relating to requests for the transfer or modification of power lines on the basis of their alleged potential harmfulness, despite the fact that, in the great majority of cases, these have been installed in application of current norms. Only in a limited number of cases have claims for health related damages caused by electromagnetic fields been filed.
With regards to decisions taken on the matter, only sporadically have there been pronouncements unfavorable to Group companies. All of these have been appealed so that at the present date there are no final pronouncements against Group companies, while no damages for health reasons have ever been granted.
Recourse to legal action requesting the immediate suspension or modification of plant operation by residents who lament health problems allegedly caused by power lines is frequent. The outcome of litigation on these issued continues however to be favorable to Enel.
With regards to Enel Distribuzione, there were also a number of procedures concerning electromagnetic fields generated by medium- and low-voltage cabins located inside buildings. In such cases, however, equipment was assessed to be in wide compliance with induction limits set by current legislation.

Litigation concerning the effect of electric and magnetic fields could evolve in favor of Enel following the coming into effect of a law on electromagnetic emissions (Law 36/2001) on March 22, 2001. The Law regulates the field and, establishes the fundamental principles to be followed by Regional regulating bodies, setting rules that apply to the whole national territory as well as providing for the issue on the part of the Prime Minister of decrees setting exposure limits, attention thresholds and quality objectives. Though they have been announced, such resolutions have not yet been officially issued. New regulations apply to low frequency equipment such as transmission and distribution lines, and distribution cabins, in addition to high frequency equipment used for the telephone service, including mobile telephones. The new regulations will introduce a ten-year program for the environmental upgrade of the whole national network to new exposure limits in addition to the possibility to recover, either in part or in full, costs incurred by the owners of power lines and distribution cabins through electricity tariffs, according to criteria to be set by the Authority for Electricity and Gas, pursuant to Law 481/95, as they represent costs incurred in the general interest.
With the issue of Law 13, dated November 24, 2001, the Campania Region introduced strict limits in the field. The Law was upheld by the Italian Government before the Constitutional Court on the grounds that it exceeds regional venue and is in contrast with current legislation. The Parent Company, Enel Distribuzione and Terna intervened in the case.
A number of urban planning and environmental cases for the construction and operation of some generation plants and of a number of transmission and distribution lines are pending. Based on indications given by legal advisors, the Company believes the possibility of negative outcomes to be remote, though for a limited number of cases this cannot be ruled out completely. In case of negative pronouncements, consequences could consist in the possible payment of damages and costs related to work required on electrical equipment and the temporary unavailability of the same. At present such charges may not be quantified and are therefore not included in the “Provision for legal disputes and other contingencies”.

Income Statement

Revenues

Revenues

In millions of euro

	2002	2001	2002-2001

Revenues from sales and services:

- electricity sales and transport	20,158	21,382	(1,224)

- natural gas sales	992	423	569

- fuel trading	1,519	723	796

- Electricity Equalization Fund contributions	187	783	(596)

- National transmission network usage fees	730	709	21

- connection fees	645	591	54

- telecommunication services	3,642	2,817	825

- other sales and services	542	297	245

Total	28,415	27,725	690

Change in contract work in progress	921	515	406

Capitalized expenses	1,173	934	239

Other revenues	710	622	88

TOTAL REVENUES	31,219	29,796	1,423

Revenues generated in countries other than Italy in 2002 amount to euro 1,596 million. The breakdown by geographical area is reported in the table below:

In millions of euro

	2002	2001

Europe	1,085	12

Middle East	363	328

North America	54	49

Central and Latin America	37	26

Africa	57	18

TOTAL	1,596	433

Revenues from sales and services – euro 28,415 million

Revenues from the sale and transport of electricity decline in 2002 by euro 1,224 million due mainly to the reduction in the tariff component aimed at covering the cost of fuel and lower quantities sold on the domestic regulated market, following the liberalization of the same. These factors were partly offset by the wider operating perimeter (due primarily to the contribution of the Viesgo Group), higher direct sales recorded by generation companies and the increase in the volume of electricity transported on Enel Distribuzione’s network for the free market.

The euro 569 million increase in revenues from the sale of natural gas (excluding trading) is due to the acquisition of a number of companies in the sector (mainly the Camuzzi Group, consolidated from July 1, 2002), in addition to the growth in Enel Energia’s (formerly Enel Trade) free market sales.

Revenues from fuel trading increased by euro 796 million due to the strong growth of Enel Trade’s (formerly Enel.FTL) activities.

Since January 1, 2002, Electricity Equalization Fund contributions no longer include the €¢0.31 per kWh tariff component applicable to electricity generation for electricity to be sold on the regulated market, which in 2001 amounted to euro 452 million. The residual decline of euro 144 million is due to lower contributions on electricity generated by plants falling under the provisions of CIP Regulation 6/92, due to the disposal of the generation companies.

Revenues from telecommunication services increase by euro 825 million due to higher traffic and the contribution of Infostrada’s activities (now merged with WIND) for the full period, as compared with 2001 in which such contribution was limited to a period of 9 months, as the acquisition was concluded on March 31, 2001.

Revenues from other sales and services increase by euro 245 million due to the growth in revenues from engineering and contracting, information technology, real estate, public lighting and the sale of residential buildings, in addition to revenues other than electricity sales recorded by the Viesgo Group and to revenues other than gas sales recorded by the Camuzzi Group.

Change in contract work in progress – euro 921 million

The item increases by euro 406 million over the previous year due to the growth in contract work for customers outside the Group carried out chiefly by Enelpower on international markets.

Capitalized expenses – euro 1,173 million

Capitalized expenses increase by euro 239 million due to higher internal construction of plant and equipment, mainly electricity distribution networks.

Other revenues – euro 710 million

The euro 88 million increase is mainly due to revenues from hedging contracts reported in 2002 by Italian generation companies, amounting to euro 64 million. The contracts were entered into to limit the exposure to energy commodity price volatility resulting from the current mechanism used to determine the tariff component covering fuel costs.

Operating costs

Operating costs

In millions of euro

	2002	2001	2002-2001

Materials and fuels:

- fuel for thermal generation and natural gas for distribution	6,588	6,102	486

- electricity purchased from third parties	4,801	3,649	1,152

- materials	2,129	1,238	891

Total	13,518	10,989	2,529

Services	5,110	5,112	(2)

Leases and rentals	721	615	106

Personnel	3,589	3,722	(133)

Intangible asset amortization	1,142	815	327

Tangible asset depreciation	3,333	3,630	(297)

Write-downs	170	249	(79)

Change in inventories	(299)	258	(557)

Accruals to provisions for risks and charges	234	230	4

Other accruals	100	120	(20)

Other operating costs	721	578	143

TOTAL OPERATING COSTS	28,339	26,318	2,021

Higher costs for the acquisition of fuel and natural gas for distribution, amounting to euro 486 million, reflect primarily the growth in activities relating to the distribution and sale of natural gas recorded in the year, as previously noted.

The increase in the cost for the acquisition of electricity from third parties, up euro 1,152 million, is connected mainly to purchases made in 2002 by Elettrogen and

Eurogen, which are no longer part of the Group and have become outside suppliers of the same.

The increase in the cost for the acquisition of materials, up euro 891 million, is due primarily to the development of construction activities for customers outside the Group carried out by Enelpower, and by higher internal construction of distribution networks.

The cost of services received is in line with that recorded in 2001 (down euro 2 million). In essence, the impact of changes in the consolidation area and of increased activity in the Engineering and Contracting sector are offset by lower charges due to the hydroelectric surcharge and cost savings.

Lease and rental costs increase by euro 106 million due primarily to changes in the consolidation area, to the increase in operating costs relating to the telecommunications network resulting from its growth, and to higher lease and rental costs as a result of the sale of businesses in these sectors carried out in 2001.

Personnel costs decline by euro 133 million due to the reduction in headcount for the electricity sector, offset only in part by the effect of changes in the consolidation area.

The table below shows the average number of employees by category as compared with the previous year, and the total number of employees at December 31, 2002.

	Average number of employees			Employees

	2002	2001	2002-2001	at Dec. 31, 2002

Managers	862	870	(8)	891

Officers	5,418	5,248	170	5,402

Employees	42,262	44,640	(2,378)	42,380

Workers	23,390	26,426	(3,036)	22,531

TOTAL	71,932	77,184	(5,252)	71,204

Intangible asset amortization increases by euro 327 million, due primarily to changes in the consolidation area and higher goodwill resulting from acquisitions.

Tangible asset depreciation decreases by euro 297 million as a result of the combined effect of increases in tangible assets, changes in the consolidation area and connection fees which, starting from 2002, are recorded in full in the year in which they are invoiced, as previously described.

Write-downs decrease by euro 79 million, almost entirely due to lower write-downs in the value of WIND’s fixed assets and receivables.

Accruals to the provisions for risks and charges and other accruals relate to accruals made to the “Provision for legal disputes and other contingencies” described above in the note to the related liability item.

The euro 143 million increase in other operating costs is due to a euro 195 million increase in charges relating to green certificates, only partly offset by a reduction in other costs of various nature, inherent to telecommunications activities.

Compensation of Directors and Statutory Auditors of the Parent Company for positions held in the same and in subsidiaries amount in 2002 respectively to euro 4.5 million for Directors and euro 0.2 million for Statutory Auditors.

Financial income (expense)

In millions in euro

	2002	2001	2002-2001

Financial income from investments and long-term receivables	23	18	5

Other financial income	278	189	89

Total financial income	301	207	94

Financial expense:

- to affiliated companies	4	–	4

- on bonds issues	418	390	28

- on bank loans	710	789	(79)

- other	332	138	194

Total financial expense	1,464	1,317	147

TOTAL	(1,163)	(1,110)	(53)

The net financial expense increases by euro 53 million. The impact of higher average debt with respect to 2001 was largely offset by the decline in interest rates, which the Group was able to exploit thanks to debt management policies implemented.

Adjustments to the value of financial assets – euro 74 million

The item includes almost entirely the write-down of investments in affiliated and other companies, as described in the note on financial assets.

Extraordinary items – euro 736 million

Extraordinary income amounts to euro 3,004 million and consists of the following:
•	capital gains on the disposal of Eurogen (euro 2,313 million) and on the sale of the Milan and Verona local distribution networks (euro 459 million);
•	euro 64 million adjustment on previous years’ income taxes resulting primarily from the definition of the appropriate tax rules applicable to some capital gains;
•	interconnection fee adjustments and other items relating to WIND, amounting to euro 46 million;
•	adjustments and extraordinary gains amounting to euro 34 million recorded by the Viesgo Group;
•	capital gains and extraordinary gains of various nature amounting to euro 88 million.

Extraordinary expense amounts to euro 2,268 million and relate to the following elements:

•	a euro 1,511 million write-down in the goodwill relating to WIND, determined on a prudent basis in view of the outlook for the telecommunications sector and the downwards revision of growth expectations;
•	charges on early retirement incentives amounting to euro 291 million;
•	write-down of euro 94 million in the value of a discontinued geothermal plant, in view of the peculiar situation described in the notes to the tangible assets;
•	adjustments, write-downs and items of various nature relating to WIND, amounting to euro 92 million;
•	write-down of euro 58 million in the value of generation plants to be decommissioned in view of their conversion to combined-cycle turbogas technology;
•	euro 49 million write-down of parts of plants destined to international projects in the Engineering and Contracting sector which, in view of the adverse economic situation in the area in which such projects were based (South America) are not expected to be carried on;
•	adjustments and accruals recorded by Viesgo, amounting to euro 39 million;
•	euro 41 million adjustment in the amount due for the suppression of the Electricity Sector Employee Pension Fund due to a reduction in personnel;
•	other extraordinary charges, representing the balance of euro 93 million.

Income taxes – euro 608 million

The effective tax rate for 2002 is equal to 25.6%, as compared with 14.1% in 2001. Income taxes for 2001, amounting to euro 649 million, benefited from the write-back of an euro 603 million surplus in the deferred tax provision calculated on the reserves for accelerated depreciation up to December 31, 2000, freed-up in 2001 by recognizing a 19% substitute tax. Part of the accruals to the accelerated depreciation reserve made in 2001 and 2002 were also freed-up in 2002; the related write-back of the excess in the deferred tax provision, in addition to that resulting from the effects of income tax downsizing legislation, amounts to about euro 100 million. The two financial years benefited from the taxation of large capital gains (euro 2,772 million in 2002 and euro 2,755 million in 2001) at the 19% substitute tax rate instead of the ordinary rate, in addition to the further benefit consisting in the write-back of the surplus in deferred tax provisions pertaining the companies sold, calculated in the past on ordinary tax rates. Benefits deriving from the Tremonti-bis Law (tax incentives on capital expenditure) for 2002 amounted to euro 213 million, against euro 86 million in 2001.
The reconciliation between the theoretical tax rate (47%), the tax expense calculated applying such rate to income before taxes, and the actual tax rate and expense for 2002 is shown in the table below:

	In millions of euro	%

Tax expense calculated at a 47% tax rate on income before taxes	1,118	47.0

Taxation of capital gains at a 19% rate and write-back of excess deferred tax provisions of companies sold	(883)	-37.1

Benefits deriving from the Tremonti-bis Law, tax rate adjustment on deferred taxes and freeing-up of reserves	(311)	-13.1

Impact relating to WIND (tax loss carry forward limited to corporate tax, adjustment of deferred tax assets to new plan, etc.)	551	23.2

Impact due to corporate operations in the Gas area	119	5.0

Other minor impacts	14	0.6

Actual income tax expense	608	25.6

Related parties

As provided by the Commissione Nazionale per le Società e la Borsa (Italian Stock Exchange Commission), relationships with related parties are illustrated in the Report on Operations (chapter on Other information).

Attachments

Subsidiaries and other relevant investments
of the Enel Group at December 31, 2002

In compliance with the provisions of articles 38 and 39 of Legislative Decree no.127/91 and of article 126 of Consob Resolution no. 11971 dated May 14, 1999, a list of subsidiaries and affiliated companies of Enel SpA at December 31, 2002, as provided in article 2359 of the Italian Civil Code, and of other relevant equity investments is included in the pages that follow. Enel Group has full title to all investments.

The following information is included for each company: name, registered office, activity, capital stock, currency of account, percentage owned by the Group, list of Group companies that own a share in the same and the respective ownership share.

Companies included in the consolidation area using the line-by-line method at Dec. 31, 2002 (1)

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2002

Parent Company:
Enel SpA	Rome	Holding	6,063,075,189	euro	–

Subsidiaries:
Aburra BV	Amsterdam (Holland)	Holding company	18,000	euro	100.00	Pragma Energy SA	100.00
Aimeri SpA	Milan	Collection, transport and disposal of waste	23,400,000	euro	100.00	Camuzzi Gazometri SpA	100.00
Ape Gruppo Enel SpA	Rome	Personnel administration	500,000	euro	100.00	Enel SpA	99.00
		activities				CISE Tecnologie	1.00
						Innovative Srl
Avisio Energia SpA	Trento	Gas distribution	6,500,000	euro	100.00	Enel Distribuzione Gas SpA	100.00
Barras Electricas Galaico	Lugo (Spain)	Electricity distribution	15,689,797	euro	54.85	Electra de Viesgo	54.85
Asturianas SA						Distribucion SL
Barras Electricas	Lugo (Spain)	Electricity generation	1,374,136	euro	100.00	Barras Electricas Galaico	100.00
Generacion SL						Asturianas SA
Camuzzi Finance SA	Luxembourg	Finance	30,986.69	euro	99.99	Camuzzi Gazometri SpA	99.99
Camuzzi Gazometri SpA	Milan	Engineering, construction	54,139,160	euro	98.81	Enel Distribuzione Gas	98.81
		and management of				SpA
		public service plants
Carbones Colombianos del	Bogotà	Exploitation of coal mines	712,410,000	COP	100.00	Pragma Energy SA	60.00
Cerrejon SA	(Colombia)					Aburra BV	40.00
C.A.R.T. Abruzzi Srl	Orio al Serio	Equity investments in the	18,000	euro	100.00	Camuzzi Gazometri SpA	100.00
	(BG)	water sector
CESI – Centro	Milan	Research and testing	8,550,000	euro	43.92	Enel SpA	25.92
Elettrotecnico						T.E.R.NA. SpA	15.00
Sperimentale Italiano						Interpower SpA	3.00
Giacinto Motta SpA
CHI Energy Inc. (1)	Stamford	Electricity generation	14.25	USD	100.00	Enel Green Power	100.00
	(Connecticut	from renewable sources				International SA
	- USA)
CISE Tecnologie Innovative Srl	Rome	R&D	600,000	euro	100.00	Enel SpA	100.00
Co. Im Gas SpA	S. Maria a	Management of gas	1,479,000	euro	80.00	Camuzzi Gazometri SpA	80.00
	Colle (LU)	distribution and sale plants
Concert Srl	Rome	Product, plant and	10,000	euro	100.00	Enel Produzione SpA	50.00
		equipment certification				CESI SpA	50.00
Conphoebus SpA	Catania	Research in the renewable	7,000,000	euro	100.00	Enel SpA	100.00
		sources sector
Ctida Srl	Milan	Engineering, water	500,000	euro	75.00	Enel.Hydro SpA	75.00
		systems
Dalmazia Trieste SpA	Rome	Real estate management	3,904,760	euro	100.00	Enel Real Estate SpA	100.00
Deval SpA	Aosta	Electricity distribution an	37,500,000	euro	51.00	Enel SpA	51.00
		sale in Valle D’Aosta
EGI LLC (1)	Wilmington	Electricity generation	–	–	100.00	Enel Green Power	100.00
	(Delaware –	from renewable sources				International SA
	USA)
Electra de Vies go	Santander	Electricity distribution	77,792,000	euro	100.00	Enel Distribuzione SpA	100.00
Distribucion	Spain	and sale
SL (formerly Enel Distribucion
& Trading SL)
Elettroambiente SpA	Rome	Electricity generation from	24,535,000	euro	70.48	Enel SpA (an additional	70.48
		waste				29.52 is held by Enel SpA
						as a pledge)
Enel Capital SpA	Milan	Venture capital	8,500,000	euro	100.00	Enel SpA	99.00
						CISE Tecnologie	1.00
						Innovative Srl
Enel Distribuzione SpA	Rome	Electricity distribution	6,119,200,000	euro	100.00	Enel SpA	100.00
Enel Distribuzione Gas SpA	Milan	Gas distribution	100,000,000	euro	100.00	Enel SpA	100.00
Enel Energia SpA (formerly	Milan	Sale of electricity	2,500,000	euro	100.00	Enel SpA	100.00
Enel Trade SpA)

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2002

Enel. Factor SpA	Rome	Factoring	12,500,000	euro	80.00	Enel SpA	80.00
Enel Finance International SA	Luxembourg	Finance	1,391,900,230	euro	100.00	Enel Produzione SpA	75.00
						Enel Distribuzione SpA	25.00
Enel Gas SpA (formerly Enel Vendita Gas SpA)	Milan	Gas sale	100,000	euro	100.00	Enel SpA	100.00
Enel Green Power SpA	Pisa	Electricity generation from renewable sources	716,607,150	euro	100.00	Enel SpA	100.00
Enel Green Power International SA	Luxembourg	Holding of foreign companies operating in the electricity generation from renewable sources	126,650,000	euro	100.00	Enel Green Power SpA Enel Investment Holding BV	67.11 32.89
Enel Holding Luxembourg SA	Luxembourg	Finance	6,237,390	euro	99.99	Enel Investment Holding BV	99.99
Enel.Hydro SpA	Seriate (BG)	Engineering, water systems	9,390,000	euro	100.00	Enel SpA	100.00
Enel Investment Holding BV	Amsterdam	Holding company	1,593,050,000	euro	100.00	Enel SpA	100.00
	(Holland)
Enel Ireland Finance Ltd	Dublin (Ireland)	Finance	1,000,000	euro	100.00	Enel Finance International	100.00
						SA
Enel.it SpA	Rome	Information technology	70,200,000	euro	100.00	Enel SpA	99.99
						CISE Tecnologie Innovative	0.01
						Srl
Enel Logistica Combustibili	Rome	Fuel logistics	100,000	euro	100.00	Enel Trade SpA (formerly Enel.FTL SpA)	100.00
Enelpower SpA	Milan	Engineering and contracting	10,000,000	euro	100.00	Enel SpA	99.92
						CISE Tecnologie Innovative	0.08
Enelpower Contractor and Development Saudi Arabia Ltd	Riyadh (Saudi Arabia)	Power plant construction, management and maintenance	5,000,000	SR	51.00	Enelpower SpA	51.00
Enelpower do Brasil Ltda	Rio De Janeiro	Engineering and contracting	1,242,000	R$	99.99	Enelpower SpA	99.99
	(Brazil)
Enelpower UK Ltd	London (United	Engineering and contracting	1,000	GBP	100.00	Enelpower SpA	100.00
	Kingdom)
Enel Produzione SpA	Rome	Electricity generation	6,352,138,606	euro	100.00	Enel SpA	100.00
Enel.Re Ltd	Dublin (Ireland)	Reinsurance	3,000,000	euro	99.99	Enel Holding Lux. SA	99.99
Enel Real Estate SpA	Rome	Real estate and facility	1,223,427,364	euro	100.00	Enel SpA	100.00
		management
Enel Service UK Ltd	London (United	Services	100	GBP	100.00	Enel Trade SpA (formerly Enel.FTL SpA)	100.00
	Kingdom)
Enel.si – Servizi integrati SpA	Rome	Engineering and energy	5,000,000	euro	100.00	Enel SpA	99.00
		related services				CISE Tecnologie Innovative	1.00
						Srl
Enel Trade SpA (formerly Enel.FTL SpA)	Rome	Fuel trading and logistics	100,000,000	euro	100.00	Enel SpA Enel Produzione SpA CISE Tecnologie Innovative	99.19 0.80 0.01
						Srl
Enel Viesgo Servicios SL	Santander	Services to companies	3,010	euro	100.00	Enel SpA	60.00
	(Spain)					Enel Produzione SpA	20.00
						Enel Distribuzione SpA	20.00
ESTEL SpA	Trieste	Telecommunications	11,500,000	euro	100.00	WIND SpA	100.00
GE.AD SpA	Milan	Gas distribution	598,143.52	euro	100.00	Enel Distribuzione Gas SpA	100.00
Interpower SpA	Rome	Electricity generation	94,588,758	euro	100.00	Enel SpA	100.00
Iridea Srl	Milan	Advisory and consulting	1,250,000	euro	100.00	Enel Gas SpA (formerly	100.00
		services				Enel Vendita Gas SpA)
Italia On Line SpA	Milan	Internet services	1,400,000	euro	100.00	WIND SpA	100.00
IT-net SpA	Rome	Network information	694,000	euro	100.00	WIND SpA	99.28
		systems				Mondo WIND Srl	0.72
La Riccia Srl	Taranto	Real estate	10,400	euro	100.00	Camuzzi Gazometri SpA	100.00
Mobilmat SpA	Milan	Finance	10,000,000	euro	85.00	WIND SpA	85.00

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2002

Mondo WIND Srl	Rome	Sale of telecommunication	95,000	euro	100.00	WIND SpA	99.00
		products and services				IT-net SpA	1.00
Novatrans Energia SA	Rio De Janeiro	Construction, operation and	1,959,000	R$	90.00	Enelpower SpA	90.00
	(Brazil)	maintenance of electricity
		transmission networks
Pragma Energy SA	Lugano	Coal trading	100,000	CHF	51.00	Enel Trade SpA (formerly	51.00
	(Switzerland)					Enel.FTL SpA)
Pragma Energy Services Ltd	London (United	Administrative services	1,000	GBP	100.00	Pragma Energy SA	100.00
	Kingdom)
S.A.M.I.G. Srl	L’Aquila	Services	45,000	euro	100.00	Enel Distribuzione Gas SpA	100.00
Sfera – Società per la	Rome	Human resources	12,360,096	euro	100.00	Enel SpA	74.08
formazione e le risorse						Enel Produzione SpA	4.71
aziendali SpA						Enel Distribuzione SpA	4.71
						T.E.R.NA. SpA	4.71
						EnelPower SpA	4.71
						Enel Green Power SpA	2.36
						Enel Real Estate SpA	2.36
						Enel Hydro SpA	2.36
Smarin SpA	Taranto	Collection, transport and	516,000	euro	80.00	Camuzzi Gazometri SpA	50.00
		disposal of waste				Tekna Srl	30.00
So.l.e. – Società luce elettrica	Rome	Public lighting systems	4,600,000	euro	100.00	Enel SpA	99.98
SpA Gruppo Enel						CISE Tecnologie	0.02
						Innovative Srl
So.l.e. Milano H Scrl	Rome	Construction of public	10,000	euro	70.00	So.l.e. SpA	70.00
		lighting systems
Tekna Srl	Milan	Investments in waste	10,400	euro	85.00	Camuzzi Gazometri SpA	85.00
		management sector
Tellas Telecommunications	Athens	Telecommunications	12,500,000	euro	100.00	WIND-PPC Holding NV	100.00
SA (formerly Evergy SA)	(Greece)
T.E.R.NA. – Trasmissione	Rome	Ownership and maintenance	2,036,050,000	euro	100.00	Enel SpA	100.00
Elettricità Rete Nazionale		of the electricity national
SpA		transmission network
T.S.N.- Transmissora	Rio De Janeiro	Construction, ownership	73,810,000	R$	98.20	Enelpower SpA	98.20
Sudeste Nordeste SA	(Brazil)	and maintenance of
		transmission networks
Viesgo Generacion SL	Santander	Electricity generation and	389,708,000	euro	100.00	Enel Produzione SpA	100.00
(formerly Enel Produccion	(Spain)	sale
Espana SL)
WEBiz Holding BV	Amsterdam	Venture capital	20,000	euro	100.00	Enel Investment Holding	100.00
	(Holland)					BV
WIND-PPC Holding NV	Amsterdam	Holding telecommunication	2,000,000	euro	50.01	WIND SpA	50.01
	(Holland)	companies
WIND Telecomunicazioni	Rome	Telecommunications	566,611,485	euro	73.42	Enel SpA	34.70
SpA						Enel Investment Holding BV	38.72

(1)	CHI Energy Inc. and EGI LLC subsidiaries are shown in separate tables.
Eurogen SpA was sold on May 31, 2002. Only income statement figures for the period Jan. 1, 2002-May 30, 2002 were consolidated.

Companies owned by CHI Energy Inc. included in the consolidation area using the line-by-line method at Dec. 31, 2002 (1)

		Capital		%
Company name	Registered office	stock (2)	Currency	ownership	Held by	%

		at Dec. 31, 2002

Parent Company:
CHI Energy Inc.	Stamford (Connecticut - USA)	14.25	USD	100.00	Enel Green Power International SA	100,00
Subsidiaries:
Agassiz Beach LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Aquenergy Systems Inc.	Greenville (South Carolina - USA)	10,500	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Asotin Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Energy Inc.	100.00
Autumn Hills LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Aziscohos Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Energy Inc.	100.00
Barnet Hydro Company LP	Burlington (Vermont - USA)	–	–	100.00	CHI Acquisition II Inc.	10.00
					Sweetwater Hydroelectric Inc.	90.00
Beaver Falls Water Power Company	Philadelphia (Pennsylvania - USA)	–	–	67.50	Beaver Valley Holdings Ltd.	67.50
Beaver Valley Holdings Ltd.	Philadelphia (Pennsylvania - USA)	2	USD	100.00	Hydro Development Group Inc.	100.00
Beaver Valley Power Company	Philadelphia (Pennsylvania - USA)	30	USD	100.00	Hydro Development Group Inc.	100.00
Bedard Electrics Inc.	New York (New York - USA)	150,200	USD	100.00	Hydro Development Group Inc.	100.00
Black River Hydro Assoc	New York (New York - USA)	–	–	75.00	(Cataldo) Hydro Power Associates	75.00
Boott Hydropower Inc.	Boston (Massachusetts - USA)	–	–	100.00	CHI Energy Inc.	100.00
BP Hydro Associates	Boise (Idaho - USA)	–	–	100.00	CHI Idaho Inc.	68.00
					CHI Magic Valley Inc.	32.00
BP Hydro Finance Partnership	Salt Lake City (Utah - USA)	–	–	100.00	BP Hydro Associates	75.90
					Fulcrum Inc.	24.10
Canastota Wind Power LLC	Wilmington (Delaware - USA)	–	–	100.00	Essex Company	100.00
(Cataldo) Hydro Power	New York (New York - USA)	–	–	100.00	Hydro Development Group Inc.	50.00
Associates					CHI Black River Inc.	50.00
CHI Acquisitions Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI Acquisitions II Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Black River Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Canada Inc.	Montreal (Québec - CANADA)	100	CAD	100.00	CHI Finance Inc.	100.00
CHI Dexter Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Finance Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI Hydroelectric Company Inc.	St. John (Newfoundland -	100	CAD	100.00	CHI Canada Inc.	100.00
	CANADA)
CHI Highfalls Inc.	Wilmington (Delaware - USA)	–	–	100.00	CHI Finance Inc.	100.00
CHI Idaho Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Magic Valley Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Minnesota Wind LLC	Wilmington (Delaware - USA)	–	–	100.00	CHI Finance Inc.	100.00
CHI Mountain States	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Operations Inc.
CHI Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI Power Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI Power Marketing Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI S.F. LP	Montreal (Québec - CANADA)	–	–	100.00	CHI Hydroelectric Co. Inc.	1.00
					CHI Canada Inc.	99.00
CHI Universal Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI West Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Western Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Coneross Power Corporation Inc.	Greenville (South Carolina - USA)	110,000	USD	100.00	Aquenergy Systems Inc.	100.00
Consolidated Hydro Mountain	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
States Inc.
Consolidated Hydro New Hampshire Inc.	Wilmington (Delaware - USA)	130	USD	100.00	CHI Universal Inc.	100.00
Consolidated Hydro New York Inc.	Wilmington (Delaware - USA)	200	USD	100.00	CHI Energy Inc.	100.00

		Capital		%
Company name	Registered office	stock (2)	Currency	ownership	Held by	%

		at Dec. 31, 2002

Consolidated Hydro Southeast Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Consolidated Hydro Vermont Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Energy Inc.	100.00
Consolidated Pumped Storage Inc.	Wilmington (Delaware - USA)	80	USD	100.00	CHI Energy Inc.	100.00
Consolidated Pumped Storage Arkansas Inc.	Wilmington (Delaware - USA)	90	USD	100.00	Consolidated Pumped Storage Inc.	100.00
Coosa Pines Energy LLC	Wilmington (Delaware - USA)	–	–	100.00	CHI Finance Inc.	100.00
Coosa Pines Energy Holdings LLC	Wilmington (Delaware - USA)	–	–	100.00	CHI Finance Inc.	100.00
Copenhagen Associates	New York (New York - USA)	–	–	100.00	Hydro Development Group Inc.	50.00
					CHI Dexter Inc.	50.00
Crosby Drive Investments Inc.	Boston (Massachusetts - USA)	–	–	100.00	Asotin Hydro Company Inc.	100.00
Eagle & Phenix Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Essex Company	Boston (Massachusetts - USA)	–	–	100.00	CHI Energy Inc.	100.00
Florence Hills LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Fulcrum Inc.	Boise (Idaho - USA)	992.5	USD	100.00	Consolidated Hydro Mountain States Inc.	100.00
Gauley Hydro LLC	Wilmington (Delaware - USA)	–	–	100.00	Essex Company	100.00
Gauley River Management Corporation	Burlington (Vermont - USA)	–	–	100.00	CHI Finance Inc.	100.00
Gauley River Power Partnership	Burlington (Vermont - USA)	–	–	100.00	Gualey River Management	1.00
					Corporation
					Gualey Hydro LLC	99.00
Gestion Cogeneration Inc.	Montreal (Québec - CANADA)	100	CAD	60.00	Hydrodev Inc.	60.00
Hadley Ridge LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Highfalls Hydro Company Inc.	Wilmington (Delaware - USA)	–	–	100.00	CHI Finance Inc.	100.00
Hope Creek LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Hosiery Mill Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Hydrodev Inc.	Montreal (Québec - CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00
Hydro Development Group Inc.	New York (New York - USA)	12.25	USD	100.00	CHI Acquisitions II Inc.	100.00
Hydro Energies Corporation	Burlington (Vermont - USA)	5,000	USD	100.00	CHI Finance Inc.	100.00
Iroquorp Ltd.	New York (New York - USA)	–	–	100.00	Hydro Development Group Inc.	100.00
Iroquorp Acquisitions Inc.	New York (New York - USA)	–	–	100.00	Hydro Development Group Inc.	100.00
Jack River LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Jessica Mills LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Joseph Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Julia Hills LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Kings River Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
Kinneytown Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Energy Inc.	100.00
LaChute Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Energy Inc.	100.00
Lawrence Hydroelectric Associates LP	Boston (Massachusetts - USA)	–	–	100.00	Essex Company	92.50
					Crosby Drive Investments Inc.	7.50
Littleville Power Company Inc.	Boston (Massachusetts - USA)	–	–	100.00	Hydro Development Group Inc.	100.00
Lower Saranac Corporation	New York (New York - USA)	2	USD	100.00	CHI Acquisitions Inc.	100.00
Mascoma Hydro Corporation	Concord (New Hampshire - USA)	–	–	100.00	CHI Acquisitions II Inc.	100.00
Metro Wind LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Mill Shoals Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
Minnewawa Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Energy Inc.	100.00
Newbury Hydro Company LP	Burlington (Vermont - USA)	–	–	100.00	CHI Acquisitions II Inc.	99.00
					Sweetwater Hydroelectric Inc.	1.00
North Canal Waterworks	Boston (Massachusetts - USA)	–	–	100.00	Essex Company	100.00

		Capital		%
Company name	Registered office	stock (2)	Currency	ownership	Held by	%

		at Dec. 31, 2002

Notch Butte Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
Optigaz Inc.	Kirkland (Québec - CANADA)	–	–	60.00	CHI Canada Inc.	60.00
Ottauquechee Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
Pelzer Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Pyrites Associates	New York (New York - USA)	–	–	100.00	Hydro Development Group Inc.	50.00
					CHI Dexter Inc.	50.00
Ruthton Ridge LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Sheldon Vermont Hydro Company Inc.	Wilmington (Delaware - USA)	–	–	100.00	CHI Acquisitions Inc.	100.00
Slate Creek Hydro Associates LP	Los Angeles (California - USA)	–	–	95.00	Slate Creek Hydro Company Inc.	95.00
Slate Creek Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Soliloquoy Ridge LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Somersworth Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Universal Inc.	100.00
Southwest Transmission LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Spartan Hills LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
St.-Felicien Cogeneration	Montreal (Québec - CANADA)	–	–	61.50	Gestion Cogeneration Inc.	4.00
Limited Partnership					CHI S.F. LP	57.50
Summit Energy Storage Inc.	Wilmington (Delaware - USA)	8,200	USD	69.32	CHI Energy Inc.	69.32
Summit Finance Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Summit Energy Storage Inc.	100.00
Sun River LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Sweetwater Hydroelectric Inc.	Concord (New Hampshire - USA)	250	USD	100.00	CHI Acquisitions II Inc.	100.00
The Great Dam Corporation	Boston (Massachusetts - USA)	100	USD	100.00	Lawrence Hydroelectric Associates LP	100.00
TKO Power Inc.	Los Angeles (California - USA)	–	–	100.00	CHI West Inc.	100.00
Triton Power Company	New York (New York - USA)	–	–	100.00	CHI Highfalls Inc.	50.00
					Highfalls Hydro Company Inc.	50.00
Tsar Nicholas LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Twin Falls Hydro Company Inc.	Wilmington (Delaware - USA)	10	USD	100.00	CHI Acquisitions Inc.	100.00
Twin Lake Hills LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00
Ware Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
Western New York Wind Corporation	New York (New York - USA)	300	USD	100.00	CHI Energy Inc.	100.00
Willimantic Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Willimantic Power Corporation	Hartford (Connecticut - USA)	–	–	100.00	Willimantic Hydro Company Inc.	100.00
Winter’s Spawn LLC	Minneapolis (Minnesota - USA)	–	–	49.00	CHI Minnesota Wind LLC	49.00

(1)	All the companies are involved in the electricity generation from renewable sources.
(2)	LLC and some other kind of incorporation do not require a capital stock.

Companies owned by EGI LLC included in the consolidation area using the line-by-line method at Dec. 31, 2002(1)

		Capital		%
Company name	Registered office	stock(2)	Currency	ownership	Held by	%

		at Dec. 31, 2002

Parent Company:

EGI LLC	Wilmington (Delaware - USA)	–	–	100.00	Enel Green Power International SA	100.00

Subsidiaries:

Agricola Rio Sahuil Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio	99.90
					Guanehue SA
Agricola Y Constructora Rio	Santiago (Chile)	–	–	100.00	Empresa Electrica Panguipulli SA	99.93
Guanehue SA					Energia de Los Lagos Ltda	0.07

Central American Power	Wilmington (Delaware - USA)	1	USD	100.00	EGI LLC	100.00
Services Inc.

Conexion Energetica	Guatemala	5,000	GTQ	100.00	EGI LLC	98.00
Centroamericana SA					Enel Green Power International SA	2.00

Conexion Energetica	San Salvador (El Salvador)	4,000,000	SVC	100.00	Grupo EGI SA de cv	99.95
Centroamericana El Salvador SA					EGI Holdco El Salvador SA de cv	0.05

Constructora Cerro Pitren Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio	99.90
					Guanehue SA
EGI Costa Rica Viento SA	Santa Ana (Costarica)	100,000	CRC	100.00	Energia Global de Costa Rica SA	100.00

EGI Holdco El Salvador SA de cv	San Salvador (El Salvador)	200,000	SVC	100.00	EGI LLC	99.95
					Enel Green Power International SA	0.05
Electrificadora Ecologica SA	Santa Ana (Costarica)	1,200,000	CRC	100.00	ZMZ General SA	100.00

Empresa Electrica Panguipulli SA	Santiago (Chile)	–	–	100.00	Energia de Los Lagos Ltda	99.99
					Energia Alerce Ltda	0.01
Empresa Electrica Puyehue SA	Santiago (Chile)	11,169,752,000	CLP	100.00	Energia de Los Lagos Ltda	99.90
					Energia Alerce Ltda	0.10
Energia Alerce Ltda	Santiago (Chile)	1,000,000	CLP	100.00	EGI LLC	99.90
					Enel Green Power International SA	0.10
Energia de Los Lagos Ltda	Santiago (Chile)	15,414,240,752	CLP	100.00	Energia Alerce Ltda	99.99
					EGI LLC	0.01
Energia Global SA de cv	Stamford (Connecticut - USA)	50,000	MXN	99.00	EGI LLC	99.00

Energia Global de Costa Rica SA	Santa Ana (Costarica)	100,000	CRC	100.00	EGI LLC	100.00

Energia Global Operaciones SA	Santa Ana (Costarica)	10,000	CRC	100.00	Energia Global de Costa Rica SA	100.00

Generadora de Occidente Ltda	Guatemala	5,000	GTQ	100.00	EGI LLC	99.00
					Conexion Energetica	1.00
					Centroamericana SA
Grupo EGI SA de cv	San Salvador (El Salvador)	200,000	SVC	100.00	EGI Holdco El Salvador SA de cv	99.95
					EGI LLC	0.05

Grupo Hidroverde LLC	Wilmington (Delaware - USA)	–	–	100.00	EGI LLC	100.00

Molinos de Viento del Arenal SA	Santa Ana (Costarica)	9,709,200	USD	49.00	Electrificadora Ecologica SA	49.00

Operacion Y Mantenimiento	Santa Ana (Costarica)	30,000	CRC	85.00	Electrificadora Ecologica SA	85.00
Tierras Morenas SA

P.H. Don Pedro SA	Santa Ana (Costarica)	100,001	CRC	29.93	Energia Global de Costa Rica SA	29.93

P.H. Guacimo SA	Santa Ana (Costarica)	50,000	CRC	40.00	EGI LLC	30.00
					Energia Global de Costa Rica SA	10.00
P.H. Rio Volcan SA	Santa Ana (Costarica)	100,001	CRC	43.14	Energia Global de Costa Rica SA	43.14

Tecnoguat SA	Guatemala	1,000,000	GTQ	75.00	EGI LLC	75.00

ZMZ General SA	Santa Ana (Costarica)	500,000	CRC	51.00	EGI Costa Rica Viento SA	51.00

(1)	All the companies are involved in the electricity generation from renewable sources.
(2)	Some kind of incorporation do not require a capital stock.

Affiliated companies accounted for under the equity method at Dec. 31, 2002

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2002

Aes Distribuidores	San Salvador	Electricity generation from	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Salvadorenos Y Compania S.	(El Salvador)	renewable sources
en C. de cv

Compagnia Porto di	Civitavecchia	Harbour construction	516,000	euro	25.00	Enel Produzione SpA	25.00
Civitavecchia SpA	(Rome)

EPV Holdings LLC	Wilmington	Electricity generation from	–	–	37.14	CHI Power Inc	37.14
	(Delaware -	renewable sources
	USA)

E.T.A. Srl	Crotone	Power plant construction	11,725,120	euro	40.00	Elettroambiente SpA	40.00
		and management,
		environmental and energy
		related services

Euform.it SpA	Rome	Training	500,000	euro	49.00	Enel.it SpA	49.00

Euromedia Luxembourg One	Luxembourg	Venture capital	52,500,000	USD	28.57	WEBiz Holding BV	28.57
SA

Gesam SpA	Lucca	Gas distribution	28,546,672	euro	40.00	Camuzzi Gazometri SpA	40.00

Immobiliare Foro Bonaparte	Rome	Real estate	55,000,000	euro	49.00	Enel Real Estate SpA	49.00
SpA

Immobiliare Porta Volta SpA	Milan	Real estate	100,000	euro	49.00	Enel Real Estate SpA	49.00

Immobiliare Progetto Ostiense	Rome	Real estate	100,000	euro	49.00	Enel Real Estate SpA	49.00
SpA

Leasys SpA	Fiumicino	Motor vehicle leasing and	319,200,000	euro	49.00	Enel Real Estate SpA	49.00
	(Rome)	management of corporate
		fleets and of motor vehicles
		in general

Lotti & Associati SpA	Rome	Engineering and contracting	5,164,570	euro	40.00	Enel.Hydro SpA	40.00

O&M Cogeneration Inc.	Montreal	Electricity generation from	15	CAD	33.33	Hydrodev Inc	33.33
	(Quebec -	renewable sources
	CANADA)

Q-Channel SpA	Rome	Health and services	1,607,141	euro	24.00	Enel.it SpA	24.00

Star Lake Hydro Partnership	St. John	Electricity generation from	–	–	49.00	CHI Hydroelectric	49.00
	(Newfoundland -	renewable sources				Company Inc.
	CANADA)

Unconsolidated subsidiaries at Dec. 31, 2002

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2002

Alfin Srl	Montesegale	Real estate	10,400	euro	100.00	Camuzzi Gazometri SpA	100.00
	(Pavia)

Climare Scrl	Sestri Levante	Energy sector	30,600	euro	66.66	Enel Distribuzione SpA	66.66
	(Genoa)

Enel Comercializadora de Gas SA	Madrid (Spain)	Gas and electricity sale	61,000	euro	100.00	Enel Trade SpA (formerly Enel.FTL SpA)	100.00

Enel Green Power Hellas SA	Athens (Greece)	Electricity generation from	58,700	euro	100.00	Enel Green Power SpA	100.00
		renewable sources

Enel M@p SpA	Rome	Metering, remote control	5,000,000	euro	100.00	Enel Distribuzione SpA	99.00
		and communication				CISE Srl	1.00
		services managed on the
		electricity network

Hydro Gestioni SpA	Milan	Water sector	104,000	euro	51.00	Enel.Hydro SpA	51.00

Hydro Gestioni Impianti Tecnologici Scrl	Milan	Water sector	25,822	euro	51.00	Enel.Hydro SpA	51.00

Idrogest Scrl (in liquidation)	Cagliari	–	25,000	euro	100.00	Enel.Hydro SpA	50.00
						Enel Green Power SpA	50.00

Metan Gas Sicilia Srl	Rome	Gas distribution	1,500,000	euro	93.33	Enel Distribuzione Gas SpA	93.33

Viesgo Energia SL	Santander (Spain)	Electricity and gas sale	100,000	euro	100.00	Electra de Viesgo Distribucion SL	100.00

\

Affiliated companies accounted for under the cost method at Dec. 31, 2002

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%

		at Dec. 31, 2002

Acque di Calabria SpA	Bari	Equity investments in the	1,225,000	euro	45.00	Enel.Hydro SpA	45.00
		water sector

Aes Distribuidores	San Salvador	Electricity generation from	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Salvadorenos Ltda de cv	(El Salvador)	renewable sources

Alpe Adria Energia SpA	Udine	Engineering, construction	120,000	euro	50.00	Enel Produzione SpA	50.00
		and management of
		interconnection power lines

Central Parks SpA	Rome	Engineering, construction	329,550	euro	40.00	Enel.Hydro SpA	40.00
		and management of water
		systems

C.I.N.S. – Consorzio Industriale	Rome	Research on materials	51,645.70	euro	20.00	CISE Tecnologie	20.00
Nazionale Superconduttori						Innovative Srl

Cittadella Telematica Scrl (in liquidation)	Savona	–	12,750	euro	20.00	IT-net SpA	20.00

Codemonte SpA (in liquidation)	Novara	–	1,800,000	euro	20.45	Aimeri SpA	20.45

Consorzio Civita	Rome	Water sector	312,000	euro	20.00	Enel.Hydro SpA	20.00

Consorzio CORARC	Seriate	Scientific research	51,645.68	euro	50.00	Enel.Hydro SpA	50.00
	(Bergamo)	coordination

Consorzio di Gestione Centro	Prignano Cilento	Monitoring of water	200,000,000	Lit	49.00	Enel.Hydro SpA	29.00
Iside	(Salerno)	networks				Enel Green Power SpA	20.00

Consorzio HYDRO.ECO	Naples	Water sector	10,000	euro	40.00	Enel.Hydro SpA	40.00

Consorzio ISAS – Istituto	Matera	Training, research and other	10,000,000	Lit	46.25	Enel.Hydro SpA	46.25
Superiore per l’Ambiente e lo Sviluppo		services

Consorzio Progetto Torre di	Pisa	Coordination of studies for	30,000	euro	24.98	Enel.Hydro SpA	24.98
Pisa		the restoration of the Pisa
		Tower

Ecoalbenga SpA	Albenga	Collection, transport and	1,549,350	euro	48.00	Aimeri SpA	48.00
	(Savona)	disposal of waste

Ecofin Srl	Aosta	Collection, transport and	10,400	euro	37.50	Aimeri SpA	37.50
		disposal of waste

Eneco Energia Ecologica Srl	Predazzo	Heating area networks	1,239,510	euro	49.02	Avisio Energia SpA	49.02
	(Trento)

Enelco SA	Athens (Greece)	Construction, operation and	587,000	euro	50.00	Enelpower SpA	50.00
		management of plant

FSB SpA	Marcon (Venice)	Engineering of automation	501,385	euro	25.35	WEBiz Holding BV	25.35
		and industrial equipment

Hipotecaria de Santa Ana Ltda	San Salvador	Electricity generation from	100,000	SVC	20.00	Grupo EGI SA de cv	20.00
de cv	(El Salvador)	renewable sources

Hydrodev Limited Partnership	Montreal	Electricity generation from	–	–	49.00	CHI Canada Inc	48.90
	(Québec -	renewable sources				Hydrodev Inc	0.10
	CANADA)

HydroLazio Scrl	Bologna	Water sector	510,000	euro	30.00	Enel.Hydro SpA	30.00

Idrolatina Srl	Latina	Equity investments in the	650,000	euro	23.00	Enel.Hydro SpA	23.00
		water sector

Istedil – Istituto Sperimentale	Guidonia	Technology, safety,	1,040,000	euro	50.00	Enel.Hydro SpA	50.00
per l’Edilizia SpA	(Rome)	construction

Janna ScpA	Cagliari	Information technology	102,000	euro	33.33	Enel.it SpA	33.33
		services

Macomer Scrl (in liquidation)	Sesto San	–	25,500	euro	20.51	Aimeri SpA	20.51
	Giovanni (Milan)

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%

		at Dec. 31, 2002

MyCasa Network Inc.	Wilmington	Creation, development and	10,646,857	USD	40.25	WEBiz Holding BV	40.25
	(Delaware -	marketing of hardware
	USA)	platforms and
		communication software

Sarnese Vesuviano Srl	Rome	Equity investments in the	2,000,000	euro	46.50	Enel.Hydro SpA	45.00
		water sector				Ctida Srl	1.50

Seso Srl	Borgosesia	Collection, transport and	309,840	euro	40.00	Aimeri SpA	40.00
	(Vicenza)	disposal of waste

Sicilia Hydro SpA	Enna	Water sector	103,290	euro	33.50	Enel.Hydro SpA	33.50

SIET – Società Informazioni	Piacenza	Studies, projects and	1,128,648	euro	41.55	Enel.Hydro SpA	41.55
Esperienze Termoidrauliche SpA		research in the thermal field

Teggs SpA	Milan	Creation and marketing of	121,500	euro	40.00	WEBiz Holding BV	36.00
		communication and office				Enel Capital SpA	4.00
		software

T.E.S.A. Piacenza SpA(1)	Piacenza	Waste disposal,	51,200,000	euro	40.00	Camuzzi Gazometri SpA	40.00
		environmental hygene and
		water sector activities

Total Renewable Energy SpA	Pero (Milan)	Electricity generation from	100,000	euro	50.00	Enel Green Power SpA	50.00
		renewable sources

(1)	Recorded among the current assets at cost (euro 31 million) and sold in the first Quarter of 2003 for euro 40 million.

Other relevant equity investments at Dec. 31, 2002

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2002

Centro Energie Viterbo SpA	Viterbo	Research in the field of	260,000	euro	14.00	Camuzzi Gazometri SpA	14.00
		renewable resources

CO.FA.S.E. Srl	Canazei (Trento)	Cogeneration of electrical	25,500	euro	14.00	Avisio Energia SpA	14.00
		and thermal energy

Depurazione Trentino Centrale	Trento	Water purification	10,000	euro	15.00	Enel.Hydro SpA	15.00
Scrl

Exstream Solutions Inc.	Cambridge	Transmission of multimedia	11,940.79	USD	15.09	WEBiz Holding BV	15.09
	(Massachusetts	content and development of
	-USA)	distance learning platforms

Geotermica Salvadorena SA	Ahuachapan (El	Electricity generation from	1,868,695,400	SVC	12.50	Enel Green Power SpA	12.50
de cv	Salvador)	renewable sources

Insula SpA	Venice	Venice urban maintenance	2,064,000	euro	12.00	Enel.Hydro SpA	12.00
		services

International Multimedia	Gualdo Tadino	Distance learning	619,800	euro	13.04	Sfera SpA	13.04
University SpA	(Perugia)

MIX Srl	Milan	Promotion of Internet	99,000	euro	19.50	Italia On Line SpA	9.75
		services				IT-net SpA	9.75

Nexo SA	Manno	Computer infrastructure and	2,890,000	CHF	17.74	WEBiz Holding BV	15.97
	(Switzerland)	applications				Enel Capital SpA	1.77

Oristano Ambiente Srl	Santa Giusta	Management of water	15,600	euro	18.00	Enel.Hydro SpA	18.00
	(Oristano)	treatment plants

Servizi Pubblici Teramani SpA	Teramo	Water sector	258,225	euro	15.00	C.A.R.T. Abruzzi Srl	15.00

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv.Claudio Sartorelli Title: Secretary of Enel Società per Azioni

Dated: April 15, 2003